Exhibit 2.1

EXECUTION VERSION

MASTER TRANSACTION AGREEMENT

by and among

GORES HOLDINGS, INC.,

and

HOMER MERGER SUB, INC.,

and

AP HOSTESS HOLDINGS, L.P.,

and

HOSTESS CDM CO-INVEST, LLC,

and

CDM HOSTESS CLASS C, LLC,

and

AP HOSTESS HOLDINGS, L.P., IN ITS CAPACITY AS THE SELLERS’

REPRESENTATIVE HEREUNDER,

Dated as of July 5, 2016

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(continued)

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(continued)

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(continued)

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(continued)

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APPENDICES, EXHIBITS AND SCHEDULES

Appendix A	Definitions

Exhibit A	Form of Management LLC Merger Agreement

Exhibit B	Form of Hostess Holdings A&R LPA

Exhibit C	Form of Buyer A&R Charter

Exhibit D	Form of Buyer A&R Bylaws

Exhibit E	Form of AP Hostess Holdings Merger Agreement

Exhibit F	Form of Contribution and Purchase Agreement

Exhibit G	Form of Exchange Agreement

Exhibit H	Form of Tax Receivable Agreement

Exhibit I	Form of Registration Rights Agreement

Exhibit J	Subscription Agreements

Schedule A	List of Sellers and Hostess Securities

Schedule B	Pro-Rata Share and Management LLC Cash Employee Payments

Schedule C	Example of Closing Working Capital Calculation

Schedule D	Example of Hostess EBITDA Calculation

Schedule E	Specified Matter

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This MASTER TRANSACTION AGREEMENT, dated as of July 5, 2016 (this “Agreement”), by and among Gores Holdings, Inc., a Delaware corporation (the “Buyer”), Homer Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Buyer (“Merger Sub”), AP Hostess Holdings, L.P., a Delaware limited partnership (“AP Hostess LP”), Hostess CDM Co-Invest, LLC, a Delaware limited liability company (“Hostess CDM Co-Invest”), CDM Hostess Class C, LLC, a Delaware limited liability company (“CDM Hostess”, and together with AP Hostess LP and Hostess CDM Co-Invest, each a “Seller” and, collectively, the “Sellers”), and AP Hostess LP, in its capacity as the Sellers’ Representative hereunder (in such capacity, the “Sellers’ Representative”).

RECITALS

WHEREAS, AP Hostess LP owns all of the common stock, par value $0.01 per share (the “AP Hostess Holdings Common Stock”), of AP Hostess Holdings, Inc., a Delaware corporation (“AP Hostess Holdings”);

WHEREAS, AP Hostess Holdings owns all of the Class A membership interests in Hostess Holdings GP, LLC, a Delaware limited liability company (“Hostess GP”);

WHEREAS, Hostess CDM Co-Invest owns all of the Class C membership interests in Hostess GP (the “Class C GP Interests”);

WHEREAS, Hostess GP is the general partner of Hostess Holdings, L.P., a Delaware limited partnership (“Hostess Holdings”), and owns all of the general partner partnership interests in Hostess Holdings;

WHEREAS, (a) AP Hostess Holdings owns all of the Class A limited partnership interests in Hostess Holdings and (b) Hostess CDM Co-Invest owns all of the Class C limited partnership interests (the “Class C LP Interests”) in Hostess Holdings;

WHEREAS, (a) Hostess Holdings owns all of the issued and outstanding (i) Class A Units, (ii) Class A-1 Units and (iii) Class A-2 Units in Hostess Management, LLC, a Delaware limited liability company (“Management LLC”), (b) the Management LLC Employees own all of the issued and outstanding (i) Class B Units, (ii) Class B-1 Units and (iii) Class B-2 Units in Management LLC and (c) CDM Hostess owns all of the Class C Units in Management LLC (collectively the “Management LLC Units”);

WHEREAS, Hostess Holdings and Management LLC collectively own all of the membership interests in New Hostess Holdco, LLC, a Delaware limited liability company (“New Hostess Holdco”);

WHEREAS, New Hostess Holdco owns all of the membership interests of Hostess Holdco, LLC, a Delaware limited liability company (“Hostess Holdco”);

WHEREAS, immediately prior to the Closing, AP Hostess LP and Hostess CDM Co-Invest shall cause Hostess Holdings to enter into, and to cause Management LLC to enter into, an agreement and plan of merger (the “Management LLC Merger Agreement”) in the form attached hereto as Exhibit A (and consummate the transactions contemplated thereby), pursuant to which Management LLC will merge with and into Hostess Holdings, and Hostess

Holdings will be the surviving entity (the “Management LLC Merger”), and as a result of the Management LLC Merger, (a) the Management LLC Units will be cancelled and extinguished, (b) CDM Hostess will receive, in the aggregate, (i) the right to receive certain amounts of cash and (ii) the right to receive Class B LP Units and (c) the Management LLC Employees will receive, or receive the right to receive, certain amounts of cash, in each case as set forth in the Management LLC Merger Agreement;

WHEREAS, simultaneously with the consummation of the Management LLC Merger, the Sellers shall cause Hostess Holdings to adopt the Fourth Amended and Restated Limited Partnership Agreement (the “Hostess Holdings A&R LPA”) in the form attached hereto as Exhibit B, pursuant to which, among other things, Hostess Holdings will (a) admit CDM Hostess and the Buyer as limited partners, (b) revise the capitalization of Hostess Holdings to provide for Class A limited partnership units (“Class A LP Units”) and Class B limited partnership units (“Class B LP Units” and, together with the Class A LP Units, the “LP Units”), (c) convert the Class A limited partnership interests held by AP Hostess Holdings into Class A LP Units and (d) convert the Class C limited partnership interests held by Hostess CDM Co-Invest into Class B LP Units;

WHEREAS, prior to the Closing, the Buyer shall (a), subject to obtaining the Buyer Stockholder Approval, adopt the Second Amended and Restated Certificate of Incorporation (the “Buyer A&R Charter”) in the form attached hereto as Exhibit C, to provide for, among other things, the authorization of additional shares of Buyer Class A Common Stock and the Buyer Class B Common Stock and (b) amend and restate the existing bylaws of the Buyer (the “Buyer A&R Bylaws”) in the form attached hereto as Exhibit D;

WHEREAS, prior to the Closing, the Buyer shall contribute the amount in cash to be paid to AP Hostess LP pursuant to Section 2.4(b) and the number of shares of Buyer Class A Common Stock to be issued to AP Hostess LP pursuant to Section 2.4(b) (collectively, the “AP Hostess Holdings Merger Consideration”) in exchange for all of the Equity Interests in Merger Sub;

WHEREAS, immediately following the adoption of the Hostess Holdings A&R LPA, AP Hostess LP shall cause AP Hostess Holdings to, and the Buyer and Merger Sub shall, enter into an agreement and plan of merger (the “AP Hostess Holdings Merger Agreement”) in the form attached hereto as Exhibit E (and consummate the transactions contemplated thereby) pursuant to which (a) Merger Sub will merge with and into AP Hostess Holdings, and AP Hostess Holdings will be the surviving entity (the “Stage One Merger”), and as a result of the Stage One Merger, (i) AP Hostess LP will cease to own any AP Hostess Holdings Common Stock, (ii) AP Hostess LP will receive the right to receive the AP Hostess Holdings Merger Consideration and (iii) AP Hostess Holdings will become a wholly owned Subsidiary of the Buyer, and (b) immediately following the Stage One Merger, AP Hostess Holdings will merge with and into the Buyer, and the Buyer will be the surviving entity (the “Stage Two Merger” and, together with the Stage One Merger, the “AP Hostess Holdings Merger”);

WHEREAS, it is intended that the Stage One Merger and the Stage Two Merger, taken together, shall constitute a tax-free reorganization under Section 368(a)(1)(A) of the Code;

WHEREAS, immediately following the adoption of the Hostess A&R LPA, Hostess CDM Co-Invest, CDM Hostess and the Buyer shall enter into a Contribution and Purchase Agreement (the “Contribution and Purchase Agreement”) in the form attached hereto as Exhibit F, pursuant to which (a) the Buyer will purchase a portion of the Class B LP Units owned by Hostess CDM Co-Invest in exchange for the amount of cash to be paid to Hostess CDM Co-Invest pursuant to Section 2.4(b), (b) the Buyer will purchase a portion of the Class B LP Units issued to CDM Hostess pursuant to the Management LLC Merger Agreement in exchange for the amount of cash to be paid to CDM Hostess pursuant to Section 2.4(b) and (c) Hostess CDM Co-Invest will (i) contribute all of the Class C GP Interests to the Buyer in exchange for the shares of Buyer Class B Common Stock issuable pursuant to Section 2.4(b)(v) and Section 2.4(b)(vi) and (ii) direct the Buyer to issue and deliver to CDM Hostess the shares of Buyer Class B Common Stock set forth in Section 2.4(b)(vi) (the “Contribution and Purchase”);

WHEREAS, after giving effect to the AP Hostess Holdings Merger and the Contribution and Purchase, the Buyer will own 100% of the Equity Securities of Hostess GP;

WHEREAS, simultaneously with the Contribution and Purchase, in consideration of the consummation of the Management LLC Merger and the Contribution and Purchase, the Buyer, CDM Hostess and Hostess CDM Co-Invest shall, and the Sellers shall cause Hostess Holdings to, enter into an Exchange Agreement (the “Exchange Agreement”) in the form attached hereto as Exhibit G, pursuant to which CDM Hostess and Hostess CDM Co-Invest will be entitled to exchange their respective Class B LP Units in Hostess Holdings for, at the option of the Buyer, the number of shares of Buyer Class A Common Stock specified in the Exchange Agreement or the cash equivalent of such shares of Buyer Class A Common Stock, on the terms and conditions set forth therein; and

WHEREAS, simultaneous with the Contribution and Purchase, in consideration of the Transactions, AP Hostess LP, Hostess CDM Co-Invest, CDM Hostess and the Buyer will enter into (a) a Tax Receivable Agreement (the “Tax Receivable Agreement”), in the form attached hereto as Exhibit H, and (b) an Amended and Restated Registration Rights and Lock-Up Agreement (the “Registration Rights Agreement”) in the form attached hereto as Exhibit I.

NOW THEREFORE, in consideration of the foregoing premises and the respective representations and warranties, covenants and agreements contained herein, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1.    Definitions.    Capitalized terms used in this Agreement have the meanings ascribed to them by definition in this Agreement or in Appendix A hereto.

ARTICLE II

PURCHASE AND SALE

Section 2.1.    Purchase Price.  Upon the terms and subject to the conditions set forth in this Agreement and in the applicable Transaction Documents, in consideration of an aggregate purchase price (to be delivered in the form and manner described in Section 2.4) (the “Purchase Price”) equal to (a) $2,198,410,000 (the “Base Purchase Price”), plus (b) the Closing Working Capital Adjustment Amount, plus (c) the Hostess Cash, minus (d) the Closing Rollover Indebtedness Amount, minus (e) the Hostess Transaction Costs, minus (f) the LTIP Payment Amount, plus (g) the Tax Receivable Amount, plus (h) the Earn Out Shares, minus, (i) the CDM Consideration Amount, minus (j) the Buyer Transaction Costs:

(i)       AP Hostess LP and Hostess CDM Co-Invest shall directly and indirectly cause Hostess Holdings and Management LLC to enter into the Management LLC Merger Agreement and consummate the Management LLC Merger in accordance therewith;

(ii)      immediately following the consummation of the Management LLC Merger, AP Hostess LP shall cause AP Hostess Holdings to, and the Buyer and Merger Sub shall, enter into the AP Hostess Holdings Merger Agreement and consummate the AP Hostess Holdings Merger in accordance therewith; and

(iii)     immediately following the consummation of the AP Hostess Holdings Merger, Hostess CDM Co-Invest, CDM Hostess and the Buyer shall enter into the Contribution and Purchase Agreement and consummate the Contribution and Purchase in accordance therewith.

Section 2.2.    Closing.    The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m., local time, at the offices of Hostess Brands on the third Business Day following the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), or at such other time, date and place as may be mutually agreed upon in writing by the Parties (the date on which the Closing actually occurs being referred to as the “Closing Date”). The Closing will be deemed effective as of 12:01 a.m., Eastern time, on the Closing Date.

Section 2.3.    Buyer Financing Certificate.  Not more than two Business Days prior to the Closing, the Buyer shall deliver to the Sellers’ Representative written notice (the “Buyer Financing Certificate”) setting forth (a) the aggregate amount of cash proceeds that will be required to satisfy any exercise of the Buyer Stockholder Redemptions, and (b) the amount of Buyer Cash and Buyer Transaction Costs as of the Closing and (c) the number of shares of Buyer Class A Common Stock outstanding as of the Closing after giving effect to the Buyer Stockholder Redemptions and the issuance of shares of Buyer Class A Common Stock pursuant to the Subscription Agreements, but without giving effect to the issuance of shares of Buyer Class A Common Stock pursuant to Section 2.4(b)(iv).

Section 2.4.    Transactions to be Effected at the Closing.

(a)          At the Closing, the Buyer shall deposit with the Escrow Agent (i) an amount equal to $2,000,000 (the “Adjustment Escrow Amount”) into a designated non-interest bearing account the (“Adjustment Escrow Account”), by wire transfer of immediately available funds in U.S. dollars, and (ii) the Specified Matter Escrow Shares into a designated non-interest bearing account (the “Specified Matter Escrow Account”); provided, that (A) the Specified Matter AP Hostess LP Escrow Shares shall be deemed delivered to the Escrow Agent on behalf of AP Hostess LP, (B) the Specified Matter Hostess CDM Co-Invest Escrow Shares shall be deemed delivered to the Escrow Agent on behalf of Hostess CDM Co-Invest and (C) the Specified Matter CDM Hostess Escrow Shares shall be deemed delivered to the Escrow Agent on behalf of CDM Hostess. Pursuant to an escrow agreement to be entered into on the Closing Date by and between the Buyer, the Sellers’ Representative and the Escrow Agent in form and substance reasonably acceptable to the Parties (the “Escrow Agreement”), the Buyer and the Sellers’ Representative will appoint the Escrow Agent to (I) hold the Adjustment Escrow Amount until the final determination of the Final Closing Consideration Amount and disburse the Adjustment Escrow Amount as provided herein and in the Escrow Agreement and (II) hold and release the Specified Matter Escrow Shares, in each case as provided herein and in the Escrow Agreement. The Specified Matter Escrow Shares shall be available to the Sellers to satisfy any amounts due from the Sellers for any indemnification claims in respect of the Specified Matter pursuant to Section 9.2(a)(viii).

(b)          At the Closing, the Buyer or Merger Sub shall, as applicable:

(i)        pay or cause to be paid (by wire transfer of immediately available funds in U.S. dollars to such account or accounts specified by the Sellers’ Representative) to AP Hostess LP, an amount equal to (A)(1) AP Hostess LP’s Pro-Rata Share, multiplied by (2) the Closing Cash Payment Amount, minus (B) 2.5% of the Management LLC Class B-1 and B-2 Cash Payment Amount, minus (C)(1) AP Hostess LP’s Pro-Rata Share, multiplied by (2) the Adjustment Escrow Amount, minus (D) the AP Hostess LP Tax Adjustment Amount, if any, as of the Closing, as set forth in the Allocation Schedule;

(ii)       pay or cause to be paid (by wire transfer of immediately available funds in U.S. dollars to such account or accounts specified by the Sellers’ Representative) to Hostess CDM Co-Invest, an amount equal to (A)(1) Hostess CDM Co-Invest’s Pro-Rata Share, multiplied by (2) the Closing Cash Payment Amount, minus (B) 2.5% of the Management LLC Class B-1 and B-2 Cash Payment Amount, minus (C)(1) Hostess CDM Co-Invest’s Pro-Rata Share, multiplied by (2) the Adjustment Escrow Amount, minus (D) the CDM Rollover Amount, as set forth in the Allocation Schedule;

(iii)      pay or cause to be paid (by wire transfer of immediately available funds in U.S. dollars to such account or accounts specified by the Sellers’ Representative) to CDM Hostess, an amount equal to (A)(1) CDM Hostess’ Pro-Rata Share, multiplied by (2) the Closing Cash Payment Amount, plus (B) 5.0% of the Management LLC Class B-1 and B-2 Cash Payment Amount, minus (C)(1) CDM Hostess’ Pro-Rata Share, multiplied by (2) the Adjustment Escrow Amount, as set forth in the Allocation Schedule;

(iv)      deliver to AP Hostess LP certificates or, at AP Hostess LP’s written request, evidence of shares in book-entry form, representing a number of shares of Buyer Class A Common Stock equal to (A)(1) AP Hostess LP’s Pro-Rata Share multiplied by (2) the Closing Number of Securities, plus (B) the number of AP Hostess LP Tax Adjustment Shares, if any, as of the Closing, minus (C) the number of Specified Matter AP Hostess LP Escrow Shares, as set forth in the Allocation Schedule;

(v)       deliver to Hostess CDM Co-Invest certificates or, at Hostess CDM Co-Invest’s written request, evidence of shares in book-entry form, representing a number of shares of Buyer Class B Common Stock equal to (A)(1) Hostess CDM Co-Invest’s Pro-Rata Share multiplied by (2) the Closing Number of Securities, plus (B) the number of CDM Rollover Shares, minus (C) the number of Specified Matter Hostess CDM Co-Invest Escrow Shares, as set forth in the Allocation Schedule;

(vi)      deliver to CDM Hostess certificates or, at CDM Hostess’ written request, evidence of shares in book-entry form, representing a number of shares of Buyer Class B Common Stock equal to (A)(1) CDM Hostess’ Pro-Rata Share multiplied by (2) the Closing Number of Securities, minus (B) the number of Specified Matter CDM Hostess Co-Invest Escrow Shares, as set forth in the Allocation Schedule;

(vii)     pay or cause to be paid the Estimated Hostess Transaction Costs to the applicable payees as set forth on the Estimated Adjustment Statement;

(viii)    pay or cause to be paid to Hostess Brands the Estimated LTIP Payment Amount, which the Buyer will cause Hostess Brands to distribute to the holders of awards under the LTIP as promptly as possible following the Closing in accordance with the amounts set forth on the Estimated Adjustment Statement;

(ix)       contribute to Hostess Holdings the Deleveraging Amount;

(x)        deliver to the Sellers a copy of the Hostess Holdings A&R LPA, duly executed by the Buyer;

(xi)       deliver to the Sellers a certified copy of the Buyer A&R Charter and the Buyer A&R Bylaws;

(xii)      deliver to AP Hostess LP a certified copy of the certificate of incorporation of Merger Sub;

(xiii)     deliver to AP Hostess LP a copy of the AP Hostess Holdings Merger Agreement, duly executed by the Buyer and by Merger Sub;

(xiv)     deliver to Hostess CDM Co-Invest a copy of the Contribution and Purchase Agreement, duly executed by the Buyer;

(xv)      deliver to the Sellers a copy of the Exchange Agreement, duly executed by the Buyer;

(xvi)     deliver to the Sellers a copy of the Tax Receivable Agreement, duly executed by the Buyer;

(xvii)    deliver to the Sellers a copy of the Registration Rights Agreement, duly executed by the Buyer;

(xviii)   deliver to the Sellers a copy of the Escrow Agreement, duly executed by the Buyer and the Escrow Agent; and

(xix)     deliver to the Sellers all other documents, instruments or certificates required to be delivered by the Buyer at or prior to the Closing pursuant to Section 7.2.

(c)          At the Closing, AP Hostess LP will deliver to the Buyer:

(i)         a copy of the AP Hostess Holdings Merger Agreement, duly executed by AP Hostess Holdings;

(ii)        a copy of the Tax Receivable Agreement, duly executed by AP Hostess LP;

(iii)       a copy of the Registration Rights Agreement, duly executed by AP Hostess LP; and

(iv)       all documents, instruments or certificates required to be delivered by AP Hostess LP or AP Hostess Holdings at or prior to the Closing pursuant to Section 7.1.

(d)          At the Closing, Hostess CDM Co-Invest and CDM Hostess will deliver to the Buyer:

(i)         a copy of the Hostess Holdings A&R LPA, duly executed by Hostess CDM Co-Invest and CDM Hostess;

(ii)        a copy of the Contribution and Purchase Agreement, duly executed by Hostess CDM Co-Invest and CDM Hostess; and

(iii)       a copy of the Exchange Agreement, duly executed by Hostess CDM Co-Invest and CDM Hostess;

(iv)       a copy of the Tax Receivable Agreement, duly executed by CDM Hostess and Hostess CDM Co-Invest;

(v)        a copy of the Registration Rights Agreement, duly executed by CDM Hostess and Hostess CDM Co-Invest; and

(vi)       all documents, instruments or certificates required to be delivered by Hostess CDM Co-Invest or CDM Hostess at or prior to the Closing pursuant to Section 7.1.

(e)          At the Closing, AP Hostess LP and Hostess CDM Co-Invest will deliver to the Buyer:

(i)      a copy of the Management LLC Merger Agreement, duly executed by Hostess Holdings and Management LLC;

(ii)     a copy of the Exchange Agreement, duly executed by Hostess Holdings; and

(iii)    a copy of the Hostess Holdings A&R LPA, duly executed by Hostess Holdings and Hostess GP.

(f)          At the Closing, the Sellers’ Representative will deliver to the Buyer:

(i)     a true and complete schedule reflecting (A) the Closing Cash Payment Amount, the Closing Number of Securities, the Deleveraging Amount, the AP Hostess LP Tax Adjustment Amount, (B) the amount of cash to be paid to each Cash Recipient pursuant to Section 2.4(b), (C) the number of shares of Buyer Class A Common Stock to be issued to AP Hostess LP pursuant to Section 2.4(b), (D) the number of shares of Buyer Class B Common Stock to be issued to CDM Hostess and Hostess CDM Co-Invest pursuant to clause Section 2.4(b), (E) the number of Specified Matter AP Hostess LP Escrow Shares, Specified Matter CDM Hostess Escrow Shares and Specified Matter Hostess CDM Co-Invest Escrow Shares, (F) the number of Class B LP Units to be purchased by the Buyer from Hostess CDM Co-Invest and CDM Hostess pursuant to the Contribution and Sale Agreement, and (G) the Allocation (the “Allocation Schedule”); and

(ii)    a copy of the Escrow Agreement, duly executed by the Sellers’ Representative.

(g)          The number of shares of Buyer Class A Common Stock and Buyer Class B Common Stock which each Seller is entitled to receive under this Section 2.4 shall be rounded up to the nearest whole number of shares.

Section 2.5.    Purchase Price Adjustment.

(a)          Estimated Adjustment Statement.  No later than five Business Days prior to the Closing Date, the Sellers’ Representative, on behalf of the Sellers, shall deliver to the Buyer a statement (the “Estimated Adjustment Statement”) setting forth the Sellers’ good faith estimate of: (i) the Closing Working Capital (such estimate, the “Estimated Closing Working Capital”); (ii) the Closing Rollover Indebtedness Amount (the “Estimated Rollover Indebtedness Amount”); (iii) the Hostess Transaction Costs (the “Estimated Hostess Transaction Costs”); (iv) Hostess Cash (the “Estimated Hostess Cash”); and (v) the LTIP Payment Amount (the “Estimated LTIP Payment Amount”) and the amount payable to each holder of any award outstanding under the LTIP, together with instructions that list the applicable bank accounts designated to facilitate payment by the Buyer of the Estimated Hostess Transaction Costs and all relevant supporting documentation used by the Sellers in calculating such amounts. The Estimated Closing Working Capital, the Estimated Rollover Indebtedness Amount, the Estimated Hostess Transaction Costs, the Estimated Hostess Cash and the

Estimated LTIP Payment Amount (as contained in the Estimated Adjustment Statement delivered by the Sellers’ Representative to the Buyer) shall be binding on the Parties for the purposes of determining the Estimated Closing Consideration Amount.

(b)          Adjustment Statement.  Within 90 days after the Closing Date, the Buyer will prepare, or cause to be prepared, and deliver to the Sellers’ Representative an unaudited statement (the “Adjustment Statement”), which shall set forth the Buyer’s good faith calculation of each of the Closing Working Capital, the Hostess Transaction Costs, Hostess Cash, the Closing Rollover Indebtedness Amount and the LTIP Payment Amount. At the Buyer’s request, the Sellers (i) shall reasonably cooperate with and assist, and shall cause their respective Representatives to reasonably cooperate with and assist, the Buyer and its Representatives in the preparation of the Adjustment Statement and (ii) shall provide the Buyer and its Representatives with any information reasonably requested by the Buyer that is necessary for the preparation of the Adjustment Statement. For illustrative purposes, an example of the elements of Closing Working Capital, as if the Closing Date were May 31, 2016, is attached as Schedule C hereto. Any amounts set forth in the Adjustment Statement that are equal to the corresponding amounts set forth in the Estimated Adjustment Statement shall be final and binding upon delivery of the Adjustment Statement.

(c)          Adjustment Review Period and Notice of Objection.  Upon receipt from the Buyer, the Sellers shall have 45 days to review the Adjustment Statement (the “Adjustment Review Period”). At the request of the Sellers’ Representative, the Buyer (i) shall reasonably cooperate and assist, and shall cause its Subsidiaries, including the Hostess Entities, and each of their respective Representatives to reasonably cooperate and assist, the Sellers’ Representative and its Representatives in the review of the Adjustment Statement (including by requesting their respective accountants to deliver to the Sellers’ Representative and its Representatives copies of their work papers relating to the Hostess Entities) and (ii) shall provide the Seller’ Representative and its Representatives with any information reasonably requested by the Sellers that is necessary for their review of the Adjustment Statement. If the Sellers disagree with the Buyer’s computation of the Closing Working Capital, the Hostess Transaction Costs, Hostess Cash, the Closing Rollover Indebtedness Amount or the LTIP Payment Amount (each as set forth in the Adjustment Statement), the Sellers’ Representative shall, on or prior to the last day of the Adjustment Review Period, deliver a written notice to the Buyer (the “Adjustment Notice of Objection”) that sets forth the Sellers’ objections to the Buyer’s calculation of the Closing Working Capital, the Hostess Transaction Costs, Hostess Cash, the Closing Rollover Indebtedness Amount and the LTIP Payment Amount, as applicable. Any Adjustment Notice of Objection shall specify those items or amounts with which the Sellers disagree and shall set forth the Sellers’ calculation of the Closing Working Capital, the Hostess Transaction Costs, Hostess Cash, the Closing Rollover Indebtedness Amount or the LTIP Payment Amount, as applicable, based on such objections (it being understood that the Sellers shall be deemed to have accepted the Buyer’s calculation of any amounts set forth on the Adjustment Statement to which the Sellers’ Representative does not object in the Adjustment Notice of Objection).

(d)          Adjustment Dispute Resolution.  If the Sellers’ Representative does not deliver an Adjustment Notice of Objection to the Buyer with respect to an item contained in the Adjustment Statement within the Adjustment Review Period, the Sellers shall be deemed to have accepted the Buyer’s calculation of the underlying item of the Closing Working Capital, the

Hostess Transaction Costs, Hostess Cash, the Closing Rollover Indebtedness Amount and the LTIP Payment Amount, as applicable, and such calculation shall be final, conclusive and binding. If the Sellers’ Representative delivers an Adjustment Notice of Objection to the Buyer within the Adjustment Review Period, the Buyer and the Sellers shall, during the 30 days following such delivery or any mutually agreed extension thereof, use their good faith efforts to reach agreement on the disputed items and amounts in order to determine the amount of the disputed Closing Working Capital, the Hostess Transaction Costs, Hostess Cash, the Closing Rollover Indebtedness Amount or the LTIP Payment Amount, as applicable. If, at the end of such period or any mutually agreed extension thereof, the Buyer and the Sellers are unable to resolve their disagreements, they shall jointly retain and refer their disagreements to a nationally recognized independent accounting firm mutually acceptable to the Buyer and the Sellers or any individual who, in the reasonable determination of the Buyer and the Sellers, is qualified and capable to serve in the capacity for which such nationally recognized independent accounting firm would have served pursuant to this Section 2.5 (such firm or individual, the “Independent Expert”). The Parties shall instruct the Independent Expert promptly to review this Section 2.5, as well as the Adjustment Statement, Notice of Objection and any other materials reasonably requested by the Independent Expert, and to determine, solely with respect to the disputed items and amounts so submitted, whether and to what extent, if any, the Closing Working Capital, the Hostess Transaction Costs, Hostess Cash, the Closing Rollover Indebtedness Amount or the LTIP Payment Amount, as applicable, set forth in the Adjustment Statement requires adjustment pursuant to the terms of this Agreement. The Independent Expert shall base its determination solely on written submissions by the Buyer and the Sellers and not on an independent review. The Buyer and the Sellers shall make available to the Independent Expert all relevant books and records and other items reasonably requested by the Independent Expert. As promptly as practicable, but in no event later than 45 days after its retention, the Independent Expert shall deliver to the Buyer and the Sellers a report that sets forth its resolution of the disputed items and amounts and its calculation of the Closing Working Capital, the Hostess Transaction Costs, Hostess Cash or the Closing Rollover Indebtedness Amount, as applicable; provided, however, that the Independent Expert may not assign a value to any item greater than the greatest value for such item claimed by the Buyer, on one hand, and the Sellers, on the other hand, nor less than the smallest value for such item claimed by the Buyer, on one hand, and the Sellers, on the other hand. The decision of the Independent Expert shall be final, conclusive and binding on the Parties. The costs and expenses of the Independent Expert shall be allocated between the Buyer, on the one hand, and the Sellers, on the other hand, based upon the percentage that the portion of the aggregate contested amount not awarded to each Party bears to the aggregate amount actually contested by such Party, as determined by the Independent Expert. The Buyer and the Sellers agree to execute, if requested by the Independent Expert, a reasonable engagement letter, including customary indemnities in favor of the Independent Expert.

(e)          Final Adjustment Amounts.    For purposes of this Agreement, “Final Closing Working Capital”, “Final Hostess Transaction Costs”, “Final Hostess Cash”, “Final Rollover Indebtedness Amount”, and “Final LTIP Payment Amount” mean the amount of such items (i) as shown in the Adjustment Statement delivered by the Buyer to the Sellers’ Representative pursuant to Section 2.5(b), if such amounts are equal to the corresponding amounts set forth in the Estimated Adjustment Statement or if no Adjustment Notice of Objection with respect thereto is timely delivered by the Sellers’ Representative to the Buyer pursuant to Section 2.5(d) or (ii) if an Adjustment Notice of Objection is so delivered, (A) as agreed by the Buyer and the Sellers pursuant to Section 2.5(d) or (B) in the absence of such agreement, as determined in the Independent Expert’s report delivered pursuant to Section 2.5(d).

(f)          Closing Consideration Adjustment.  Within five Business Days after the Final Closing Consideration Amount has been finally determined pursuant to this Section 2.5:

(i)                 if the Final Closing Consideration Amount is less than the Estimated Closing Consideration Amount, the Buyer shall be entitled to receive a payment in cash out of the Adjustment Escrow Account in an amount equal to such difference; provided, that if such amount exceeds the Adjustment Escrow Amount, (A) the Buyer shall be entitled to receive the entire Adjustment Escrow Amount and (B) each Seller shall severally, but not jointly, pay to Hostess Holdings an aggregate amount equal to (I) such Sellers’s Pro-Rata Share, multiplied by (II) the amount of such difference; and

(ii)                if the Final Closing Consideration Amount is greater than the Estimated Closing Consideration Amount, (A) each Seller shall be entitled receive its Pro-Rata Share of the Adjustment Escrow Amount from the Adjustment Escrow Account and (B) the Buyer shall cause Hostess Holdings to pay to each Seller an amount equal to (I) such Seller’s Pro-Rata Share, multiplied by (II) the amount of such difference.

(g)         Payment of Adjustment Amounts.  Any payment required to be made by (i) the Sellers pursuant to this Section 2.5 shall be made by wire transfer of immediately available funds in U.S. dollars to the account of Hostess Holdings designated in writing by the Buyer at least one Business Day prior to such transfer and (ii) Hostess Holdings on behalf of the Buyer pursuant to this Section 2.5 shall be made by wire transfer of immediately available funds in U.S. dollars to the account(s) designated in writing by the Sellers’ Representative at least one Business Day prior to such transfer.

(h)         Interest.  The amount of any payment to be made pursuant to this Section 2.5 shall bear interest from and including the Closing Date to, but excluding, the date of payment at a rate per annum equal to the “prime rate” as published in The Wall Street Journal, Eastern Edition on the Closing Date. Such interest shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding.

(i)          Tax Treatment.  Any payments made pursuant to this Section 2.5 and all Tax Receivable Payments shall be treated as an adjustment to the Purchase Price by the Parties for Tax purposes, unless otherwise required by applicable Law.

(j)          AP Hostess LP Tax Adjustment.    Notwithstanding anything to the contrary in this Agreement, in the event that any payment of cash under this Agreement or under the Tax Receivable Agreement to AP Hostess LP or its successors or assignees would cause the cumulative amount treated as paid in cash for U.S. federal income tax purposes to AP Hostess LP pursuant to this Agreement and the Tax Receivable Agreement to exceed 60% of an amount equal to (i) the fair market value of shares of Buyer Class A Common Stock to be issued to AP Hostess LP hereunder (determined by using the average of the high and low trading price on the date that AP Hostess LP became entitled to such payment), plus (ii) the cumulative amount of cash paid to AP Hostess LP pursuant to this Agreement and the Tax Receivable Agreement (the

“Maximum Cash Amount”), then such excess cash amount (the “AP Hostess LP Tax Adjustment Amount”) shall instead be paid to AP Hostess LP or its successors or assignees in the form of a number of shares of Buyer Class A Common Stock equal to (A) the AP Hostess LP Tax Adjustment Amount divided by (B) the Adjustment Per Share Price (the “AP Hostess LP Tax Adjustment Shares”); provided, that such excess cash amount shall be further adjusted so as to not exceed the Maximum Cash Amount taking into account the average of the high and low trading price of the AP Hostess LP Tax Adjustment Shares on the date that AP Hostess LP or its successors or assignees became entitled to such AP Hostess LP Tax Adjustment Shares.

Section 2.6.    Earn Out.

(a)          Initial Hostess EBITDA Statement.    Within 30 calendar days following the completion of the audited GAAP financial statements of the Buyer and its Subsidiaries for (i) the 2016 Measurement Year, the Buyer shall deliver to the Sellers’ Representative, and (ii) the 2017 Measurement Year, the Buyer shall deliver to Hostess CDM Co-Invest, an unaudited statement that sets forth in reasonable detail the Buyer’s calculation of the Hostess EBITDA for such Measurement Year and the elements thereof (each such statement, an “Initial Hostess EBITDA Statement”). Each Initial Hostess EBITDA Statement shall (A) specifically and separately identify (I) each excluded item from Hostess EBITDA and (II) each adjustment to Hostess EBITDA, (B) include a schedule reconciling the Hostess EBITDA to the audited GAAP financial statements of the Buyer and its Subsidiaries for such Measurement Year (it being understood that for the 2016 Measurement Year such reconciliation shall only be required for the period from the Closing Date through December 31, 2016), (C) include all backup calculations reasonably necessary to arrive at the Buyer’s calculation of Hostess EBITDA for such Measurement Year, and (D) be certified by the Chief Financial Officer of the Buyer as having been calculated in accordance with the terms of this Section 2.6 and the definition of Hostess EBITDA. In order to facilitate the Sellers’ review of each Initial Hostess EBITDA Statement, the Buyer shall (I) at its own expense and promptly upon request by the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, request that its independent auditors make available their work papers to the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, and (II) make available to the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, such other back-up materials used by the Buyer in preparing the Initial Hostess EBITDA Statement as the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, may reasonably request. For illustrative purposes, an example of the elements of Hostess EBITDA with respect to the fiscal year ending December 31, 2015 is set forth on Schedule D hereto. For the avoidance of doubt, neither the Sellers’ Representative nor AP Hostess LP shall be responsible for compliance with this Section 2.6 with respect to the 2017 Measurement Year, nor shall such Parties have any other obligations or liabilities with respect to the 2017 Measurement Year, which compliance, obligations and liabilities shall be solely the responsibility of Hostess CDM Co-Invest.

(b)          Earn Out Review Period and Notice of Objection.  Upon receipt from the Buyer, the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, shall have 45 days to review each Initial Hostess EBITDA Statement (the “Earn Out Review Period”). At the request of the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, the Buyer (i) shall reasonably cooperate and assist, and shall cause its Subsidiaries, including the Hostess Entities, and each of their respective Representatives to reasonably cooperate and assist, the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, and their respective

Representatives in the review of the Initial Hostess EBITDA Statement (including by requesting their respective accountants to deliver to the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, and their respective Representatives copies of their work papers relating to the Hostess Entities) and (ii) shall provide the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, and their respective Representatives with any information reasonably requested by such Persons that is necessary for their review of the Adjustment Statement. If the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, disagrees with the Buyer’s computation of Hostess EBITDA for the applicable Measurement Year as set forth in the applicable Initial Hostess EBITDA Statement, the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, shall, on or prior to the last day of the Earn Out Review Period, deliver a written notice to the Buyer (the “Earn Out Notice of Objection”) that sets forth the Sellers’ Representative’s or Hostess CDM Co-Invest’s, as applicable, objections to the Buyer’s calculation of the Hostess EBITDA for the applicable Measurement Year. Any Earn Out Notice of Objection shall specify those items or amounts with which the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, disagree and shall set forth the Sellers’ Representative’s or Hostess CDM Co-Invest’s, as applicable, calculation of the Hostess EBITDA for the applicable Measurement Year based on such objections (it being understood that the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, shall be deemed to have accepted the Buyer’s calculation of any amounts set forth on the Initial Hostess EBITDA Statement to which the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, does not object in the Earn Out Notice of Objection).

(c)          Earn Out Dispute Resolution.  If the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, does not deliver an Earn Out Notice of Objection to the Buyer with respect to an item contained in the applicable Initial Hostess EBITDA Statement within the applicable Earn Out Review Period, the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, shall be deemed to have accepted the Buyer’s calculation of the underlying item of Hostess EBITDA for such Measurement Year, and such calculation shall be final, conclusive and binding. If the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, delivers an Earn Out Notice of Objection to the Buyer within the applicable Earn Out Review Period, the Buyer and the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, shall, during the 30 days following such delivery or any mutually agreed extension thereof, use their good faith efforts to reach agreement on the disputed items and amounts in order to determine the amount of the disputed Hostess EBITDA. If, at the end of such period or any mutually agreed extension thereof, the Buyer and the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, are unable to resolve their disagreements, they shall jointly retain and refer their disagreements to the Independent Expert (to be selected in accordance with the procedures set forth in Section 2.5(d)). The Parties shall instruct the Independent Expert promptly to review this Section 2.6, as well as the applicable Initial Hostess EBITDA Statement, Earn Out Notice of Objection and any other materials reasonably requested by the Independent Expert, and to determine, solely with respect to the disputed items and amounts so submitted, whether and to what extent, if any, Hostess EBITDA set forth in the applicable Initial Hostess EBITDA Statement requires adjustment pursuant to the terms of this Agreement. The Independent Expert shall base its determination solely on written submissions by the Buyer and the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, and not on an independent review. The Buyer and the Sellers shall make available to the Independent Expert all relevant books and records and other items reasonably requested by the Independent Expert. As promptly as practicable, but in no event later than 45 days after its retention, the Independent Expert shall deliver to the Buyer and the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, a report that sets forth its resolution of the disputed items and amounts and its calculation of Hostess EBITDA for the applicable Measurement Year; provided, however, that the Independent Expert may not assign a value to any item greater than the greatest value for such item claimed by the Buyer, on one hand, and the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, on the other hand, nor less than the smallest value for such item claimed by the Buyer, on one hand, and the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, on the other hand. The decision of the Independent Expert shall be final, conclusive and binding on the Parties. The costs and expenses of the Independent Expert shall be allocated between the Buyer, on the one hand, and the Sellers’ Representative (on behalf of the Sellers) or Hostess CDM Co-Invest, as applicable, on the other hand, based upon the percentage that the portion of the aggregate contested amount not awarded to each Party bears to the aggregate amount actually contested by such Party, as determined by the Independent Expert. The Buyer and the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, agree to execute, if requested by the Independent Expert, a reasonable engagement letter, including customary indemnities in favor of the Independent Expert.

(d)          Final Hostess EBITDA.  For purposes of this Agreement, “Final Hostess EBITDA” for each Measurement Year means the Hostess EBITDA (i) as shown in the Initial Hostess EBITDA Statement delivered by the Buyer to the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, pursuant to Section 2.6(a) if no Earn Out Notice of Objection with respect thereto is timely delivered by the Buyer to the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, pursuant to Section 2.6(b) or (ii) if an Earn Out Notice of Objection is so delivered, (A) as agreed by the Buyer and the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, pursuant to Section 2.6(c) or (B) in the absence of such agreement, as determined in the Independent Expert’s report delivered pursuant to Section 2.6(c).

(e)          Issuance of Earn Out Shares.  Following the Closing, and as additional consideration for the Management LLC Merger, the AP Hostess Holdings Merger and the Contribution and Purchase, within two Business Days after the Final Hostess EBITDA for the applicable Measurement Year has been finally determined pursuant to this Section 2.6, the Buyer shall issue the following shares of Buyer Class A Common Stock (the “Earn Out Shares”), subject to the terms and conditions set forth in this Agreement and the other Transaction Documents:

(i)         if Final Hostess EBITDA for the 2016 Measurement Year is equal to or greater than $225,400,000 (the “2016 EBITDA Target”), the Buyer shall issue the 2016 Earn Out Shares to the Sellers (in accordance with their respective Pro-Rata Shares) promptly, but in any event within five Business Days after the Final Hostess EBITDA for the 2016 Measurement Year has been finally determined pursuant to this Section 2.6;

(ii)        if (A) Final Hostess EBITDA for the 2016 Measurement Year is less than the 2016 EBITDA Target and (B) Final Hostess EBITDA for the 2017 Measurement Year is equal to or greater than $240,500,000 (the “2017 Catch Up EBITDA Target”), the Buyer shall issue the 2016 Earn Out Shares to Hostess CDM Co-Invest promptly, but in any event within five Business Days after the Final Hostess EBITDA for the 2017 Measurement Year has been finally determined pursuant to this Section 2.6;

(iii)        if Final Hostess EBITDA for the 2017 Measurement Year is equal to or greater than $245,500,000 (the “2017 EBITDA Target”), the Buyer shall issue the 2017 Earn Out Shares to Hostess CDM Co-Invest promptly, but in any event within five Business Days after the Final Hostess EBITDA for the 2017 Measurement Year has been finally determined pursuant to this Section 2.6; and

(iv)        if (i) Final Hostess EBITDA for the 2016 Measurement Year is less than the 2016 EBITDA Target and (ii) Final Hostess EBITDA for the 2017 Measurement Year is less than the 2017 Catch Up EBITDA Target, then the Buyer shall not be required to issue any Earn Out Shares.

(f)          Issuances to Holders of Buyer Class B Common Stock.  Notwithstanding anything to the contrary set forth herein or in the other Transaction Documents, if any Earn-Out Shares are to be issued to CDM Hostess or Hostess CDM Co-Invest and at the time of such issuance, such Seller holds any Buyer Class B Common Stock and Class B LP Units, then in lieu of issuing Buyer Class A Common Stock to such Seller, the Buyer shall (i) issue to such Seller an equivalent number of shares of Buyer Class B Common Stock and (ii) cause Hostess Holdings to issue to such Seller an equivalent number of Class B LP Units, which Buyer Class B Common Stock and Class B LP Units shall be subject to the exchange rights set forth in the Exchange Agreement and shall be deemed “Earn Out Shares” for purposes of this Agreement.

(g)          Acceleration Event.  Upon the occurrence of an Acceleration Event:

(i)         prior to the determination of Final Hostess EBITDA for the 2016 Measurement Year (and issuance of any Earn Out Shares to be issued in connection therewith), the Buyer shall, immediately prior to such Acceleration Event, issue the 2016 Earn Out Shares and the 2017 Earn Out Shares to the Sellers; or

(ii)        following the determination of Final Hostess EBITDA for the 2016 Measurement Year (and issuance of any Earn Out Shares to be issued in connection therewith), but prior to the determination of Final Hostess EBITDA for the 2017 Measurement Year (and issuance of any Earn Out Shares to be issued in connection therewith), (A) if Hostess EBITDA for the 2016 Measurement Year was equal to or greater than the 2016 EBITDA Target, the Buyer shall issue the 2017 Earn Out Shares to the Sellers immediately prior to such Acceleration Event and (B) if Hostess EBITDA for the 2016 Measurement Year was less than the 2016 EBITDA Target, the Buyer shall, immediately prior to such Acceleration Event, issue the 2016 Earn Out Shares and the 2017 Earn Out Shares to the Sellers.

(h)          Earn Out Covenants.    Other than pursuant to the express terms of the Transaction Documents, from the Closing until the earlier of (i) the end of the 2017 Measurement Year and (ii) the issuance of the Earn Out Shares in accordance with Section 2.6(g) (the “Earn Out Period”), the Buyer (A) shall not, and shall cause each of its controlled Affiliates (including the Hostess Entities) to not, without the prior written consent of the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, take any actions that have the primary purpose of avoiding, reducing or preventing the achievement or attainment of the 2016 EBITDA

Target, the 2017 Catch Up EBITDA Target or the 2017 EBITDA Target, (B) shall, and shall cause each of its controlled Affiliates (including the Hostess Entities), to conduct the business of the Hostess Entities in good faith, and (C) shall reserve and keep available for issuance such number of shares of Buyer Class A Common Stock and Buyer Class B Common Stock as shall from time to time be sufficient to permit the issuance of all Earn Our Shares and shall take all action required to increase the authorized number of shares of Buyer Class A Common Stock or Buyer Class B Common Stock, as applicable, if at any time there shall be insufficient authorized and unissued shares to permit such reservation.

(i)        Further Actions; Termination of Earn Out.    The Buyer shall take such actions as are reasonably requested by the Sellers’ Representative or Hostess CDM Co-Invest, as applicable, to evidence the issuances pursuant to this Section 2.6. Immediately following the issuance of all of the applicable Earn Out Shares as required hereunder, all obligations of the Buyer under this Section 2.6 shall terminate and cease to have any further force or effect.

(j)        Tax Treatment of Earn Out Shares and Tax Receivable Payments.   Any issuance of Earn Out Shares, including any issuance of Earn Out Shares made upon the occurrence of an Acceleration Event pursuant to Section 2.6(g), and any payments made pursuant to the Tax Receivable Agreement, shall be treated as an adjustment to the Purchase Price by the Parties for Tax purposes, unless otherwise required by applicable Law.

(k)        Adjustments to EBITDA Targets.    If, during the Earn Out Period, the Buyer or any of its Subsidiaries makes any acquisition or divestitures of a company, business or assets and such event would, in the opinion of the board of directors of the Buyer (acting reasonably and in good faith) have an effect on the Hostess EBITDA for any Measurement Year, then the 2016 EBITDA Target, the 2017 Catch Up EBITDA Target or the 2017 EBITDA Target, as applicable, shall be adjusted in such a manner as, in the board of directors’ opinion (acting reasonably and in good faith), would be appropriate for purposes of taking into account the pro-forma full-year impact of such acquisition or disposition (including synergies actually realized in-year) on Hostess EBITDA for the Measurement Year in which such acquisition or divestiture takes place as well as for any Measurement Years following that year. For illustrative purposes only, if an acquisition results in a $50,000,000 increase in Hostess EBITDA for a Measurement Year, the applicable target for such Measurement Year will be increased by $50,000,000.

Section 2.7.    Allocation.    The Buyer and the Sellers agree to allocate the Estimated Closing Consideration Amount among the Closing Hostess Securities in accordance with the values assigned to such Closing Hostess Securities on the Allocation Schedule (the “Allocation”). As soon as reasonably practicable after the Closing Date, but not more than 60 days following the Closing Date, the Buyer shall provide the Sellers’ Representative with one or more schedules allocating the Estimated Closing Consideration Amount, cash payment on account of the membership interests and any other cash and liabilities of Hostess Holdings treated as Purchase Price for Tax purposes (the “Tax Purchase Price”), and setting forth the Code Section 743 basis adjustment. The Buyer shall take all reasonable comments to such schedules provided by the Sellers’ Representative. The Parties shall each bear their respective expenses and costs of external advisors (including valuation experts) incurred in preparing the Allocation and schedules under this Section 2.7 and defending any Legal Proceeding in connection with the Allocation. The determination and allocation of the Tax Purchase Price Code Section 743 adjustments derived pursuant to this Section 2.7 shall be binding on the Parties for all Tax reporting purposes, except as required by Law. The Buyer shall cause Hostess Holdings and Management LLC to file a valid election under Section 754 of the Code (and any equivalent election for applicable state and local Income Tax purposes), which Code Section 754 election (and equivalent election) shall be filed by Hostess Holdings and Management LLC with its U.S. federal Income Tax Return (and applicable state and local Income Tax Returns) for the taxable year that includes the Closing Date and shall be effective for such year and any other forms necessary for the completion of a valid Code Section 754 election (and equivalent election) effective as of such taxable year. The Buyer shall cause Hostess Holdings and Management LLC to have a valid section 754 election in effect in the Tax Return of Hostess Holdings and Management LLC for the Tax year which includes the Closing Date for U.S. federal Income Tax purposes, and with respect to Hostess Holdings, for all subsequent years. The Allocation shall be adjusted, consistent with the Allocation Schedule, and the allocation of the Tax Purchase Price shall be adjusted, in each case, to reflect any adjustment to the Purchase Price pursuant to Section 2.5 or as otherwise provided under this Agreement. Except as required by Law, the Buyer and the Sellers shall report an allocation of the Tax Purchase Price in a manner entirely consistent with the Allocation and the allocation of the Tax Purchase Price and shall not take any position inconsistent with this Section 2.7 in the filing of any Tax Returns or in the course of any audit by any Governmental Entity, Tax review or Tax proceeding relating to any Tax Returns; provided, however, that if any Party’s allocation of the Tax Purchase Price pursuant to this Section 2.7 is successfully challenged in the course of any Legal Proceeding by a Governmental Entity, (a) the applicable Party shall promptly notify the other Parties in writing of such challenge and include a reasonably detailed description of such challenge and (b) the other Parties may adjust their respective determination and allocation of the Tax Purchase Price (and any corresponding Code Section 743 adjustments) to reflect the determination of such Governmental Entity.

Section 2.8.    No Withholding.    The Buyer will be entitled to deduct and withhold from the amounts otherwise payable by it pursuant to this Agreement to any Person such amounts as it is required by applicable Law to deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law; provided, that except with respect to any withholding obligation resulting from any change in Law arising on or after the date hereof, it shall not withhold on account of U.S. federal Income Taxes with respect to an applicable Seller that complies with the provisions of Section 6.14(b). In the event that any amount is so deducted and withheld, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom the payment from which such amounts were withheld was made.

Section 2.9.    Issuance of LP Units.  Notwithstanding anything to the contrary contained in this Agreement, the Parties agree that:

(a)         Hostess Holdings Capitalization.    Immediately following the consummation of the Management Merger and the adoption of the Hostess Holdings A&R LPA (but, for the avoidance of doubt, prior to the consummation of the Contribution and Purchase), the capitalization of Hostess Holdings shall be consistent with this Section 2.9, and the Parties shall take all action necessary and appropriate to cause Schedule A to the Hostess Holdings A&R LPA and Schedule A to the Contribution and Purchase Agreement to be prepared in a manner consistent with this Section 2.9:

(i)        the number of Class A LP Units issued and outstanding shall equal the number of shares of Buyer Class A Common Stock then issued and outstanding;

(ii)       the number of Class B LP Units then held by Hostess CDM Co-Invest shall be equal to the sum of (A) the quotient (rounded up to the nearest whole number) of (I) the cash amount payable to Hostess CDM Co-Invest pursuant to Section 2.4(b)(ii) divided by (II) the Closing Per Share Price, plus (B) the number of shares of Buyer Class B Common Stock to be delivered to Hostess CDM Co-Invest pursuant to Section 2.4(b)(v); and

(iii)      the number of Class B LP Units then held by CDM Hostess shall be equal to the sum of (A) the quotient (rounded up to the nearest whole number) of (I) the cash amount payable to CDM Hostess pursuant to Section 2.4(b)(iii) divided by (II) the Closing Per Share Price, plus (B) the number of shares of Buyer Class B Common Stock to be delivered to CDM Hostess pursuant to Section 2.4(b)(vi).

(b)         Class B LP Units. Immediately following the Contribution and Purchase, after giving effect to the cancellation of the Class B LP Units pursuant to Section 7.2(d) of the Hostess Holdings A&R LPA, the number of issued and outstanding Class B LP Units shall equal the number of Buyer Class B Common Stock then issued and outstanding.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO THE SELLERS

Each of the Sellers, severally, but not jointly, and solely with respect to such Seller, represents and warrants to the Buyer (and solely with respect to Section 3.9, each of Hostess CDM Co-Invest and CDM Hostess represent and warrant to AP Hostess LP) that each statement contained in this Article III as it applies to such Seller is true and correct as of the date hereof, except as set forth in the disclosure schedules accompanying this Agreement (collectively, the “Disclosure Schedule”).

Section 3.1.    Organization and Existence.    Each Seller is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation.

Section 3.2.    Authority and Enforceability.  Each such Seller has the requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which such Seller is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by such Seller of this Agreement and the other Transaction Documents to which such Seller is a party, and the consummation by such Seller of the Transactions, have been duly authorized by all necessary action on the part of such Seller, and no other action is necessary on the part of such Seller to authorize this Agreement and the other Transaction Documents to which such Seller is a party or to consummate the Transactions. This Agreement has been, and the other Transaction Documents to which such Seller is a party will be at Closing, duly executed and delivered by such Seller and, assuming the due authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and the other Transaction Documents to which such Seller is a party will constitute at Closing, a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as limited by (a)

bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law.

Section 3.3.    Noncontravention.

(a)         Neither the execution, delivery and performance of this Agreement or the other Transaction Documents to which such Seller is a party by such Seller, nor the consummation of the Transactions, will, with or without the giving of notice or the lapse of time or both, (i) violate any provision of the Organizational Documents of such Seller, (ii) violate any Law or Order applicable to such Seller or (iii) except as set forth on Section 3.3(a) of the Disclosure Schedule, result in a breach of or default under, require consent under, violate any Contract to which such Seller is a party, except in the case of clause (iii) to the extent that any such violation, breach, default or requirement would not reasonably be expected to have, individually or in the aggregate, a Hostess Material Adverse Effect or a material adverse effect on such Seller’s ability to perform its obligations hereunder.

(b)         No Permit or Filing is required in connection with the execution and delivery of this Agreement or the other Transaction Documents to which such Seller is a party by such Seller, the performance by such Seller of its obligations hereunder and thereunder or the consummation by such Seller of the Transactions other than (i) Permits and Filings set forth on Section 3.3(b) of the Disclosure Schedule, (ii) Permits and Filings that have been obtained or made by such Seller prior to the date hereof and (iii) Permits and Filings the failure of which to obtain or make would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Seller’s ability to perform its obligations hereunder.

Section 3.4.    Legal Proceedings.    There are no Legal Proceedings pending or, to the Knowledge of such Seller, threatened against or otherwise relating to such Seller that (a) challenge or seek to enjoin, alter or materially delay the Transactions or (b) would, individually or in the aggregate, reasonably be expected to have a material adverse effect on such Seller’s ability to perform its obligations hereunder.

Section 3.5.    Capitalization.  As of the date hereof, such Seller owns (of record and beneficially) the Hostess Securities set forth opposite such Seller’s name on Schedule A under the heading “Hostess Securities” free and clear of all Liens (other than other than Liens arising pursuant to applicable securities Laws). At the Closing, such Seller will transfer to the applicable Person (or such Person will succeed by operation of law to) all of such Seller’s right, title and interest in and to such Seller’s Closing Hostess Securities free and clear of all Liens (other than other than Liens arising pursuant to applicable securities Laws), in each case in accordance with the applicable Transaction Documents. Immediately after giving effect to the consummation of the Transactions, the Buyer shall own (of record and beneficially) all of the Closing Hostess Securities directly (other than the AP Hostess Holdings Common Stock, to which the Buyer shall succeed by operation of law).

Section 3.6.    Brokers.    Other than fees or commissions for which the Sellers will be solely responsible, such Seller does not have any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the Transactions.

Section 3.7.    Buyer Shares.    Such Seller acknowledges that the shares Buyer Class A Common Stock or shares of Buyer Class B Common Stock or LP Units being acquired pursuant to this Agreement and the other Transaction Documents have not been registered under the Securities Act or under any state or foreign securities Laws. Such Sellers is acquiring such Equity Interests for its own account solely for investment purposes and not with a view to any public resale or other distribution thereof, except in compliance with applicable securities Laws. Such Seller acknowledges that such Equity Interests will not be registered under the Securities Act or any applicable state or foreign securities Laws and that such Equity Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act or applicable foreign securities Laws or pursuant to an applicable exemption therefrom and pursuant to state or foreign securities Laws, as applicable. Such Seller has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Buyer Class A Common Stock or Buyer Class B Common Stock or LP Units and is capable of bearing the economic risks of such investment. Such Seller is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

Section 3.8.    Independent Investigation.  Such Seller has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its participation in the Transactions. Such Seller has conducted its own independent review and analysis of, and based thereon has formed an independent judgment concerning, the assets, liabilities, condition, operations and prospects of the business of the Buyer and the Buyer Capital Stock. In entering into this Agreement and the other Transaction Documents to which it is a party, such Seller relied solely upon its own review and analysis and the specific representations and warranties of the Buyer expressly set forth in Article V and not on any representations, warranties, statements or omissions by any Person other than the Buyer, or by the Buyer other than those specific representations and warranties expressly set forth in Article V. Such Seller acknowledges that, except for the representations and warranties expressly set forth in Article V, none of the Buyer, its Affiliates nor any of their respective Related Parties has made or makes, and such Seller has not relied on and is not relying on, any representation, warranty or statement, either express or implied, (a) as to the accuracy or completeness of any of the information delivered or made available to such Seller or any of its Related Parties and (b) with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the business of the Buyer delivered or made available to such Seller or any of its Related Parties or lenders.

Section 3.9.    Contracts with the Buyer.    None of Hostess CDM Co-Invest, CDM Hostess nor any of their respective Affiliates is party to any Contract with the Buyer or any of its Affiliates other than the Transaction Documents and any other Contracts entered into in connection with the Transactions, true, correct and complete copies of which have been provided to AP Hostess LP.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES RELATING

TO THE HOSTESS COMPANIES

Each of the Sellers, severally, but not jointly, represents and warrants to the Buyer that each statement contained in this Article IV is true and correct as of the date hereof, except as set forth in the Disclosure Schedule; provided, however, notwithstanding anything to the contrary set forth herein, the statements contained in this Article IV with respect to (a) AP Hostess Holdings are made only by AP Hostess LP, (b) the Class C GP Interests and the Class C LP Interests are made solely by Hostess CDM Co-Invest and (c) the Class C Units in Management LLC are made solely by CDM Hostess.

Section 4.1.    Organization and Existence.    Each Hostess Company is duly organized, validly existing and in good standing under the Laws of the state of its formation, and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each Hostess Company is duly qualified or licensed as a foreign entity to do business, and is in good standing, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not be reasonably expected to have, individually or in the aggregate, a Hostess Material Adverse Effect.

Section 4.2.    Capitalization of the Hostess Companies.

(a)         Section 4.2(a) of the Disclosure Schedule sets forth, for each Hostess Company as of the date hereof, (i) the number and kind of its authorized Equity Securities, (ii) the number and kind of its issued and outstanding Equity Securities and (iii) the names of all owners of its Equity Securities and the number and kind of Equity Securities held by each such owner. All issued and outstanding Equity Securities of the Hostess Companies have been duly authorized and validly issued, are fully paid and non-assessable and were issued in compliance with all applicable Laws and are not subject to and were not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Laws, the Organizational Documents of the Hostess Companies or any Contract to which any Hostess Company is a party or otherwise bound.

(b)         Except as set forth on Section 4.2(b) of the Disclosure Schedule, (i) there are no outstanding restrictions on transfers or voting on the Equity Securities of each Hostess Company, and (ii) there are no options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or Contracts of any kind to which any Hostess Company is a party or by which any of them is bound obligating any Hostess Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional Equity Interests in, or any security convertible or exercisable for or exchangeable into any Equity Interests in any Hostess Company.

Section 4.3.    Subsidiaries.

(a)         A true and complete list of each Hostess Subsidiary, together with the jurisdiction of incorporation or formation, as applicable, of each such Hostess Subsidiary, is set forth on Section 4.3(a) of the Disclosure Schedule.

(b)         Each Hostess Subsidiary is duly organized, validly existing and in good standing under the Laws of its jurisdiction of its incorporation or formation, as applicable, and has all requisite power to own, lease and operate its properties and to carry on its business as now being conducted. Each Hostess Subsidiary is duly qualified or licensed as a foreign entity to do business, and is in good standing, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not be reasonably expected to have, individually or in the aggregate, a Hostess Material Adverse Effect.

(c)         Section 4.3(c) of the Disclosure Schedule sets forth, for each Hostess Subsidiary as of the date hereof, (i) the number and kind of its authorized Equity Securities, (ii) the number and kind of its issued and outstanding Equity Securities, (iii) the names of all owners of its Equity Securities and the number and kind of Equity Securities held by each such owner and (iv) with respect to Management LLC, whether such Equity Interest was granted pursuant to Management LLC’s Equity Incentive Plan and, if so, whether such interest is intended to be a profits interest for federal Income Tax purposes. All of the Equity Securities of Management LLC will be cancelled and extinguished prior to the Closing. All issued and outstanding Equity Securities of the Hostess Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and were issued in compliance with all applicable Laws and are not subject to and were not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Laws, the Organizational Documents of the Hostess Subsidiaries or any Contract to which any Hostess Subsidiary is a party or otherwise bound. Except as set forth on Section 4.3(c)(i) of the Disclosure Schedule, all of the Equity Securities of each Hostess Subsidiary (other than Management LLC) are owned (of record and beneficially), directly or indirectly, by Hostess Holdings, free and clear of all Liens (other than other than Liens arising pursuant to applicable securities Laws). Except as set forth on Section 4.3(c)(ii) of the Disclosure Schedule, (A) there are no outstanding restrictions on transfers or voting on the Equity Securities of any Hostess Subsidiary, and (B) there are no options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or Contracts of any kind to which any Hostess Subsidiary is a party or by which any of them is bound obligating any Hostess Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional Equity Interests in, or any security convertible or exercisable for or exchangeable into any Equity Interests in any Hostess Subsidiary.

(d)         Except (i) for the ownership interests in the Hostess Subsidiaries and (ii) the Equity Securities of each of Hostess Holdings and Hostess GP owned by AP Hostess Holdings, no Hostess Entity owns, directly or indirectly, any Equity Securities in any other Person as of the date hereof.

Section 4.4.    Noncontravention.

(a)         Except as set forth on Section 4.4(a) of the Disclosure Schedule, the execution, delivery and performance of this Agreement and the consummation of the Transactions will not, with or without the giving of notice or the lapse of time or both, (i) violate any provision of the Organizational Documents of any Hostess Entity, (ii) violate any Law or Order applicable to any Hostess Entity or (iii) result in a breach of or default under, require consent under, violate, or result in the creation of a Lien on any of the properties or assets of any Hostess Entity pursuant to, any Hostess Material Contract, except in the case of clause (iii) to the extent that any such violation would not reasonably be expected to have, individually or in the aggregate, a Hostess Material Adverse Effect.

(b)         The execution, delivery and performance of this Agreement and the consummation of the Transactions will not, with or without the giving of notice or the lapse of time or both, result in a Rollover Credit Agreement Default, assuming (i) the satisfaction of the requirements set forth in clauses (d), (e) (to the extent within the control of the Buyer and its Affiliates) and (g) of the definition of Permitted Change in Control and (ii) the application of the Deleveraging Amount and the Estimated Hostess Cash as set forth in Section 6.19(b).

(c)         No Permit or Filing is required in connection with the consummation of the Transactions by any Hostess Entity other than (i) Permits and Filings set forth on Section 4.4(c) of the Disclosure Schedule, (ii) Permits and Filings that have been obtained or made by the Sellers or the Hostess Entities prior to the date hereof and (iii) Permits and Filings the failure of which to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Hostess Material Adverse Effect.

Section 4.5.    Financial Statements.    Section 4.5 of the Disclosure Schedule contains true and complete copies of (a) (i) the audited consolidated balance sheets of Hostess Holdco and its Subsidiaries as of December 31, 2014 and December 31, 2015, and (ii) the related consolidated statements of income, member’s equity and cash flows for the years ended December 31, 2014 and December 31, 2015 (the “Annual Financial Statements”) and (b) (i) the unaudited consolidated balance sheet of Hostess Holdco and its Subsidiaries as of May 31, 2016 (the “Interim Balance Sheet Date”) and (ii) the related consolidated statements of income, member’s equity and cash flows for the period commencing on January 1, 2016 and ending on the Interim Balance Sheet Date (the “Interim Financial Statements” and, together with the Annual Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP (except as may be indicated in the notes thereto), and, on that basis, present fairly, in all material respects, the consolidated financial condition, results of operations and cash flows of Hostess Holdco and its Subsidiaries as of the indicated dates and for the indicated periods subject, in the case of the Interim Financial Statements, to normal year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the absence of notes.

Section 4.6.    Absence of Certain Changes or Events.   Except (a) as set forth on Section 4.6 of the Disclosure Schedule, and (b) for any action taken by any Hostess Entity that would be permitted under Section 6.2, since December 31, 2015, the business of the Hostess Entities has been conducted in accordance with the ordinary course of business consistent with past practices, except in connection with any process relating to a sale of the Hostess Entities, including entering into this Agreement. Since December 31, 2015, there has not been any change or event that, individually or in the aggregate with other changes or events, has resulted in, or would be reasonably expected to result in, a Hostess Material Adverse Effect.

Section 4.7.    Legal Proceedings.    Except as disclosed on Section 4.7 of the Disclosure Schedule, since April 9, 2013 there have not been, and there are no, Legal Proceedings pending or, (a) to the Knowledge of AP Hostess LP, threatened against or otherwise relating to AP Hostess Holdings, (b) to the Knowledge of the Sellers, threatened against or otherwise relating to Hostess GP, Hostess Holdings or Management LLC or (c) to the Knowledge of the Sellers, threatened against or otherwise relating to New Hostess Holdco or its Subsidiaries, in each case that (i) challenge or seek to enjoin, alter or materially delay the Transactions or (ii) would, individually or in the aggregate, reasonably be expected to be material to any Hostess Entity. Except as disclosed on Section 4.7 of the Disclosure Schedule, none of the Hostess Entities is subject to any Order of any Governmental Entity that (A) challenges, enjoins, alters or materially delays the Transactions or (B) would, individually or in the aggregate, reasonably be expected to be material to any Hostess Entity. There is no material Legal Proceeding (or, to the Knowledge of the Sellers, any basis therefor) pending against or, to the Knowledge of the Sellers, threatened against the Hostess Entities regarding the existence of a defect in, adulteration of, or misbranding of any food product produced, processed, distributed, shipped, or sold by or on behalf of the Hostess Entities (“Products”).

Section 4.8.    Compliance with Laws; Permits; Filings.

(a)         Except as set forth on Section 4.8(a) of the Disclosure Schedule, each Hostess Entity is, and since April 9, 2013 has been, in compliance in all material respects with all Laws and Orders applicable to it or its business or properties. None of the Hostess Entities have received any written or, to the Knowledge of the Sellers, oral notice to the effect that a Governmental Entity has claimed or alleged that any of the Hostess Entities were not in compliance in all respects with all Laws and Orders applicable to them or their respective businesses or properties, except to the extent that such noncompliance would not reasonably be expected to have, individually or in the aggregate, a Hostess Material Adverse Effect.

(b)         All Permits that the Hostess Entities are required to hold in order to own, lease, maintain, operate and conduct their respective businesses as currently conducted are held by the Hostess Entities, as applicable, except for such Permits the failure to have would not reasonably be expected to have, individually or in the aggregate, a Hostess Material Adverse Effect. Each Hostess Entity is and has been in compliance with the terms of all such Permits, except for such noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Hostess Material Adverse Effect.

(c)         Except as set forth on Section 4.8(c) of the Disclosure Schedule, Since April 9, 2013, all Products are and have been in compliance with all requirements of applicable Law, including regulations administered by any Governmental Entity (including the Food and Drug Administration and its counterparts in state, local, and foreign jurisdictions, as applicable) as they relate to the processing, production, good manufacturing practices, packaging, sale, safety, distribution, shipping, advertising, marketing and labeling of Products, except for such noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Hostess Material Adverse Effect. Since April 9, 2013, to the Knowledge of the Sellers, each supplier of the Hostess Entities is and has been in material compliance with all applicable Laws as they relate to the processing, good manufacturing practices, packaging, sale, safety, distribution, shipping, advertising, marketing and labeling of Products and the ingredients of Products (in each case, to the extent applicable to the goods and services provided to the Hostess Entities by such supplier).

Section 4.9.    Hostess Material Contracts.

(a)         Section 4.9(a) of the Disclosure Schedule sets forth a true and correct list of the following types of Contracts (other than any Contracts affecting real property which are set forth on Section 4.10(b) of the Disclosure Schedule) to which any Hostess Entity is a party:

(i)       any stockholder, partnership or other agreement with a holder of Equity Securities, investors’ rights agreement, voting agreement, right of first refusal and co-sale agreement, or registration rights agreement;

(ii)      each Contract with any Affiliate of any Hostess Entity, other than Intercompany Contracts;

(iii)     each Contract imposing confidentiality (other than Contracts entered into in the ordinary course of business or in connection with the sale process relating to the Hostess Entities and nondisclosure agreements entered into in connection with acquisitions or dispositions), standstill or non-solicitation obligations on any Hostess Entity;

(iv)      any non-competition Contract or other Contract that purports to limit in any material respect (A) the ability of any Hostess Entity from operating or doing business in any location (excluding use or other limitations on owned, leased or subleased real property), market or line of business, (B) the Persons to whom any Hostess Entity may sell products or deliver services or (C) the Persons that any Hostess Entity may hire or solicit for hire (other than nondisclosure agreements entered into in connection with acquisitions or dispositions);

(v)       any Contract providing for indemnification by any Hostess Entity of any Person, except for any such Contract that is entered into in the ordinary course of business and is not material to the Hostess Entities or their respective businesses taken as a whole;

(vi)      any Contract or purchase commitment reasonably expected to result in future payments to or by any Hostess Entity in excess of $5,000,000 per annum, except for Contracts that are terminable on less than 90 days’ notice without material penalty;

(vii)     (A) any Contract pursuant to which third-party Intellectual Property that is material to any of the Hostess Entities’ business is licensed to any of the Hostess Entities (excluding any software licenses for software generally available on “shrink wrap” or other standard terms for less than $50,000 in total) and (B) any Contract pursuant to which any of the Hostess Entities has granted any license under, or otherwise transferred or conveyed material right or interest in (whether or not currently exercisable), any material Intellectual Property to any third party;

(viii)    any Contract that (A) grants to any Person other than a Hostess Entity, (I) most favored pricing provisions or (II) any exclusive rights, rights of first refusal, rights of first negotiation or other similar rights, or (B) relates to any joint venture, partnership or other similar arrangement;

(ix)      any Contract entered into by any Hostess Entity in the last 12 months for the settlement of any material Legal Proceeding for which any Hostess Entity has any ongoing liability or obligation;

(x)       any Contract with any Major Customer or Major Supplier;

(xi)      any loan or credit agreement, indenture, note or other Contract or instrument evidencing Indebtedness of any Hostess Entity;

(xii)     any Contract for (A) the sale of any business, material properties or material assets of any Hostess Entity or (B) the acquisition by any Hostess Entity of any operating business, material properties or material assets, whether by merger, purchase, sale of stock or assets or otherwise, in each case, other than Contracts entered into in the ordinary course of business or in connection with the sale process relating to the Hostess Entities and nondisclosure agreements entered into in connection with acquisitions or dispositions;

(xiii)    any material distributor, reseller, sales representative, marketing or advertising Contract; and

(xiv)    any Contract that is otherwise material to the Hostess Entities or their respective businesses other than Contracts entered into in the ordinary course of business.

(b)         The Contracts set forth on Section 4.9(a) of the Disclosure Schedule are collectively referred to as the “Hostess Material Contracts”. None of the Hostess Entities nor, to the Knowledge of the Sellers, any other party thereto, is in, or has received written notice of any, violation of or default under (including any condition that with the passage of time or the giving of notice would cause such a violation or default under) any Hostess Material Contract, other than those violations or defaults that would not reasonably be expected to have, individually or in the aggregate, a Hostess Material Adverse Effect. A copy of each Hostess Material Contract (subject to redaction or non-disclosure to protect proprietary or confidential information concerning any Hostess Entity or as otherwise necessary to comply with the confidentiality obligations of any Hostess Entity) has previously been made available to the Buyer. Each Hostess Material Contract is a valid and binding agreement of the relevant Hostess Entity, and is in full force and effect (except to the extent such Hostess Material Contract terminates or expires after the date hereof in accordance with its terms), and is enforceable against the applicable Hostess Entity and, to the Knowledge of the Persons set forth above, each other party thereto, in accordance with its terms, except (A) as limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally, (B) as limited by general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law or (C) for such failures to be valid and binding or in full force and effect that would not reasonably be expected to have, individually or in the aggregate, a Hostess Material Adverse Effect.

Section 4.10.  Real Property.

(a)         A Hostess Entity has good and marketable fee simple title to each parcel of real property owned by such Hostess Entity (the “Hostess-Owned Real Property”) free and clear of all Liens, except for Permitted Liens. Section 4.10(a) of the Disclosure Schedule contains a true and correct list of all Hostess-Owned Real Property.

(b)         Section 4.10(b)(1) of the Disclosure Schedule contains a true and correct list of all leases and subleases (collectively, the “Real Property Leases”) under which any Hostess Entity is lessee and that provide for payments by any Hostess Entity in any one case (i) of $1,000,000 or more over the term of the lease or (ii) annual payments of $100,000 or more. None of the Hostess Entities or, to the Knowledge of the Sellers, any other party thereto, is in, or, during the three-year period prior to the date hereof, has received written notice of any breach, violation of or default under (including any condition that with the passage of time or the giving of notice would cause such a breach, violation or default under) any Real Property Leases. A copy of each Real Property Lease (subject to redaction or non-disclosure to protect proprietary or confidential information concerning any Hostess Entity or as otherwise necessary to comply with the confidentiality obligations of any Hostess Entity) has previously been made available to the Buyer. Each Real Property Lease is a valid and binding agreement of the applicable Hostess Entity, and is in full force and effect (except to the extent such Real Property Lease terminates or expires after the date hereof in accordance with its terms), except (A) as limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally, or (B) as limited by general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law. Except as set forth on Section 4.10(b)(2) of the Disclosure Schedule, the consummation of the Transactions will not, with or without the giving of notice or the lapse of time or both, violate any Real Property Lease that is material to the Hostess Entities or respective businesses taken as a whole.

Section 4.11.  Employee Benefits.

(a)         Section 4.11(a) of the Disclosure Schedule sets forth a true and correct list of all material Benefit Plans. The Sellers have made available (i) each such Benefit Plan, (ii) the most recent summary plan description for each such Benefit Plan for which such a summary plan description is required, (iii) the most recent favorable determination letters from the IRS with respect to each such Benefit Plan intended to qualify under Section 401(a) of the Code, (iv) the most recent IRS Form 5500 and all schedules thereto, if applicable, and (v) the most recent actuarial valuation report and the most recent annual audited financial statement and opinion, if any.

(b)         Except as set forth on Section 4.11(b) of the Disclosure Schedule:

(i)        none of the Benefit Plans is subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA, nor has any of the Hostess Entities ever sponsored, maintained or contributed to such a plan;

(ii)       each Benefit Plan that is intended to be qualified under Section 401(a) of the Code and is subject to a favorable determination letter from the IRS and, to the Knowledge of the Sellers, no event has occurred and no condition exists that is reasonably expected to result in the loss of such qualification or revocation of any such determination; and

(iii)      none of the Benefit Plans provides for post-retirement health, welfare or life insurance benefits, except as otherwise required by law.

(c)         Each Benefit Plan has been established, maintained and administered in all material respects in accordance with its terms and with all applicable Laws, including applicable provisions of ERISA and the Code.

(d)         With respect to any Benefit Plan subject to Title IV of ERISA, (i) no liability under Title IV of ERISA has been incurred that has not been satisfied in full and no condition exists that is reasonably expected to cause any of the Hostess Entities to incur liability thereunder, other than liability for premiums due to the Pension Benefit Guaranty Corporation (which premiums have been paid when due), (ii) no failure to satisfy the “minimum funding standards” within the meaning of Section 302 of ERISA and Section 412 of the Code (whether or not waived) has occurred, (iii) all contributions required to be made to any such plan have been timely made, and (iv) there has been no determination that any such plan is, or is expected to be, in “at risk” status (within the meaning of Section 303 of ERISA).

(e)         With respect to any Benefit Plan, no Legal Proceedings (other than routine claims for benefits in the ordinary course) are pending, or, to the Knowledge of the Sellers, threatened against any Benefit Plan, the assets of any of the trusts under such plans or the plan sponsor or administrator, or against any fiduciary of any Benefit Plan with respect to the operation thereof, and to the Knowledge of the Sellers, no facts or circumstances exist that could reasonably be expected to give rise to any such Legal Proceeding.

(f)         Except as set forth on Section 4.11(f) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other events, (i) give rise to liability for severance, termination or other payment or benefit becoming due to any current or former employee, director or independent contractor of any of the Hostess Entities, (ii) result in any acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, director or independent contractor of any of the Hostess Entities, or (iii) increase the amount of compensation or benefits due to any current or former employee, director or independent contractor (or their respective beneficiaries) of any of the Hostess Entities.

(g)         Except as set forth on Section 4.11(g) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other events(s) give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code or any other amounts that would fail to be deductible for U.S. federal Income Tax purposes by virtue of Section 280G of the Code.

(h)         Section 4.11(h) of the Disclosure Schedule sets forth a true and correct list of each holder of an outstanding award under the LTIP as of the date hereof (or to be issued prior to Closing) and the outstanding amount of such holder’s award.

Section 4.12.  Labor and Employment Matters.

(a)         Except as set forth on Section 4.12(a) of the Disclosure Schedule, no Hostess Entity is party to any written employment agreements that obligate such Hostess Entity to pay an annual salary to an employee of such Hostess Entity in excess of $150,000 annually, other than written employment agreements that are terminable at will by such Hostess Entity, without penalty.

(b)         There are no strikes, work stoppages, slowdowns, lockouts, pickets, arbitrations, grievances, unfair labor practice charges, complaints or other labor disputes pending or, to the Knowledge of the Sellers, threatened against or involving any Hostess Entity, except for such events or circumstances that would not, individually or in the aggregate, reasonably be expected to have a material and adverse effect on any Hostess Entity. Except as set forth on Section 4.12(b) of the Disclosure Schedule, no Hostess Entity is party to any collective bargaining agreement and there are no labor or collective bargaining agreements which pertain to the employees of any Hostess Entity. The Sellers have made available to the Buyer true and correct copies of the labor or collective bargaining agreements listed on Section 4.12(b) of the Disclosure Schedule, together with all amendments, modifications, or supplements thereto.

(c)         No labor organization or group of employees of any Hostess Entity has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Sellers, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal. There is no organizing activity by any labor union with respect to employees of any Hostess Entity pending or, to the Knowledge of the Sellers, threatened by any labor organization or group of employees of any Hostess Entity.

(d)         Except as set forth on Section 4.12(d) of the Disclosure Schedule, there are no complaints, charges or claims against any Hostess Entity pending or, to the Knowledge of the Sellers, threatened that could be brought or filed, with any Governmental Body or based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment or failure to employ by any Hostess Entity, of any individual. Each Hostess Entity is in compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar Tax, except to the extent that such noncompliance would not reasonably be expected to have, individually or in the aggregate, a Hostess Material Adverse Effect.

(e)         Except as set forth on Section 4.12(e) of the Disclosure Schedule, the Hostess Entities have not closed any plant or facility or effectuated any layoffs of employees within the past three years without complying with the Worker Adjustment and Retraining Notification Act, as amended, and any similar state or local statute, rule or regulation (collectively, the “WARN Act”), nor has any plant closure or mass layoff (as such terms are defined under the WARN Act) with respect to any Hostess Entity been planned or announced. There has been no “mass layoff” or “plant closing” (as defined under the WARN Act) with respect to any Hostess Entity within the six months prior to the Closing.

Section 4.13.  Environmental Matters.    Except as would not reasonably be expected to have, individually or in the aggregate, a Hostess Material Adverse Effect or except as disclosed on Section 4.13 of the Disclosure Schedule: (a) the Hostess Entities are in compliance with all Environmental Laws, (b) since April 9, 2013, no Hostess Entity has received any notice of any alleged violation of, or liability under, any Environmental Law that are unresolved, (c) there are no Legal Proceedings pending or, to the Knowledge of the Sellers, threatened against any Hostess Entity alleging a violation of, or liability under, any Environmental Law, (d) the Hostess Entities hold and are in compliance with, and since April 9, 2013, have held and been in compliance with, all Permits required under Environmental Law for the operations of the Hostess Entities, (e) there has been no release or threatened release of any chemicals, petroleum, pollutants, contaminants or hazardous or toxic materials, substances or wastes at, on, under or from any property in quantities or circumstances that would reasonably be likely to result in liability to any Hostess Entity and (f) no Hostess Entity has assumed by Contract any liabilities of another Person arising under, or relating to, Environmental Law. The Sellers have made available to the Buyer copies of all material environmental assessments, audits, reports and other material environmental documentation relating to the Hostess Entities that are in its possession or control.

Section 4.14.  Insurance.    Each of the Hostess Entities and their respective businesses and properties is insured to the extent specified under the insurance policies listed on Section 4.14 of the Disclosure Schedule, and such insurance policies are in full force and effect. No written notice of cancellation or termination has been received by any Hostess Entity with respect to any such policies that have not been replaced on substantially similar terms prior to the date of such cancellation or termination. There is no pending material claim by any Hostess Entity against any insurance carrier under any such insurance policy for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

Section 4.15.  Taxes.    Except as set forth on Section 4.15 of the Disclosure Schedule:

(a)         All material Tax Returns required to have been filed by the Hostess Entities have been timely filed and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes required to be paid by any Hostess Entity (whether or not shown on such Tax Returns) have been timely paid. Each of the Hostess Entities has made full and adequate provision in their books and records and Financial Statements in accordance with GAAP for all Taxes which are not yet due and payable.

(b)         The Sellers have not received any written notice of any audit, investigation or other proceeding pending against any of the Hostess Entities in respect of any Taxes and no such audit, investigation or other proceeding has been threatened in writing. All deficiencies asserted or assessments made as a result of any audit, examination or other proceeding by any taxing authority of the Tax Returns of the Hostess Entities or any of have been fully paid, settled or withdrawn. There are no material Liens on any of the assets of any Hostess Entity that arose in connection with any failure (or alleged failure) to pay any Tax, other than Permitted Liens.

(c)         The Hostess Entities have timely withheld, collected or deducted and paid to the applicable Taxing Authority all material amounts of Taxes required to have been withheld, collected or deducted and paid in connection with amounts paid or owing to any third party.

(d)         No Hostess Entity has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e)         No Hostess Entity (i) is a party to any Tax allocation, Tax indemnity, sharing agreement or similar agreement with respect to Taxes, (ii) has any liability for the Taxes of any Person by reason of Treas. Reg. Section 1.1502-6 (or any analogous provision of state, local or foreign law), Contract (excluding any Contract included in clause (i)), assumption, transferee or successor liability, operation of Law or otherwise, (iii) other than a group of which Superior Cake Products, Inc. is the parent, has ever been a member of an affiliated, consolidated, combined or unitary group filing for federal or state Income Tax purposes, (iv) is subject to any private letter ruling of the IRS or any comparable rulings of any Taxing Authority, (v) has participated in a “reportable transaction” (other than a “loss transaction”) within the meaning of Treas. Reg. Section 1.6011-4(b), (vi) has entered into any agreement or arrangement with any taxing authority that requires any Hostess Entity to take any action or to refrain from taking any action, and is not party to any agreement with any Taxing Authority that would be terminated or adversely affected as a result of the transactions contemplated by this Agreement or (vii) has granted any Person any power of attorney that is currently in force with respect to any material Tax matter.

(f)         At all times since their formation, each Hostess Entity (other than AP Hostess Holdings, Hostess Superior Cake Products, Inc. and Superior Cake Products, Inc.) has been properly characterized for U.S. federal Income Tax purposes as a partnership or a disregarded entity.

(g)         None of the limited partnership interests in Hostess Holdings are subject to allocations with respect to contributed property under Section 704(c) of the Code, and no gain has been recognized by any partner of Hostess Holdings as a result of distributions made by Hostess Holdings.

(h)         None of AP Hostess Holdings, Hostess Superior Cake Products, Inc. or Superior Cake Products, Inc. has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or as much of Section 356 of the Code as relates to Section 355 of the Code) or Section 361 of the Code in the two years prior to the date of this Agreement.

(i)         No claim has been made in writing by any Taxing Authority in a jurisdiction in which any of the Hostess Entities do not file Tax Returns that such applicable Hostess Entity is or may be required to file Tax Returns in that jurisdiction.

(j)         None of the Hostess Entities will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date which taxable income was realized (or reflects economic income arising) prior to the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign law), (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign law) executed on or prior to the Closing Date, (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 (or any corresponding or similar provision of state, local, or foreign Income Tax law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; or (vi) election under Section 108(i) of the Code.

(k)         The Buyer will not be subject after the Closing to any limitation under Section 197(f)(9) of the Code on its ability to amortize any intangible of any of the Hostess Entities (other than Hostess Superior Cake Products, Inc. and Superior Cake Products, Inc.) described in Section 197 of the Code.

Section 4.16.  Intellectual Property.

(a)         Section 4.16(a)(i) of the Disclosure Schedule identifies all Intellectual Property that is (i) owned or purported to be owned by any Hostess Entity (solely or jointly with others) and (ii) subject to an application or registration (by name, owner and, where applicable, registration or application number and jurisdiction) (collectively, “Registered IP”). Each item comprising Registered IP has been filed (in the case of applications), duly registered or issued by the official governmental registrars or issuers in all the jurisdictions shown in Section 4.16(a)(i) of the Disclosure Schedule (the “Territory”) and, except as set forth on Section 4.16(a)(ii) of the Disclosure Schedule, is valid and enforceable in each applicable Territory in all material respects. The Hostess Entities collectively are the sole and exclusive owner of all right, title and interest to and in the Hostess Intellectual Property (other than Intellectual Property validly licensed to any of the Hostess Entities or Intellectual Property in the public domain available for use) free and clear of any Liens (other than Permitted Liens and non-exclusive licenses granted by Hostess Entities pursuant to the Contracts listed in Section 4.9(a)(vii) of the Disclosure Schedule. Except as set forth on Section 4.16(a)(iii) of the Disclosure Schedule, all documents and instruments necessary to perfect the rights of the Hostess Entities in the Registered IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Entities. Except as set forth on Section 4.16(a)(iv) of the Disclosure Schedule, each item comprising Registered IP is and at all times has been in compliance with all legal requirements, and all filings, payments, and other actions required to be made or taken to maintain such item comprising Registered IP in full force and effect have been made and taken by the applicable deadline or (where the Hostess Entities are entitled to extensions) extensions have been timely filed to extend such deadlines.

(b)         The Hostess Entities own or have adequate rights to use the Intellectual Property necessary for the Hostess Entities to operate their businesses as currently conducted.

(c)         Except as set forth on Section 4.16(c) of the Disclosure Schedule or as would not reasonably be expected to have, individually or in the aggregate, a Hostess Material Adverse Effect, (i) no trademark or trade name comprising Registered IP (or material trademark or tradename that is not Registered IP) owned, used, or applied for by any of the Hostess Entities infringes upon or dilutes any trademark or trade name owned, used or applied for by any other

Person, and (ii) no event or circumstance has occurred or exists that has resulted in, or could reasonably be expected to result in, the abandonment of any trademark or trade name comprising Registered IP (or material trademark or tradename that is not Registered IP) owned, used or applied for by any of the Hostess Entities.

(d)      Except as set forth in Section 4.16(d)(i) of the Disclosure Schedule, there is no (i) material infringement or claimed material infringement by any Hostess Entity of any Intellectual Property owned by any one or more third parties or (ii) to the Knowledge of the Sellers, any material infringement by a third party of any Intellectual Property owned by any Hostess Entity. Except as set forth in Section 4.16(d)(ii) of the Disclosure Schedule, no material Legal Proceeding (including any interference, opposition, reissue, reexamination, or other proceeding) is, or since April 9, 2013 has been, pending or, to the Knowledge of the Sellers, threatened, in which the scope, validity, or enforceability of any Registered IP (or any material trademark or tradename that is not Registered IP) owned or purported to be owned by any of the Hostess Entities (solely or jointly with others) is being, has been, or could reasonably be expected to be contested or challenged.

(e)      The Hostess Entities have taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in all trade secrets and other proprietary or confidential information pertaining to the Hostess Entities, the Hostess Entities Intellectual Property, Products or the business of the Hostess Entities (including any confidential information owned by any Person to whom any of the Hostess Entities has a confidentiality obligation).

(f)      This Section 4.16, together with Section 4.4, Section 4.7 and Section 4.9, contains the sole and exclusive representations and warranties relating to Intellectual Property infringement matters.

Section 4.17.  Absence of Undisclosed Liabilities.    Except as set forth on Section 4.17 of the Disclosure Schedule, no Hostess Entity has any material liability, absolute or contingent (whether or not of a nature required by GAAP to be reflected in a consolidated corporate balance sheet), except liabilities, obligations or contingencies that (a) are accrued or reserved against in the Financial Statements or (b) were incurred or accrued in the ordinary course of business since the Interim Balance Sheet Date.

Section 4.18.  Indebtedness.    Section 4.18(a) of the Disclosure Schedule sets forth the outstanding principal amount of Rollover Indebtedness as of the date hereof. Section 4.18(b) of the Disclosure Schedule sets forth the principal amount of all of the outstanding Indebtedness, as of the date hereof, of the Hostess Entities, other than the Rollover Indebtedness. As of the date hereof, no Rollover Credit Agreement Default has occurred and is continuing.

Section 4.19.  Affiliate Transactions.   Except as set forth on Section 4.9(a)(i) of the Disclosure Schedule or Section 4.19 of the Disclosure Schedule, there are no Contracts between or among any Hostess Entity, on the one hand, and any officer, director or equityholders of any Hostess Entity or, to the Knowledge of the Sellers, any Affiliate of any officer, director or equityholders of any Hostess Entity, on the other hand.

Section 4.20.  Major Customers and Major Suppliers.

(a)      Section 4.20(a)(1) of the Disclosure Schedule sets forth a list of the Major Suppliers. Except as set forth on Section 4.20(a)(2) of the Disclosure Schedule, no Hostess Entity is engaged in any material dispute with any Major Supplier and no Major Supplier has (i) cancelled or terminated any Contract with any Hostess Entity or indicated its intent to do so or (ii) terminated or indicated its intent to materially limit or modify, or, to the Knowledge of the Sellers, threatened to terminate or materially limit or modify, its business relations with any Hostess Entity.

(b)      Section 4.20(b) of the Disclosure Schedule sets forth a list of the Major Customers. No Hostess Entity is engaged in any material dispute with any Major Customer and no Major Customer has (i) cancelled or terminated any Contract with any Hostess Entity or indicated its intent to do so or (ii) terminated or indicated its intent to materially limit or modify, or, to the Knowledge of the Sellers, threatened to terminate or materially limit or modify, its business relations with any Hostess Entity.

Section 4.21.  Inventory.  Except as set forth on Section 4.21 of the Disclosure Schedule, the inventory of the Hostess Entities is at a normal and customary level consistent with the normal pattern of the business of the Hostess Entities and consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete items and items of below standard quality, all of which have been written off or written down to the lower of cost or market on the Interim Financial Statements or, with respect to inventory acquired since such date, on the accounting records of the Hostess Entities, as the case may be.

Section 4.22.  Sufficiency of Assets.      The Hostess Entities have good and marketable title to, or, in the case of leased properties and assets, valid leasehold interests in, all of the material items of tangible personal property used or held for use in the business of the Hostess Entities, free and clear of any and all Liens, other than the Permitted Liens and such imperfections of title, if any, that do not materially interfere with the present value of such property. All such items of tangible personal property that are material to the operation of the business of the Hostess Entities are in reasonably good condition and in a state of reasonably good maintenance and repair (ordinary wear and tear excepted) and are suitable for the purposes used. The tangible assets owned or leased by the Hostess Entities constitute all of the tangible assets reasonably necessary for the continued conduct of the business of the Hostess Entities after the Closing, in each case, in the same manner and in all respects as conducted as of the date hereof.

Section 4.23.  Product Warranty.    Except as set forth on Section 4.23 of the Disclosure Schedule, there are no warranties outstanding with respect to any Products beyond those set forth in the standard conditions of sale of such Products, and, to the Knowledge of the Sellers, each Product that has been manufactured as of the date hereof contains all warnings required by applicable Law.

Section 4.24.  Product Recalls.    Except as set forth on Section 4.24 of the Disclosure Schedule, since April 9, 2013, (a) no Products distributed by any Hostess Entity have been the subject of any voluntary or mandatory recall, public notification, or notification to any Governmental Entity, or similar action and, to the Knowledge of the Sellers, there has been no reasonable basis for, and no Hostess Entity is considering, any such recall, public notification, notification to any Governmental Entity, or similar action, (b) no customer or subsequent purchaser of any such Product has asserted a claim with respect to any nonconformity of any such Product with applicable customer specifications, warranties, labeling requirements, regulatory requirement, quality control or similar standards, whether contractual, statutory, regulatory or imposed by Hostess Entity policies that would reasonably be likely to result in material liability to any Hostess Entity, and (c) no consumer, customer, Governmental Entity, or other third party has communicated to any Hostess Entity any contention that any food products were (i) unwholesome, unsanitary, injurious to health, or (ii) were otherwise adulterated or misbranded, as those terms are defined in the Federal Food, Drug, and Cosmetic Act, in each case that would reasonably be likely to result in material liability to the Hostess Entities taken as a whole.

Section 4.25.  Accounts Receivable.  Except as set forth on Section 4.25 of the Disclosure Schedule, the Accounts Receivable of the Hostess Entities are (a) valid and genuine and have arisen solely out of bona fide sales and deliveries of goods, performance of services and other business transactions in the ordinary course of business consistent with past practice and (b) not subject to valid defenses, set offs or counterclaims. No further goods or services are required to be provided in order to complete the sales and to entitle the Hostess Entities or their assignees to collect the Accounts Receivable in full and none of the Accounts Receivable has been pledged or assigned to any Person.

Section 4.26.  Foreign Corrupt Practices Act.  None of the Hostess Entities or, to the Knowledge of the Sellers, any of the Hostess Entities’ respective directors, officers, employees, Affiliates or any other Persons acting on their behalf has, in connection with the operation the business of the Hostess Entities, (i) made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any government official, candidate for public office, political party or political campaign, or any official of such party or campaign, for the purpose of (A) influencing any act or decision of such government official, candidate, party or campaign or any official of such party or campaign, (B) inducing such government official, candidate, party or campaign or any official of such party or campaign to do or omit to do any act in violation of a lawful duty, (C) obtaining or retaining business for or with any Person, (D) expediting or securing the performance of official acts of a routine nature, or (E) otherwise securing any improper advantage, (ii) paid, offered or agreed or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature, (iii) made, offered or agreed or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (iv) established or maintained any unlawful fund of corporate monies or other properties; (v) created or caused the creation of any false or inaccurate books and records related to any of the foregoing; (vi) otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§78dd-1, et seq. (“FCPA”), the United Kingdom Bribery Act of 2010 (the “Bribery Act”) or any other applicable anti-corruption or anti-bribery Law or (vii) violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable Laws.

Section 4.27.  Brokers.    Other than fees or commissions for which the Sellers will be solely responsible, no Hostess Entity has any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the Transactions.

Section 4.28.  Information Supplied.  None of the information supplied or to be supplied by the Sellers or the Hostess Entities for inclusion or incorporation by reference in the Proxy Statement will, at the date the Proxy Statement is first mailed to the Buyer’s stockholders or at the time of the Buyer Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Sellers make no representation, warranty or covenant with respect to statements made or incorporated by reference therein based on information supplied by the Buyer or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or any Buyer SEC Reports.

Section 4.29.  Disclaimer of Warranties.    EXCEPT AS SET FORTH IN ARTICLE III AND THIS ARTICLE IV, THE CLOSING HOSTESS SECURITIES AND THE ASSETS AND PROPERTIES OF THE HOSTESS ENTITIES ARE BEING SOLD ON AN “AS IS”, “WHERE IS” BASIS AS OF THE CLOSING, AND IN THEIR CONDITION AS OF THE CLOSING, WITH “ALL FAULTS” AND, EXCEPT AS SET FORTH IN ARTICLE III AND THIS ARTICLE IV, NONE OF THE SELLERS, THEIR RESPECTIVE AFFILIATES OR ANY OF THEIR RESPECTIVE RELATED PARTIES MAKE OR HAVE MADE, AND THE BUYER IS NOT RELYING ON, ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE HOSTESS SECURITIES, THE CLOSING HOSTESS SECURITIES OR THE ASSETS AND PROPERTIES OF THE HOSTESS ENTITIES, INCLUDING WITH RESPECT TO (A) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, (B) THE OPERATION OF THE BUSINESS OF THE HOSTESS ENTITIES BY THE BUYER AFTER THE CLOSING OR (C) THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS OF THE HOSTESS ENTITIES AFTER THE CLOSING. EXCEPT AS SET FORTH IN ARTICLE IX, NONE OF THE SELLERS, THEIR RESPECTIVE AFFILIATES OR ANY OF THEIR RESPECTIVE RELATED PARTIES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO THE BUYER OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE BUYER, ITS AFFILIATES OR REPRESENTATIVES OF, OR THE BUYER’S USE OF OR RELIANCE ON, ANY INFORMATION RELATING TO THE BUSINESS OF THE HOSTESS ENTITIES, THE HOSTESS SECURITIES, THE CLOSING HOSTESS SECURITIES OR THE ASSETS AND PROPERTIES OF THE HOSTESS ENTITIES, INCLUDING ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO THE BUYER, WHETHER ORALLY OR IN WRITING, IN CERTAIN “DATA ROOMS”, MANAGEMENT PRESENTATIONS, FUNCTIONAL “BREAK OUT” DISCUSSIONS, RESPONSES TO QUESTIONS SUBMITTED ON BEHALF OF THE BUYER OR IN ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS. ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED. NOTWITHSTANDING ANYTHING IN THIS SECTION 4.29 OR ELSEWHERE IN THIS AGREEMENT TO THE CONTRARY, NOTHING IN THIS AGREEMENT SHALL LIMIT OR RESTRICT, OR BE USED AS A DEFENSE AGAINST, THE RIGHT OF ANY INDEMNITEE TO RELY ON AND ENFORCE THE REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS SET FORTH IN THIS AGREEMENT OR IN ANY OTHER TRANSACTION DOCUMENT, OR WAIVE OR LIMIT IN ANY MANNER ANY INDEMNITEE’S RIGHTS OR REMEDIES IN THE EVENT OF FRAUD, WITH SPECIFIC INTENT TO DECEIVE AND

MISLEAD THE INDEMNITEE, REGARDING THE REPRESENTATIONS AND WARRANTIES MADE HEREIN OR IN ANY SCHEDULE, EXHIBIT OR CERTIFICATE DELIVERED PURSUANT HERETO.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Sellers (but with respect to Section 5.23, solely to AP Hostess LP) that each statement contained in this Article V is true and correct as of the date hereof, except as set forth or incorporated by reference in the Buyer SEC Reports (excluding disclosures referred to in any “Risk Factors” contained therein).

Section 5.1.    Organization and Existence.  Each of the Buyer and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware.

Section 5.2.    Authority and Enforceability.  The Buyer and Merger Sub have the requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which each of them is a party, to perform their respective obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by each of the Buyer and Merger Sub of this Agreement the other Transaction Documents to which each of them is a party, and the consummation by the Buyer and Merger Sub of the Transactions, as applicable, have been duly authorized by all necessary action on the part of the Buyer and Merger Sub, and no other action is necessary on the part of the Buyer or Merger Sub to authorize this Agreement or the other Transaction Documents to which each of them is or will be a party or to consummate the Transactions. This Agreement has been, and the other Transaction Documents to which the Buyer and Merger Sub are or will be a party will be at Closing, duly executed and delivered by the Buyer and Merger Sub, as applicable, and, assuming the due authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and the other Transaction Documents to which the Buyer or Merger Sub are a party will constitute at Closing, legal, valid and binding obligations of the Buyer and Merger Sub, as applicable, enforceable against the Buyer and Merger Sub, as applicable, in accordance with their terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law.

Section 5.3.    Noncontravention.

(a)      Neither the execution, delivery and performance by the Buyer or Merger Sub of this Agreement or the other Transaction Documents to which each of them is a party, nor the consummation of the Transactions, will, with or without the giving of notice or the lapse of time or both, (i) violate any provision of the Organizational Documents of the Buyer or Merger Sub, (ii) violate any Law or Order applicable to the Buyer or Merger Sub or (iii) result in a breach of or default under, require consent under, violate, or result in the creation of a Lien on any of the properties or assets of the Buyer or Merger Sub pursuant to, any Contract to which the

Buyer or Merger Sub is a party, except in the case of clause (iii) to the extent that any such violation, breach, default or requirement would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Buyer’s or Merger Sub’s ability to perform its obligations hereunder.

(b)      No Permit of, or Filing is required in connection with the execution and delivery by the Buyer or Merger Sub of this Agreement and the other Transaction Documents to which each of them is or will be a party, the performance by the Buyer or Merger Sub of their respective obligations hereunder and thereunder and the consummation by the Buyer or Merger Sub of the Transactions, as applicable, other than Permits and Filings that have been obtained or made by the Buyer or Merger Sub prior to the date hereof.

Section 5.4.    Capitalization.

(a)      As of the date hereof, the authorized Buyer Capital Stock consists of (i) 200,000,000 shares of Buyer Class A Common Stock, (ii) 20,000,000 shares of Buyer Class F Common Stock, and (iii) 1,000,000 shares of Buyer Preferred Stock. The issued and outstanding Buyer Capital Stock consists of (A) 37,500,000 shares of Buyer Class A Common Stock (B) 9,375,000 shares of Buyer Class F Common Stock, and (C) zero shares of Buyer Preferred Stock, and, upon the closing of the transactions contemplated in the Subscription Agreements and this Agreement, the Buyer has committed to cancel up to 4,562,500 shares of Buyer Class F Common Stock. At all times from the date of this Agreement through the Closing, the Buyer will own all of the issued and outstanding shares of capital stock of Merger Sub. Immediately following the Closing, the issued and outstanding shares of Buyer Capital Stock will consist of (A) a number of shares of Buyer Class A Common Stock equal to (I) the number of shares of Buyer Class A Common Stock issued to AP Hostess LP pursuant to Section 2.4(b)(iv), plus (II) the number of shares of Buyer Class A Common Stock set forth in the Buyer Financing Certificate, plus, (III) the number of shares of Buyer Class A Common Stock issued to C. Dean Metropoulos pursuant to the Executive Chairman Agreement, (B) the number of shares of Buyer Class B Common Stock issued to Hostess CDM Co-Invest and CDM Hostess pursuant to Section 2.4(b)(v) and Section 2.4(b)(vi), respectively, (C) zero shares of Buyer Class F Common Stock, and (D) zero shares of Buyer Preferred Stock.

(b)      As of the date hereof, the Buyer has issued 56,500,000 warrants (the “Buyer Warrants”), each such Buyer Warrant entitling the holder thereof to purchase one-half of one share of Buyer Class A Common Stock on the terms and conditions set forth in applicable warrant agreement. Immediately following the Closing, the Buyer will have 56,500,000 Warrants issued and outstanding.

(c)      Other than the Buyer Class F Common Stock and the Buyer Warrants, and except as provided for in the Transaction Documents, there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments or Contracts of any kind to which the Buyer or Merger Sub is a party or by which either of them is bound obligating the Buyer or Merger Sub to issue, deliver or sell, or cause to be issued, delivered or sold, additional Equity Interests in, or any security convertible or exercisable for or exchangeable into any Equity Interests in the Buyer or Merger Sub.

(d)      Each holder of any of the shares of Buyer Capital Stock initially issued to Buyer Sponsor in connection with the Buyer’s initial public offering (i) is obligated to vote all of such shares of Buyer Common Stock in favor of approving the Transactions and (ii) is not entitled to elect to redeem any of such shares of Buyer Common Stock pursuant to the Buyer’s Organizational Documents.

(e)      All issued and outstanding shares of Buyer Capital Stock have been duly authorized and validly issued, are fully paid and non-assessable and were issued in compliance with all applicable Laws and are not subject to and were not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Laws, the Organizational Documents of the Buyer or any Contract to which the Buyer is a party or otherwise bound. All outstanding Buyer Warrants have been duly authorized and validly issued, are fully paid and were issued in compliance with all applicable Laws and are not subject to and were not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Laws, the Organizational Documents of the Buyer or any Contract to which the Buyer is a party or otherwise bound.

(f)      The Stock Consideration, when issued in accordance with the terms of this Agreement and the other Transaction Documents, as applicable, shall be duly authorized, validly issued, fully paid and non-assessable, issued to the Sellers free and clear of all Liens (other than other than Liens arising pursuant to applicable securities Laws).

Section 5.5.    Subsidiaries.      Except for Merger Sub, the Buyer has no Subsidiaries and does not own, directly or indirectly, any Equity Interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Except as provided for in the Transaction Documents, neither the Buyer nor Merger Sub is party to any Contract that obligates the Buyer or Merger Sub to invest money in, loan money to or make any capital contribution to any other Person.

Section 5.6.    Taxes.

(a)      The Buyer has timely filed or has caused to be timely filed all material Tax Returns required to be filed by it (taking into account any validly obtained extension of time within which to file), and all such Tax Returns are true, complete and accurate in all material respects. The Buyer has paid or caused to be paid all material Taxes due and owing by it, other than Taxes that are being contested in good faith through appropriate proceedings for which appropriate reserves have been established.

(b)      No deficiencies for any material Taxes (other than Taxes that are not yet due and payable or that are being contested in good faith and for which appropriate reserves have been established) have been proposed, asserted, assessed or threatened in writing against the Buyer which have not been settled and paid. All written assessments for material Taxes due and owing by the Buyer with respect to completed and settled examinations or concluded litigation have been paid. There is no currently effective agreement or other document with respect to the Buyer extending the period of assessment or collection of any material Taxes. There are no material Liens for Taxes on any of the assets of the Buyer other than Permitted Liens. Since the date of Buyer’s incorporation or organization, as applicable, it has not been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law). The Buyer has not engaged in any “listed transaction” within the meaning of Section 6011 of the Code.

Section 5.7.    Buyer Material Contracts.    The Buyer is not party to any Contract that is material to the Buyer, other than the Buyer Material Contracts. The Buyer has performed all material obligations required to be performed by it to date under the Buyer Material Contracts and is not (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder in any material respect.

Section 5.8.    Employees; Benefit Plans.   Other than any former officers or as described in the Buyer SEC Reports, the Buyer has never had any employees. Other than reimbursement of any out-of-pocket expenses incurred by the Buyer’s officers and directors in connection with activities on the Buyer’s behalf in an aggregate amount not in excess of the amount of cash held by the Buyer outside of the Trust Account, the Buyer has no unsatisfied material liability with respect to any employee. The Buyer does not currently maintain or have any direct liability under any Benefit Plan, and neither the execution and delivery of this Agreement or the other Transaction Documents nor the consummation of the Transactions will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of the Buyer, or (ii) result in the acceleration of the time of payment or vesting of any such benefits.

Section 5.9.    Compliance with Laws.    The Buyer has at all times since its incorporation or organization, as applicable, been and is in compliance in all material respects with all Laws and Orders applicable to its businesses or operations. The Buyer has not received any written notice or, to the Knowledge of the Buyer, oral notice to the effect that a Governmental Entity has claimed or alleged that Buyer was not in compliance in all material respects with all Laws and Orders applicable to the Buyer or its business or properties.

Section 5.10.  Affiliate Transactions.    Except as described in the Buyer SEC Reports, no Contract between the Buyer, on the one hand, and any of the present or former directors, officers, employees, stockholders or warrant holders or Affiliates of the Buyer (or an immediate family member of any of the foregoing), on the other hand, will continue in effect following the Closing, other than any such Contract that is not material to the Buyer.

Section 5.11.  Buyer SEC Reports; Financial Statements.

(a)      The Buyer has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by the Buyer with the SEC under the Exchange Act or the Securities Act since the Buyer’s incorporation to the date of this Agreement, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “Buyer SEC Reports”), and will have filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional Buyer SEC Reports”). All Buyer SEC Reports, Additional Buyer SEC Reports, any correspondence from or to the SEC or Nasdaq Stock Market, Inc. (“NASDAQ”) (other than such correspondence in connection with the initial public offering of the Buyer) and all certifications and statements required by (i) Rule 13a-14 or 15d-14 under the Exchange Act, or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Certifications”) are available on EDGAR in full without redaction. The Buyer has heretofore furnished to the Sellers true and correct copies of all amendments and modifications that have not been filed by the Buyer with the SEC to all agreements, documents and other instruments that previously had been filed by the Buyer with the SEC and are currently in effect. The Buyer SEC Reports were, and the Additional Buyer SEC Reports will be, prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Buyer SEC Reports did not, and the Additional Buyer SEC Reports will not, at the time they were or are filed, as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Certifications are each true and correct. The Buyer maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Each director and executive officer of the Buyer has filed with the SEC on a timely basis all statements required with respect to the Buyer by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 5.11, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or NASDAQ.

(b)      The financial statements and notes contained or incorporated by reference in the Buyer SEC Reports fairly present, and the financial statements and notes to be contained in or to be incorporated by reference in the Additional Buyer SEC Reports will fairly present, the financial condition and the results of operations, changes in stockholders’ equity and cash flows of the Buyer as at the respective dates of, and for the periods referred to, in such financial statements, all in accordance with (i) GAAP and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. The Buyer has no off-balance sheet arrangements that are not disclosed in the Buyer SEC Reports. No financial statements other than those of the Buyer are required by GAAP to be included in the consolidated financial statements of the Buyer.

Section 5.12.  Information Supplied.  None of the information supplied or to be supplied by the Buyer for inclusion or incorporation by reference in the Proxy Statement will, at the date the Proxy Statement is first mailed to the Buyer’s stockholders or at the time of the Buyer Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Buyer makes no representation, warranty or covenant with respect to (a) statements made or incorporated by reference therein based on information supplied by the Sellers for inclusion or incorporation by reference in the Proxy Statement or (b) any projections or forecasts included in the Proxy Statement.

Section 5.13.  NASDAQ Stock Market Quotation.  The issued and outstanding shares of Buyer Capital Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ Capital Market under the symbol “GRSH”. The issued and outstanding Buyer Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ Capital Market under the symbol “GRSHW”. The Buyer is a member in good standing with NASDAQ Capital Market. There is no action or proceeding pending or, to the Knowledge of the Buyer, threatened (in writing) against the Buyer by the NASDAQ or the SEC with respect to any intention by such entity to deregister the Buyer Capital Stock or Buyer Warrants or terminate the listing of the Buyer on the NASDAQ Capital Market. None of the Buyer or any of its Affiliates has taken any action in an attempt to terminate the registration of the Buyer Capital Stock or the Buyer Warrants under the Exchange Act.

Section 5.14.  Board Approval; Stockholder Vote.   The board of directors of the Buyer (including any required committee or subgroup of the board of directors of the Buyer) has, as of the date of this Agreement, unanimously (a) approved and declared the advisability of this Agreement, the other Transaction Documents and the consummation of the Transactions, and (b) determined that the consummation of the Transactions is in the best interest of the stockholders of the Buyer. Other than the Buyer Stockholder Approval, no other corporate proceedings on the part of the Buyer are necessary to approve the consummation of the Transactions.

Section 5.15.  Investment Company Act.  The Buyer is not, and following the Closing will continue not to be, an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. The Buyer constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.16.  Co-Investor Amount.    Exhibit J sets forth true, accurate and complete copies of each of the subscription agreements (the “Subscription Agreements”) entered into by the Buyer with the applicable investors named therein (collectively, the “Co-Investors”), pursuant to which the Co-Investors have committed to provide equity financing to the Buyer in the aggregate amount of $300,000,000 (the “Co-Investor Amount”). The Co-Investor Amount, together with the amount in the Trust Account at the Closing, are in the aggregate sufficient to enable the Buyer to (a) pay all cash amounts required to be paid by the Buyer or Merger Sub under or in connection with this Agreement and (b) pay any and all fees and expenses of or payable by the Buyer with respect to the Transactions. To the Buyer’s Knowledge with respect to each Co-Investor, the Subscription Agreements are in full force and effect and have not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by the Buyer. Each Subscription Agreement is a legal, valid and binding obligation of the Buyer and, to the Buyer’s Knowledge, each Co-Investor. The Subscription Agreements provide that the Sellers’ Representative is a third-party beneficiary thereof and is entitled to enforce such agreements. There are no other agreements, side letters, or arrangements between the Buyer and any Co-Investor relating to any Subscription Agreement, that could affect the obligation of the Co-Investors to contribute to the Buyer the applicable portion of the Co-Investor Amount set forth in the Subscription Agreements, and the Buyer does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the Co-Investor Amount not being available to the Buyer, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Buyer under any material term or condition of any Subscription Agreement and, as of the date hereof, the Buyer has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement. The Subscription Agreements contain all of the conditions precedent (other than the conditions contained in the other Transaction Documents) to the obligations of the Co-Investors to contribute to the Buyer the applicable portion of the Co-Investor Amount set forth in the Subscription Agreements on the terms therein.

Section 5.17.  Trust Account.

(a)      As of the date hereof, the Buyer has at least $375,000,000 in the account established by the Buyer for the benefit of its public stockholders (the “Trust Account”), with such funds invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of August 13, 2015, by and between the Buyer and the Trustee (the “Trust Agreement”). Other than pursuant to the Trust Agreement and the Subscription Agreements, the obligations of the Buyer under this Agreement are not subject to any conditions regarding the Buyer’s, its Affiliates’, or any other Person’s ability to obtain financing for the consummation of the Transactions.

(b)      The Trust Agreement, to the Buyer’s Knowledge with respect to the Trustee, has not been amended or modified, is valid and in full force and effect and is enforceable in accordance with its terms, except as limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and (ii) general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) (i) between the Buyer and the Trustee that would cause the description of the Trust Agreement in the Buyer SEC Reports to be inaccurate in any material respect or (ii) to the Buyer’s Knowledge, that would entitle any Person (other than stockholders of the Buyer holding Buyer Class A Common Stock sold in the Buyer’s initial public offering who shall have elected to redeem their shares of Buyer Class A Common Stock pursuant to the Buyer Charter) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except (A) to pay income and franchise taxes from any interest income earned in the Trust Account and (B) to redeem Buyer Class A Common Stock in accordance with the provisions of the Buyer Charter. There are no Legal Proceedings pending or, to the Knowledge of the Buyer, threatened with respect to the Trust Account.

Section 5.18.  Title to Assets.   Subject to the restrictions on use of the Trust Account set forth in the Trust Agreement, the Buyer owns good and marketable title to, or holds a valid leasehold interest in, or a valid license to use, all of the assets used by the Buyer in the operation of its business and which are material to the Buyer, free and clear of any Liens (other than Permitted Liens).

Section 5.19.  Securities Laws Matters.    The Buyer acknowledges that the Closing Hostess Securities being acquired pursuant to this Agreement and the other Transaction Documents have not been registered under the Securities Act or under any state or foreign securities Laws. The Buyer is acquiring the Closing Hostess Securities for its own account solely for investment purposes and not with a view to any public resale or other distribution thereof, except in compliance with applicable securities Laws. The Buyer acknowledges that the Closing Hostess Securities will not be registered under the Securities Act or any applicable state or foreign securities Laws and that the Closing Hostess Securities may not be transferred or sold except pursuant to the registration provisions of the Securities Act or applicable foreign securities Laws or pursuant to an applicable exemption therefrom and pursuant to state or foreign securities Laws, as applicable. The Buyer has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Closing Hostess Securities and is capable of bearing the economic risks of such investment. The Buyer is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

Section 5.20.  Legal Proceedings.  There are no Legal Proceedings pending or, to the Knowledge of the Buyer, threatened against or otherwise relating to the Buyer that (a) would challenge or seek to enjoin, alter or materially delay the Transactions or (b) would, individually or in the aggregate, reasonably be expected to be material to the Buyer.

Section 5.21.  Independent Investigation.  The Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its participation in the Transactions. The Buyer has conducted its own independent review and analysis of, and based thereon has formed an independent judgment concerning, the assets, liabilities, condition, operations and prospects of the business of the Hostess Entities and the Closing Hostess Securities. In entering into this Agreement and the other Transaction Documents to which they are parties, the Buyer and Merger Sub have relied solely upon their own review and analysis and the specific representations and warranties of the Sellers expressly set forth in Article III and Article IV and not on any representations, warranties, statements or omissions by any Person other than the Sellers, or by the Sellers other than those specific representations and warranties expressly set forth in Article III and Article IV. The Buyer acknowledges that, except for the representations and warranties expressly set forth in Article III and Article IV, none of the Sellers, their respective Affiliates nor any of their respective Related Parties has made or makes, and the Buyer has not relied on and is not relying on, any representation, warranty or statement, either express or implied, (a) as to the accuracy or completeness of any of the information delivered or made available to the Buyer or any of its Related Parties or lenders and (b) with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the business of the Hostess Entities delivered or made available to the Buyer or any of its Related Parties or lenders.

Section 5.22.  Brokers.  Other than fees or commissions for which the Buyer will be solely responsible, none of the Buyer, Merger Sub nor any of their respective Affiliates, including Buyer Sponsor, has any liability or obligation to pay, or is entitled to receive, any fees or commissions to any broker, finder or agent with respect to the Transactions.

Section 5.23.  Contracts with Hostess CDM Co-Invest and CDM Hostess.  None of the Buyer or any of its Affiliates is a party to any Contract with Hostess CDM Co-Invest, CDM Hostess or any of their respective Affiliates other than the Transaction Documents and any other Contracts entered into in connection with the Transactions, true, correct and complete copies of which have been provided to AP Hostess LP.

Section 5.24.  Disclaimer of Warranties.  EXCEPT AS SET FORTH IN THIS ARTICLE V, NONE OF THE BUYER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE RELATED PARTIES MAKE OR HAVE MADE, AND THE SELLERS ARE NOT RELYING ON, ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE BUYER, THE BUYER CAPITAL STOCK OR THE ASSETS AND PROPERTIES OF THE BUYER, INCLUDING WITH RESPECT TO (A) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, (B) THE OPERATION OF THE BUSINESS OF THE HOSTESS ENTITIES BY THE BUYER AFTER THE CLOSING OR (C) THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS OF THE HOSTESS ENTITIES AFTER THE CLOSING. EXCEPT AS SET FORTH IN ARTICLE IX, NONE OF THE BUYER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE RELATED PARTIES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO THE SELLERS OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE SELLERS, THEIR AFFILIATES OR REPRESENTATIVES OF, OR THE SELLERS’ USE OF OR RELIANCE ON, ANY INFORMATION RELATING TO THE BUSINESS OF BUYER, THE BUYER CAPITAL STOCK OR THE ASSETS AND PROPERTIES OF THE BUYER, INCLUDING ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO THE SELLERS, WHETHER ORALLY OR IN WRITING, IN CERTAIN “DATA ROOMS”, MANAGEMENT PRESENTATIONS, FUNCTIONAL “BREAK OUT” DISCUSSIONS, RESPONSES TO QUESTIONS SUBMITTED ON BEHALF OF THE SELLERS OR IN ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS. ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED. NOTWITHSTANDING ANYTHING IN THIS SECTION 5.24 OR ELSEWHERE IN THIS AGREEMENT TO THE CONTRARY, NOTHING IN THIS AGREEMENT SHALL LIMIT OR RESTRICT, OR BE USED AS A DEFENSE AGAINST, THE RIGHT OF ANY INDEMNITEE TO RELY ON AND ENFORCE THE REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS SET FORTH IN THIS AGREEMENT OR IN ANY OTHER TRANSACTION DOCUMENT, OR WAIVE OR LIMIT IN ANY MANNER ANY INDEMNITEE’S RIGHTS OR REMEDIES IN THE EVENT OF FRAUD, WITH SPECIFIC INTENT TO DECEIVE AND MISLEAD THE INDEMNITEE, REGARDING THE REPRESENTATIONS AND WARRANTIES MADE HEREIN OR IN ANY SCHEDULE, EXHIBIT OR CERTIFICATE DELIVERED PURSUANT HERETO.

ARTICLE VI

COVENANTS

Section 6.1.    Access to Information.

(a)      During the Interim Period, the Sellers shall, and shall cause the Hostess Entities, to provide the Buyer and its Representatives with access to information regarding the

Hostess Entities and their material operations, in each case, as reasonably requested by the Buyer and to the extent such information is readily available or could be readily obtained without any material interference with the business or operations of the Sellers or the Hostess Entities, in each case, other than information (i) that such Seller reasonably believes it or any Hostess Entity is prohibited from providing to the Buyer by reason of applicable Law, (ii) that constitutes or allows access to information protected by attorney/client privilege or (iii) that such Seller or Hostess Entity is required to keep confidential or to prevent access to by reason of any Contract with a third party (provided, that the Parties shall work in good faith to develop alternative means by which to provide the Buyer and its Representatives such information in a manner that does not result in the violation of any such Law or Contract or loss or such privilege); provided, however, that such access (A) shall be conducted at the Buyer’s expense, during normal business hours and under the supervision of personnel of the Hostess Entities, (B) does not disrupt the normal operations of any Hostess Entity and (C) shall comply with all applicable Laws, including those regarding the exchange of competitively sensitive information. Notwithstanding anything contained herein, the Buyer shall not be permitted during the Interim Period to contact any of the Hostess Entities’ respective vendors, employees, customers or suppliers, or any Governmental Entities (except in connection with applications for Permits or Filings required to be made prior to the Closing under this Agreement and, in such case, only in accordance with the terms of this Agreement) regarding the operations or legal status of any Hostess Entity without receiving prior written consent from the Sellers’ Representative (which consent shall not be unreasonably withheld, conditioned or delayed).

(b)      Following the Closing, each of the Sellers shall be entitled to retain copies (at such Seller’s sole cost and expense) of all books and records relating to its ownership of the Hostess Entities, as applicable, and their respective businesses; provided, however, that such retained copies shall be subject to the confidentiality obligations set forth in Section 6.5(c).

(c)      After the Closing, the Buyer will, and will cause its Representatives to, afford to each of the Sellers, including their respective Representatives, reasonable access to all books, records, files and documents to the extent they are related to the Hostess Entities and their respective Related Parties in order to permit such Persons to prepare for and participate in any other investigation and defend any Legal Proceedings relating to or involving such Person, to discharge its obligations under this Agreement, to comply with financial reporting requirements, and for other reasonable business purposes, and will afford such Persons reasonable assistance in connection therewith. The Buyer will cause such records to be maintained for not less than six years from the Closing Date and will not dispose of such records thereafter without first offering in writing to deliver them to the Sellers; provided, however, that in the event that the Buyer transfers all or a portion of the business of any Hostess Entity to any third party during such period, the Buyer may transfer to such third party all or a portion of the books, records, files and documents related thereof, so long as such third-party transferee expressly assumes in writing the obligations of the Buyer under this Section 6.1(c).

Section 6.2.    Conduct of Business Pending the Closing.

(a)      During the Interim Period and except (i) as contemplated, permitted, or required by this Agreement, the other Transaction Documents or applicable Law, or (ii) to the extent that the other Party shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed) (such exceptions, the “Conduct of Business

Exceptions”), and except as prohibited pursuant to this Section 6.2, (A) the Sellers shall cause each Hostess Entity to use its reasonable best efforts to conduct its business in the ordinary course of business consistent with past practices, and, subject to the requirements of this Agreement and the other Transaction Documents, to use its reasonable best efforts to preserve, maintain and protect their material assets in material compliance with applicable Laws and (B) the Buyer and Merger Sub shall use their respective reasonable best efforts to conduct their businesses in the ordinary course of business consistent with past practices, and, subject to the requirements of this Agreement and the other Transaction Documents, to use their reasonable best efforts to preserve, maintain and protect their material assets in material compliance with applicable Laws.

(b)         Without limiting the foregoing, during the Interim Period, except as set forth on Section 6.2(b) of the Disclosure Schedule and subject to the Conduct of Business Exceptions, the Sellers shall not, and shall cause the Hostess Entities not to:

(i)       sell, transfer or dispose of any of the material assets or properties of any Hostess Entity, other than (A) sales, transfers or dispositions of obsolete or surplus assets, (B) sales, transfers or dispositions in connection with the normal repair or replacement of assets or properties and (C) sales or dispositions in accordance with any Hostess Material Contract or sales in lieu of condemnation or in connection with eminent domain or similar Legal Proceedings;

(ii)      directly or indirectly acquire, whether by merger or consolidating with, or acquiring all or substantially all of the assets of, any other Person;

(iii)     make any capital expenditure or leasehold improvement that exceeds $500,000 individually or exceeds $5,000,000 in the aggregate, except to the extent such capital expenditure or leasehold improvement: (A) has been budgeted for by the Hostess Entities in the budget set forth on Section 6.2(b)(iii) of the Disclosure Schedule (the “Capital Expenditure Plan”); (B) is directed by a Governmental Entity; or (C) is incurred with respect to any emergency situation; provided, however, that the Hostess Entities may, in the reasonable discretion of the Sellers, delay the making of any capital expenditures included on the Capital Expenditure Plan; provided, further, that all such actions shall be taken in good faith and based on the needs and possible changing requirements of the business;

(iv)     grant, issue, sell or otherwise dispose of any of the Equity Securities of any Hostess Entity;

(v)      liquidate, dissolve, reorganize or otherwise wind up the business or operations of any Hostess Entity;

(vi)     purchase any Equity Securities of any Person other than a Subsidiary;

(vii)    amend or modify the Organizational Documents of any Hostess Entity;

(viii)    effect any recapitalization, reclassification, stock dividend, stock split or like change in the capitalization of the any Hostess Entity;

(ix)      engage in any material new line of business;

(x)       (A) change any material Tax or accounting methods, policies or practices inconsistent with past practice, except as required by a change in GAAP or applicable Law, (B) make, revoke or amend any material Tax election, (C) enter into any closing agreement affecting any U.S. federal or other material Tax liability, (D) waive any refund of Taxes other than claiming it as a credit or a payment of an estimated tax, (E) extend any statute of limitations with respect to Taxes inconsistent with past practice or (F) file any amended Tax Return related to a material amount of Taxes;

(xi)      with respect to any current or former employee, director or independent contractor of any Hostess Entity (A) increase the compensation payable or employee benefits to be provided except (I) any increases in the rate of base salary or wage that does not exceed 10% of such Person’s current compensation pursuant to (x) annual adjustments in the ordinary course of business consistent with past practices or (y) in connection with any promotion or material increase in responsibility of any officer or employee in the ordinary course of business consistent with past practice, or (II) any increases required pursuant to any existing Benefit Plans, (B) grant or increase any severance or change in control pay or benefits, (C) enter into, amend, or terminate any Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted a Benefit Plan if it had been in effect on the date of this Agreement, or (D) take any action to accelerate the vesting or payment of, otherwise fund or secure the payment of, any compensation or benefits under any Benefit Plan;

(xii)     create, incur, assume, guarantee or otherwise become liable with respect to any Indebtedness for borrowed money;

(xiii)    amend, terminate (unless the counterparty is in default under the applicable Hostess Material Contract and such termination is permitted) or waive any material term under any Hostess Material Contract other than in the ordinary course of business;

(xiv)    amend, terminate or waive any material term under the Rollover Credit Agreement;

(xv)     enter into any labor or collective bargaining or similar agreement, or make any commitment or incur any liability to any labor organization with respect to any Hostess Entity, other than with respect to matters involving, or subject to, the normal grievance process for individual employees at any plant or facility operated by a Hostess Entity which do not give rise to any liability that is material to the Hostess Entities;

(xvi)    release, assign, compromise, settle or agree to settle any Legal Proceeding material to the Hostess Entities or their respective properties or assets; provided, that nothing contained herein shall restrict the ability of the Hostess Entities to release, assign, compromise, settle or agree to settle any Legal Proceedings (A) relating to the Specified Matter or (B) so long as such settlement is solely monetary in nature and any payments related to such settlement are made prior to the Closing, included as Current Liabilities in the determination of Final Closing Working Capital or otherwise reflected as a reduction to the Purchase Price;

(xvii)   fail to comply with the terms of the Rollover Credit Agreements or take any action, or omit to take any action, that would result in a Rollover Credit Agreement Default; or

(xviii)  agree or commit to do any of the foregoing.

(c)          Without limiting the foregoing, during the Interim Period, except as otherwise expressly contemplated by this Agreement or set forth on Section 6.2(c) of the Disclosure Schedule and subject to the Conduct of Business Exceptions, neither the Buyer nor Merger Sub shall:

(i)        directly or indirectly acquire, whether by merger or consolidating with, or acquiring all or substantially all of the assets of, any other Person;

(ii)       grant, issue, sell or otherwise dispose of any of the Equity Securities of the Buyer or Merger Sub, including any Buyer Capital Stock;

(iii)      liquidate, dissolve, reorganize or otherwise wind up the business or operations of the Buyer or Merger Sub;

(iv)      purchase any Equity Securities of any Person;

(v)       amend or modify the Organizational Documents of the Buyer or Merger Sub;

(vi)      effect any recapitalization, reclassification, stock dividend, stock split or like change in the capitalization of the Buyer or Merger;

(vii)     engage in any new line of business;

(viii)    enter into any transaction with any Affiliate of the Buyer;

(ix)      (A) change any material Tax or accounting methods, policies or practices inconsistent with past practice, except as required by a change in GAAP or applicable Law, (B) make, revoke or amend any material Tax election, or (C) enter into any closing agreement affecting any material Tax liability;

(x)       create, incur, assume, guarantee or otherwise become liable with respect to any Indebtedness for borrowed money;

(xi)      amend, terminate (unless the counterparty is in default under the applicable Buyer Material Contract and such termination is permitted) or waive any material term under any Buyer Material Contract;

(xii)     declare, set aside or pay any dividend or any other distribution with respect to the Equity Interests of the Buyer or redeem or repurchase any Equity Interests of the Buyer (other than in accordance with the Buyer Stockholder Redemption at the Closing); or

(xiii)    agree or commit to do any of the foregoing.

(d)          Notwithstanding anything to the contrary set forth herein, the Hostess Entities shall be permitted to (i) declare, set aside and pay dividends during the Interim Period, (ii) pay the Toler Bonus pursuant to the Management LLC Merger Agreement and (iii) grant any Tranche 2 LTIP awards set forth on Section 4.11(h)(2) of the Disclosure Schedule that have not been granted as of the date hereof; provided, that any such awards under the LTIP that are to be paid at or in connection with the Closing shall be included in the Estimated LTIP Payment Amount; provided, however, that the Sellers shall cause the Hostess Companies to not distribute any Hostess Cash, pay any Hostess Cash dividend to its equityholders or incur any additional Rollover Indebtedness (other than interest that is accrued in the ordinary course of business) during the period commencing on 12:01 a.m. (Eastern time) on the Closing Date through the Closing.

Section 6.3.    Exclusivity.

(a)          During the Interim Period, the Sellers shall not, and shall cause the Hostess Entities and their respective Representatives not to, directly or indirectly, (i) enter into, knowingly solicit, initiate or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any Person or other entity or group, concerning any sale of any material assets of the Hostess Entities or any of the outstanding Hostess Securities or any conversion, consolidation, liquidation, dissolution or similar transaction involving the Hostess Entities other than with the Buyer and its Representatives (an “Alternative Transaction”), (ii) enter into any agreement regarding, continue or otherwise participate in any discussions regarding, or furnish to any Person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any Alternative Transaction or (iii) commence, continue or renew any due diligence investigation regarding any Alternative Transaction; provided that the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the Transactions shall not be deemed a violation of this Section 6.3. The Sellers shall, and shall cause their respective Affiliates and respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Alternative Transaction. If the Sellers, the Hostess Entities or any of their respective Representatives receives any inquiry or proposal with respect to an Alternative Transaction at any time prior to the Closing, then the Sellers shall promptly (and in no event later than 24 hours after the Sellers become aware of such inquiry or proposal) (A) advise the Buyer orally and in writing of such inquiry or proposal (including the identity of the Person making such inquiry or submitting such proposal, and the terms thereof), (B) provide the Buyer a copy of such inquiry or proposal, if in writing, and (C) notify such Person in writing that Sellers are subject to an exclusivity agreement with respect to the sale of the Hostess Entities that prohibits them from considering such inquiry or proposal. Without limiting the foregoing, the Parties agree that any violation of the restrictions set forth in this Section 6.3(a) by any of the Sellers or their respective Affiliates or Representatives shall be deemed to be a breach of this Section 6.3(a) by the Sellers.

(b)       During the Interim Period, the Buyer shall not, and shall cause its Affiliates and their respective Representatives not to, directly or indirectly, (i) enter into, knowingly solicit, initiate or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any Person or other entity or group, concerning any Business Combination Proposal, (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any Business Combination Proposal or (iii) commence, continue or renew any due diligence investigation regarding any Business Combination Proposal. The Buyer shall, and shall cause each of its Affiliates and their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Business Combination Proposal. If the Buyer, its Affiliates or any of their respective Representatives receives any inquiry or proposal with respect to a Business Combination Proposal at any time prior to the Closing, then the Buyer shall promptly (and in no event later than 24 hours after the Buyer becomes aware of such inquiry or proposal) (A) advise the Sellers’ Representative orally and in writing of such inquiry or proposal (including the identity of the Person making such inquiry or submitting such proposal, and the terms thereof) and (B) provide the Sellers’ Representative a copy of such inquiry or proposal, if in writing. Without limiting the foregoing, the Parties agree that any violation of the restrictions set forth in this Section 6.3(b) by any of the Buyer or its Affiliates or their respective Representatives shall be deemed to be a breach of this Section 6.3(b) by the Buyer.

Section 6.4.    Trust Account.  Upon satisfaction or waiver of the conditions set forth in Article VII and provision of notice thereof to the Trustee (which notice the Buyer shall provide to the Trustee in accordance with the terms of the Trust Agreement), (a) in accordance with and pursuant to the Trust Agreement, at the Closing, the Buyer (i) shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) shall use its commercially reasonable efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (A) pay as and when due all amounts payable to stockholders of the Buyer holding shares of the Buyer Class A Common Stock sold in the Buyer’s initial public offering who shall have previously validly elected to redeem their shares of Buyer Class A Common Stock pursuant to the Buyer Charter, and (B) immediately thereafter, pay all remaining amounts then available in the Trust Account in accordance with this Agreement and the Trust Agreement and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 6.5.    Publicity; Confidentiality.

(a)       The Sellers and the Buyer shall reasonably cooperate to (i) prepare and make a public announcement regarding the Transactions on the date hereof and (ii) create and implement a communications plan regarding the Transactions (the “Communications Plan”) promptly following the date hereof. Notwithstanding the foregoing, none of the Parties will make any public announcement or issue any public communication regarding this Agreement, the other Transaction Documents or the Transactions or any matter related to the foregoing, without the prior written consent of the Sellers, in the case of a public announcement by the Buyer, or the Buyer, in the case of a public announcement by the Sellers (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except (A) if such announcement or other communication is required by applicable Law or Order, in which case the disclosing Party shall, to the extent permitted by applicable Law or Order, first allow such other Parties to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, (B) in the case of the Sellers, the Buyer and their respective Affiliates, if such announcement or other communication is made in connection with fundraising or other investment related activities and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality, (C) to the extent provided for in the Communications Plan, internal announcements to employees of the Hostess Entities, (D) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 6.5(a), and (E) announcements and communications to Governmental Entities in connection with Filings or Permits relating to the Transactions required to be made under this Agreement.

(b)       The Buyer acknowledges that the information being provided to it in connection with the Transactions is subject to the Confidentiality Agreement, the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, (i) the obligations of confidentiality and limited use contained in the Confidentiality Agreement shall, without further action of any party to the Confidentiality Agreement, terminate with respect to information relating to the Hostess Entities and their respective businesses; and (ii) the restrictions contained in the Confidentiality Agreement regarding (A) soliciting and hiring directors, officers, managers or other employees of the Hostess Entities and (B) contacting customers and suppliers of the Hostess Entities, without further action of any party to the Confidentiality Agreement, terminate. The Buyer acknowledges that the Confidentiality Agreement shall remain in full force and effect in all other respects in accordance with its terms.

(c)       During the two-year period following the Closing, the Sellers will, and will cause their respective Affiliates and Representatives to, hold in confidence any and all information concerning any Hostess Entity that would have been considered “Information” under the Confidentiality Agreement had it been disclosed to the Buyer prior to the date hereof, mutatis mutandis, except to the extent that the Buyer would have been permitted to disclose such Information under the Confidentiality Agreement.

Section 6.6.    Proxy Statement.

(a)       As promptly as practicable following the execution and delivery of this Agreement, the Buyer shall, in accordance with this this Section 6.6, prepare and file with the SEC, in preliminary form, a proxy statement in connection with the Transactions (as amended or supplemented, the “Proxy Statement”) to be sent to the stockholders of the Buyer relating to the Buyer Stockholders Meeting, for the purpose of, among other things, soliciting proxies from holders of Buyer Capital Stock to vote at the Buyer Stockholders Meeting in favor of (i) the adoption of this Agreement and the approval of the Transactions, (ii) the issuance of the Buyer Class A Common Stock and the Buyer Class B Common Stock constituting the Stock Consideration, (iii) the amendment and restatement of the Buyer Charter in the form of the Buyer A&R Charter and (iv) any other proposals the Parties deem necessary or desirable to consummate the Transactions (collectively, the “Transaction Proposals”). The Proxy Statement will comply as to form and substance with the applicable requirements of the Exchange Act and the rules and regulations thereunder. The Buyer shall file the definitive Proxy Statement with the SEC and cause the Proxy Statement to be mailed to its stockholders of record, as of the record date to be established by the board of directors of the Buyer, within three Business Days of (A) in the event the preliminary Proxy Statement is not reviewed by the SEC, the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act, or (B) in the event the preliminary Proxy Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC.

(b)       Prior to filing with the SEC, the Buyer will make available to the Sellers drafts of the Proxy Statement and any other documents to be filed with the SEC, both preliminary and final, and any amendment or supplement to the Proxy Statement or such other document and will provide the Sellers with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. The Buyer shall not file any such documents with the SEC without the prior written consent of the Sellers (such consent not to be unreasonably withheld, conditioned or delayed). The Buyer will advise the Sellers promptly after it receives notice thereof, of (i) the time when the Proxy Statement has been filed, (ii) in the event the preliminary Proxy Statement is not reviewed by the SEC, the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act, (iii) in the event the preliminary Proxy Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC, (iv) the filing of any supplement or amendment to the Proxy Statement, (v) the issuance of any stop order by the SEC, (vi) any request by the SEC for amendment of the Proxy Statement, (vii) any comments from the SEC relating to the Proxy Statement and responses thereto or (viii) requests by the SEC for additional information. The Buyer shall promptly respond to any SEC comments on the Proxy Statement and shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC under the Exchange Act as soon after filing as practicable; provided, that prior to responding to any requests or comments from the SEC, the Buyer will make available to the Sellers drafts of any such response and provide the Sellers with a reasonable opportunity to comment on such drafts.

(c)       If at any time prior to the Buyer Stockholders Meeting there shall be discovered any information that should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Buyer shall promptly transmit to its stockholders an amendment or supplement to the Proxy Statement containing such information. If, at any time prior to the Closing, the Sellers discover any information, event or circumstance relating to the Business or the Hostess Entities or any of their respective Affiliates, officers, directors or employees that should be set forth in an amendment or a supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Sellers shall promptly inform the Buyer of such information, event or circumstance.

(d)       The Buyer shall make all necessary Filings with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws, and any rules and regulations thereunder.

(e)       The Sellers agree to promptly provide the Buyer with all information concerning the Business and the management, operations and financial condition of the Hostess Companies, in each case, reasonably requested by the Buyer for inclusion in the Proxy Statement. The Sellers shall cause the officers and employees of the Hostess Companies to be reasonably available to the Buyer and its counsel in connection with the drafting of the Proxy Statement and responding in a timely manner to comments on the Proxy Statement from the SEC.

Section 6.7.    Buyer Stockholders Meeting.  The Buyer shall, as promptly as practicable, establish a record date (which date shall be mutually agreed with the Sellers) for, duly call, give notice of, convene and hold a meeting of the Buyer’s stockholders (the “Buyer Stockholders Meeting”), for the purpose of obtaining the Buyer Stockholder Approval, which meeting shall be held not more than 45 days after the date on which the Buyer mails the Proxy Statement to its stockholders. The Buyer shall use its reasonable best efforts to obtain the Buyer Stockholder Approval, including by soliciting proxies as promptly as practicable in accordance with applicable Law for the purpose of seeking the Buyer Stockholder Approval. The Buyer shall, through its board of directors, recommend to its stockholders that they vote in favor of the Transaction Proposals (the “Buyer Board Recommendation”), and the Buyer shall include the Buyer Board Recommendation in the Proxy Statement. The board of directors of the Buyer shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Buyer Board Recommendation (a “Change in Recommendation”); provided, that the board of directors may make a Change in Recommendation if it determines in good faith, after consultation with its outside legal counsel, that a failure to make a Change in Recommendation would reasonably be expected to constitute a breach by the board of directors of its fiduciary obligations to the Buyer’s stockholders under applicable Law. The Buyer agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Buyer Stockholders Meeting for the purpose of seeking the Buyer Stockholder Approval shall not be affected by any Change in Recommendation, and the Buyer agrees to establish a record date for, duly call, give notice of, convene and hold the Buyer Stockholders Meeting and submit for the approval of its stockholders the matters contemplated by the Proxy Statement, regardless of whether or not there shall be any Change in Recommendation. Notwithstanding anything to the contrary contained in this Agreement, the Buyer shall be entitled to postpone or adjourn the Buyer Stockholders Meeting (a) to ensure that any supplement or amendment to the Proxy Statement that the board of directors of the Buyer has determined in good faith is required by applicable Law is disclosed to the Buyer’s stockholders and for such supplement or amendment to be promptly disseminated to the Buyer’s stockholders prior to the Buyer Stockholders Meeting, (b) if, as of the time for which the Buyer Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Buyer Class A Common Stock and Buyer Class F Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Buyer Stockholders Meeting or (c) by ten Business Days in order to solicit additional proxies from stockholders for purposes of obtaining the Buyer Stockholder Approval; provided, that in the event of a postponement or adjournment pursuant to clauses (a) or (b) above, the Buyer Stockholders’ Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved, and in no event shall the Buyer Stockholders’ Meeting be reconvened on a date that is later than five Business Days prior to the Outside Date.

Section 6.8.      Listing of Buyer Capital Stock.     The Buyer will use its reasonable best efforts to cause the shares of Buyer Class A Common Stock constituting the Stock Consideration to be approved for listing on the NASDAQ Capital Market as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the Closing. During the Interim Period, the Buyer shall use its reasonable best efforts to remain listed as a public company on the NASDAQ Capital Market.

Section 6.9.     Qualification as an Emerging Growth Company.    The Buyer shall, at all times during the Interim Period, (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the JOBS Act and (b) not take any action that would cause the Buyer to not qualify as an “emerging growth company” within the meaning of the JOBS Act.

Section 6.10.    Section 16 of the Exchange Act.  Prior to the Closing, the board of directors of the Buyer, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Buyer Class A Common Stock, in each case, pursuant to this Agreement and the other Transaction Documents by any officer or director of the Hostess Entities who is expected to become a “covered person” of the Buyer for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) shall be an exempt transaction for purposes of Section 16.

Section 6.11.    Expenses.      Except as otherwise expressly provided in this Agreement, whether or not the Transactions are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Merger Agreement and the consummation of the Transactions. Notwithstanding the immediately preceding sentence, the Buyer, on the one hand, and the Sellers, on the other hand, in accordance with each Seller’s Pro-Rata Share, shall each pay 50% of any filing fees required by Governmental Entities, including with respect to Filings or Permits required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions, including filing fees in connection with filings under the HSR Act or other Antitrust Laws.

Section 6.12.    Governmental Filings.

(a)       Subject to the terms and conditions of this Agreement and the other Transaction Documents, each of the Buyer and the Sellers shall, and the Sellers shall cause the Hostess Entities to, cooperate with each other and shall use (and cause their respective Subsidiaries to use) their reasonable best efforts to take or cause to be taken all actions, and do or cause to be done, and reasonably assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such Party or its Subsidiaries with respect to the Agreement or the other Transaction Documents and, subject to the conditions set forth in Section 7.3, to consummate the Transactions as soon as practicable.

(b)       Without limiting the generality of the foregoing clause (a), the Buyer and the Sellers shall, and the Sellers shall cause the Hostess Companies to, use their reasonable best efforts to each make an appropriate filing of a Notification and Report Form pursuant to the HSR Act within ten Business Days following the execution of this Agreement (unless otherwise agreed upon by the Parties in writing). The Buyer and the Sellers shall, and the Sellers shall cause the Hostess Companies to, supply as promptly as practicable any additional information or documentary material that may be requested pursuant to the HSR Act and shall take all other actions necessary to cause the expiration or termination of the applicable waiting periods as soon as practicable. The Buyer and the Sellers shall, and the Sellers shall cause the Hostess Companies to, respond as promptly as practicable to any additional requests for information, including requests for production of documents and production of witnesses for interviews, investigational hearings or depositions, made by the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission (the “Antitrust Authorities”) and take all other reasonable actions to obtain all applicable consents, approvals, clearances or waivers from the Antitrust Authorities. The Buyer shall exercise its reasonable best efforts, and the Sellers shall, and the Sellers shall cause the Hostess Companies to, cooperate fully with the Buyer, to prevent the entry in any Legal Proceeding brought by an Antitrust Authority or any other Governmental Entity of an Order that would prohibit, make unlawful or delay the consummation of the Transactions. Other than such Filings under the HSR Act, the filing of which shall be made in accordance with the first sentence of this Section 6.12(b), the Buyer and the Sellers will, and will cause the Hostess Entities to, as soon as reasonably practicable and in no event more than 60 days following the execution of this Agreement, prepare and file with each applicable Governmental Entity all Filings and requests for such Permits set forth on Section 6.12(b) of the Disclosure Schedule, which Filings and requests are necessary for the consummation of the Transactions in accordance with the terms of this Agreement. The Buyer and the Sellers will, and will cause the Hostess Entities to, diligently pursue and use their reasonable best efforts to obtain such Permits as soon as reasonably practical and will cooperate with each other in seeking such Permits. To such end, the Parties agree to make available the personnel and other resources of their respective organizations in order to obtain all such Permits. Each Party will promptly inform the other Parties of any material communication received by such Party from, or given by such Party to, any Governmental Entity from which any such Permit is required and of any material communication received or given in connection with any Legal Proceeding by a private party, in each case regarding any of the Transactions, and will permit the other Party to review any communication given by it to, and consult with each other in advance of any response to, or meeting or conference with, any such Governmental Entity or, in connection with any Legal Proceeding by a private party, with such other Person, and to the extent permitted by such Governmental Entity or other Person, give the other Party the opportunity to review such response and to attend and to participate in such meetings and conferences.

(c)       Each of the Sellers and the Buyer agrees to instruct its respective counsel to cooperate with each other and use their reasonable best efforts to facilitate and expedite the identification and resolution of any issues arising under any applicable Antitrust Laws at the earliest practicable dates. Said reasonable best efforts and cooperation include counsel’s undertaking (to the extent permitted by applicable Law and in each case regarding the Transactions and without waiving attorney-client or any other applicable privilege) to (i) furnish to each other’s counsel such reasonably necessary information and reasonable assistance as the other may request in connection with its preparation of any Filing or submission that is necessary under the HSR Act and any other applicable Antitrust Laws (except for sharing any Item 4(c) or Item 4(d) documents), and (ii) cooperate in the filing of any substantive memoranda, white papers, Filings, correspondence or other written or oral communications explaining or defending this Agreement or any of the Transactions or responding to requests or objects made by any Antitrust Authority or any Person. None of the Sellers or the Buyer or any of their respective Affiliates or counsel shall independently contact any Antitrust Authority or participate in any meeting or discussion (or any other communication by any means) with any Antitrust Authority in respect of any such filings, applications, investigation or other inquiry without giving, in the case of the Buyer and its Affiliates, the Sellers, and in the case of the Sellers and its Affiliates, the Buyer, where practicable, prior reasonable notice of the meeting or discussion, the opportunity to confer with each other regarding appropriate contacts with and responses to personnel of said Antitrust Authority, the opportunity to review and comment on the contents of any representations (oral or otherwise) expected to be communicated at the meeting or discussion, and, to the extent permitted by the relevant Antitrust Authority, the opportunity to attend and participate at the meeting or discussion (which, at the request of the Buyer or the Sellers, as applicable, shall be limited to outside antitrust counsel only).

(d)       During the Interim Period, to the extent reasonably and specifically requested by the Buyer and at the sole cost and expense of the Buyer, the Sellers shall, and shall cause the Hostess Entities to, use their reasonable best efforts to obtain any required consents and approvals of parties to Contracts with any Hostess Entity, and the Buyer shall cooperate with reasonable requests of the Sellers in connection with obtaining such Consents. The Buyer agrees that any Filings or Permits with or from any Governmental Entity are the responsibility of the Buyer, and that the Buyer shall take, or cause to be taken, all actions and to do, or cause to be done, all things required, necessary, proper or advisable to obtain such Filings or Permits with or from any Governmental Entity as are required, necessary, proper or advisable in connection with the consummation of the Transactions; provided, however, that at the Buyer’s expense, the Sellers shall, and shall cause the Hostess Entities to cooperate with reasonable requests of the Buyer in connection with obtaining such Filings or Permits. Without limiting the foregoing, from the date hereof through the Closing Date, the Buyer agrees that except as may be agreed in writing by the Sellers, the Buyer and its Affiliates shall not, and shall not permit any action, including entering into any transaction, which could reasonably be expected to impact the ability of the Parties to secure all required Filings or Permits with or from any Governmental Entity to consummate the Transactions, or take any action with any Governmental Entity relating to the foregoing, or agree, in writing or otherwise, to do any of the foregoing, in each case which could reasonably be expected to materially delay or prevent the consummation of the Transactions or result in the failure to satisfy any condition to consummation of the Transactions.

Section 6.13.  Transfer Taxes.     Notwithstanding any provision of this Agreement to the contrary, the Buyer, on the one hand, and the Sellers, on the other hand, in accordance with each Seller’s Pro-Rata Share, shall each pay 50% of any Transfer Taxes incurred in connection with this Agreement and the other Transaction Documents and the consummation of the Transactions, including Taxes directly attributable to the Management LLC Merger. The Sellers and the Buyer shall cooperate in timely making all Filings, Tax Returns, reports and forms as may be required to comply with the provisions of such Tax Laws.

Section 6.14.  Tax Matters.

(a)          Prior to the Closing Date, the AP Hostess LP shall cause AP Hostess Holdings to provide AP Hostess LP with the statement described in Treas. Reg. Section 1.897 2(h)(1)(i) to the effect that no Hostess Entity constitutes a U.S. real property interest as defined in Section 897(c) of the Code. Within 30 days of providing the statement to the Sellers’ Representative, as required by Treas. Reg. Section 1.897-2(h)(2), the Sellers shall cause AP Hostess Holdings, or, if after the Closing, the Buyer shall cause AP Hostess, Inc., to file with the IRS the notice described in Treas. Regs. Section 1.897-2(h), naming the Sellers’ Representative as the foreign interest holder requesting the statement, and shall furnish a copy of such filing to the Sellers’ Representative.

(b)          On or prior to the Closing Date, each Seller shall deliver to the Buyer (i) a properly prepared and executed certificate of non-foreign status under Treas. Reg. Section 1.1445-2(b)(2) and (ii) an IRS Form W-9 claiming a complete exemption from backup withholding.

(c)          The Buyer shall not make any election under Section 338 or 336(e) of the Code, or any similar provision of state or local law, with respect to the purchase of the Closing Hostess Securities.

(d)          The Sellers shall prepare, or cause to be prepared, and timely file, or cause to be timely filed, all Tax Returns of the Hostess Entities due on or before the Closing Date in accordance with past practice, except as otherwise required by Tax Law, and shall timely pay all Taxes shown as due and owing thereon. The Buyer shall prepare, or cause to be prepared, and timely file, or cause to be timely filed, all Tax Returns of the Hostess Entities for all periods that begin before and end on or prior to the Closing Date or which include the Closing Date, which are filed after the Closing Date.

(i)         At least 15 days prior to the date on which a non-Income Tax Return relating to a Pre-Closing Tax Period is due (taking into account any extensions of such due date), or such shorter period as is reasonable based on the filing deadline, the Buyer shall deliver to the Sellers’ Representative for its review and approval a draft of such Tax Return and a statement of the amount of Tax that is the responsibility of the Sellers pursuant to Section 6.14(f) and Section 9.2(a)(vi), and the Sellers shall pay such amount of Tax showing due on such Tax Returns and on any Income Tax Returns relating to a Pre-Closing Tax Period filed after the Closing Date to the Buyer no later than three days prior to the date that such Tax is due; provided, that each Seller’s obligation to pay such amounts shall be determined in accordance with its respective indemnification obligations under Section 9.2(a). The Sellers’ Representative’s approval of such Tax Returns shall not be unreasonably withheld, conditioned or delayed, provided that the Buyer accepts the reasonable written comments of the Sellers’ Representative made on a timely basis.

(ii)        The Buyer shall provide the Sellers’ Representative with a copy of any proposed Income Tax Return relating to a Pre-Closing Tax Period and any associated work papers at least 30 days prior to the filing of such Tax Return. The Buyer and the Sellers’ Representative shall use good faith efforts to resolve any dispute regarding such Income Tax Returns. If the Buyer and the Sellers’ Representative are unable to resolve any dispute arising pursuant to this Section 6.14, then they shall refer any disputes to the Independent Expert, whose determination shall be final and conclusive on the Parties, with the cost of such Independent Expert shared equally by the Buyer and the Sellers’ Representative. If the Independent Expert has not rendered its determination with respect to the preparation of any Tax Returns pursuant to this Section 6.14 by the due date of such Income Tax Returns (taking into account any extensions obtained), then such Income Tax Returns shall be filed in the manner reasonably determined by the Buyer and including any reasonable comments of the Sellers’ Representative and, if necessary, subsequently amended to conform with the decision of the Independent Expert.

(e)          The Buyer and the Sellers shall, and shall each cause its Affiliates to, provide to the other Party such cooperation and information, as and to the extent reasonably requested, in connection with preparing, reviewing and filing of any Tax Return, amended Tax Return or claim for refund, determining liabilities for Taxes or a right to refund of Taxes, or in conducting any audit or other action with respect to Taxes, in each case, at the expense of the requesting party. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with relevant accompanying schedules and relevant work papers, relevant documents relating to rulings and other determinations by Governmental Entities relating to Taxes, and relevant records concerning the ownership and Tax basis of property, which any such Party may possess. Each Party will retain all Tax Returns, schedules, work papers, and all material records and other documents relating to Tax matters of the Hostess Entities for the Tax period first ending after the Closing Date and for all prior Tax periods until the later of either (i) the expiration of the applicable statute of limitations (and, to the extent notice is provided with respect thereto, any extensions thereof) for the Tax periods to which the Tax Returns and other documents relate or (ii) eight years following the due date (without extension) for such Tax Returns. Thereafter, the Party holding such Tax Returns or other documents may dispose of them provided that such Party shall give to the other Party 30 days’ written notice of such disposal and providing the other Party with the opportunity to copy (at such other Party’s cost) such Tax Returns or other documents. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided.

(f)          (i) If a Hostess Entity is permitted, but not required, under applicable foreign, state or local Income Tax Laws to treat the Closing Date as the last day of a taxable period, such day shall be treated as the last day of a taxable period; provided, that the Tax year of AP Hostess Holdings will end on the Closing Date.

(ii)      For all purposes of this Agreement, including this Section 6.14, Section 9.2 and for purposes of calculating Final Closing Working Capital:

(1)      Except as provided in Section 6.14(f)(ii)(2), any Taxes for a taxable period beginning before the Closing Date (the “Straddle Period”) and ending after the Closing Date with respect to any Hostess Entity shall be apportioned between the portion of the period ending on the Closing Date and the portion of the period commencing on the day immediately following the Closing Date, based on the actual operations of such Hostess Entity, as the case may be, by a closing of the books of such Hostess Entity, as if the

Closing Date were the end of a Tax year, and each such portion of such period shall be deemed to be a taxable period (whether or not it is in fact a taxable period), and taking into account any net operating losses, credit or deduction generated in the period (or portion of the period) ending on the Closing Date. For purposes of computing the Taxes attributable to the two portions of a taxable period pursuant to this Section 6.14(f)(ii)(1), the amount of any item that is taken into account only once for each taxable period (e.g., the benefit of graduated tax rates, exemption amounts, etc.) shall be allocated between the two portions of the period in proportion to the number of days in each portion.

(2)      In the case of any Taxes based on capitalization, debt or shares of stock authorized, issued or outstanding, or any real property, personal property or similar ad valorem Taxes that are payable for a taxable period that includes, but does not end on, the Closing Date, the portion of such Tax which relates to the portion of such taxable period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on (and including) the Closing Date and the denominator of which is the number of days in the entire taxable period.

(3)      For all purposes of this Agreement, and notwithstanding anything else in this Agreement (A) any deduction attributable to Hostess Transaction Costs, the payment of consulting fees, severance obligations, bonus obligations, “success fees” or bonuses payable to employees of a Hostess Entity, payments under the option plan, deferred unamortized financing fees, and the full amount of expenses described in Section 6.18 shall be allocated to the Pre-Closing Tax Period, (B) any Tax attributable to the making of an election under Section 338(g) or 336(e) of the Code (or similar provision under state or local Law) shall be allocated and payable solely by the Buyer and (C) any taxes attributable to any action taken by the Buyer or any Hostess Entity on the Closing Date after the Closing that is not in the ordinary course of business shall be allocated to the taxable period beginning after the Closing Date, except, in the case of clauses (A) and (C), as required by Law.

(4)      To the extent permitted by Law, the Buyer shall cause each Hostess Entity to carry back and apply any net operating loss, credit or deduction that has accrued or was incurred in any taxable period ended on or prior to the Closing Date to prior taxable years in a Pre-Closing Tax Period, and shall not make any election to carry forward such loss to a taxable period ending after the Closing Date. The Buyer shall promptly file any claim for a net operating loss carryback.

(iii)      To the extent not taken into account in determining the Final Closing Working Capital, the Buyer shall, or shall cause the Hostess Entities to, pay to each Seller, in accordance with such Seller’s Pro-Rata Share, the amount of any cash Tax refunds or credits of Taxes actually received by a Hostess Entity that arise with respect to any Pre-Closing Tax Period and the amount of any benefit of any overpayment actually received with respect to any Pre-Closing Tax Period that is applied in a taxable period (or portion thereof) beginning on or after the Closing Date (other than, in each case, refunds, credits or overpayments attributable to the carryback of losses, credits or similar items from a taxable period or portion thereof beginning on or after the Closing Date), in each case, net of any reasonable costs or Taxes incurred in connection therewith; provided, that the Buyer shall pay AP Hostess LP 100% of any Tax refund, credit or overpayment attributable to AP Hostess Holdings payable under this

Section 6.14(f)(iii). Such payments shall be made within 15 days of receipt of any such refund or credit or application of any such overpayment by the Buyer or the Hostess Entities. All other refunds and credits shall be retained by the Buyer. If any amount paid pursuant to this Section 6.14(f)(iii) shall subsequently be challenged successfully by any Taxing Authority, the Sellers shall repay to the Buyer such amount, together with any interest imposed thereon and any costs incurred by the Buyer or the Hostess Entities with respect to such challenge.

(g)       For U.S. federal Income Tax purposes, the Parties intend to treat the Stage One Merger and the Stage Two Merger, taken together, as a Tax-free reorganization under Section 368(a)(1)(A) of Code.

(h)       If a written notice of any Tax Proceeding with respect to any of the Hostess Entities is received by the Buyer or any of the Hostess Entities for which the Sellers could reasonably be expected to be liable pursuant to Section 9.2(a) (a “Tax Claim”), the notified party shall give the Sellers’ Representative prompt written notice of such Tax Claim; provided, that the failure by the applicable notified party to provide notice of such Tax Claim to the Sellers’ Representative shall not affect the rights or obligations of the Parties under this Agreement except to the extent the Sellers have been actually prejudiced as a result of such failure. After the Closing, upon the Sellers’ Representative’s delivery of notice to the Buyer within 30 days of the Sellers’ Representative’s receipt of written notice of such Tax Claim, the Sellers’ Representative shall have the right (at its option) to represent the interests of the applicable Hostess Entities in any Tax Claim relating to a Pre-Closing Tax Period (other than a Straddle Period); provided, however, that (i) the controlling party shall keep the non-controlling party reasonably informed and consult in good faith with the noncontrolling party with respect to any issue relating to such Tax Claim, (ii) the controlling party shall provide the non-controlling party with copies of all correspondence, notices and other written material received from any Governmental Entity with respect to such Tax Claim, (iii) the controlling party shall provide the non-controlling party with a copy of, and an opportunity to review and comment on, all submissions made to a Governmental Entity in connection with such Tax Claim and (iv) the controlling party may not agree to a settlement or compromise thereof without the prior written consent of the noncontrolling party, which consent shall not be unreasonably withheld, conditioned or delayed. If (A) the Sellers’ Representative fails to notify the Buyer of its election to control such a Tax Claim within 30 days following receipt by the Sellers’ Representative of a notice of such Tax Claim or (B) such Tax Claim relates to a Straddle Period, the Buyer shall control such Tax Claim, subject to the foregoing proviso. In the event of a conflict between the provisions of this Section 6.14(h), on the one hand, and the provisions of Section 9.4, on the other, the provisions of this Section 6.14(h) shall control.

(i)        Any U.S. federal Income Tax Return for a taxable period ending on or including the Closing Date for a Hostess Entity that is properly characterized for U.S. federal income Tax purposes as a partnership shall include (and shall not rescind) a valid election under Section 754 of the Code (and under applicable state and local Tax Law) that is effective for the taxable year that includes the Closing Date.

Section 6.15.  Subscription Agreements.

(a)       The Buyer shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacements of, the Subscription

Agreements in a manner materially adverse to the Sellers. The Buyer shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Subscription Agreements and using its commercially reasonable efforts to (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to the Buyer in the Subscription Agreements and otherwise comply with its obligations thereunder, (ii) in the event that all conditions in the Subscription Agreements (other than conditions that the Buyer or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate transactions contemplated by the Subscription Agreements at or prior to Closing and (iii) enforce its rights under the Subscription Agreements in the event that all conditions in the Subscription Agreements (other than conditions that the Buyer or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable Co-Investors to contribute to the Buyer the applicable portion of the Co-Investor Amount set forth in the Subscription Agreements at or prior to the Closing. Without limiting the generality of the foregoing, the Buyer shall give the Sellers, prompt (and, in any event within three Business Days) written notice: (A) of any amendment to any Subscription Agreement (together with a copy of such amendment), (B) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Subscription Agreement known to the Buyer; (C) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement and (D) if the Buyer does not expect to receive all or any portion of the Co-Investor Amount on the terms, in the manner or from the sources contemplated by the Subscription Agreements. The Subscription Agreements contain all of the conditions precedent to the obligations of the Co-Investors to contribute to the Buyer the applicable portion of the Co-Investor Amount set forth in the Subscription Agreements on the terms therein.

(b)       The Buyer shall use its commercially reasonable efforts to cause the Co-Investors to contribute the Co-Investor Amount at or prior to the Closing if all conditions set forth in the applicable Subscription Agreement have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing and other than conditions that the Buyer or any of its Affiliates control the satisfaction of). The Buyer shall use its commercially reasonable efforts to take, or cause to be taken, all actions required to obtain the Co-investor Amount contemplated by the Subscription Agreements, including enforcing the rights of the Buyer under the Subscription Agreements.

Section 6.16.  Release.

(a)       Effective upon and following the Closing, the Buyer, on its own behalf and on behalf of each Hostess Entity and each of their respective Affiliates and Representatives, generally, irrevocably, unconditionally and completely releases and forever discharges each Seller, each of their respective Affiliates and each of their and their respective Affiliates’ respective Related Parties, and each of their respective successors and assigns and each of their respective Related Parties (collectively, the “Seller Released Parties”) from all disputes, claims,

Losses, controversies, demands, rights, liabilities, actions and causes of action of every kind and nature, whether known or unknown, arising from any matter concerning any Hostess Entity occurring prior to the Closing Date (other than as contemplated by this Agreement, including with respect to Article IX hereof), including for controlling equityholder liability or breach of any fiduciary duty relating to any pre-Closing actions or failures to act by the Seller Released Parties; provided, however, that nothing in this Section 6.16 shall release the Seller Released Parties from their obligations under this Agreement or the other Transaction Documents.

(b)        Effective upon and following the Closing, each Seller, on its own behalf and on behalf of each of their respective Affiliates and Representatives, generally, irrevocably, unconditionally and completely releases and forever discharges the Buyer and each Hostess Entity, each of their respective Affiliates and each of their and their respective Affiliates’ respective Related Parties, and each of their respective successors and assigns and each of their respective Related Parties (collectively, the “Buyer Released Parties”) from all disputes, claims, Losses, controversies, demands, rights, liabilities, actions and causes of action of every kind and nature, whether known or unknown, arising from any matter concerning any Hostess Entity occurring prior to the Closing Date (other than as contemplated by this Agreement, including with respect to Section 6.18 and Article IX hereof); provided, however, that nothing in this Section 6.16 shall release the Buyer Released Parties from their obligations (i) under this Agreement or the other Transaction Documents or (ii) with respect to any salary, bonuses, vacation pay or employee benefits accrued pursuant to a Benefit Plan in effect as of the date of this Agreement or any expense reimbursement pursuant to a policy of the Hostess Entities in effect as of the date of this Agreement and consistent with past practice.

Section 6.17.  Further Actions.

(a)        Subject to the terms and conditions of this Agreement, the Buyer and each of the Sellers agree to use their reasonable best efforts (except where a different efforts standard is specifically contemplated by this Agreement, in which case such different standard shall apply) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Transactions.

(b)        Subject to the terms and conditions of this Agreement, at any time and from time to time after the Closing, at a Party’s request and without further consideration, the other Parties shall execute and deliver to such requesting Party such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions as required in order to consummate the Transactions.

(c)        From the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Closing, the Sellers shall give prompt notice to the Buyer, and the Buyer shall give prompt notice to the Sellers, of (i) any notice or other communication received by such Party from any Governmental Entity in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (ii) any actions, suits, claims, investigations or other Legal Proceedings commenced or threatened against, relating to or involving or otherwise affecting such Party or its Subsidiaries which relate to the Transactions, (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, has caused any representation or warranty made by such party contained in this Agreement to be untrue or inaccurate, and (iv) any failure of such Party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder. For the avoidance of doubt, the delivery of any notice pursuant to this Section 6.17(c) shall not (A) cure any breach of, or non-compliance with, any other provision of this Agreement, (B) limit the remedies available to the Party receiving such notice, or (C) constitute an acknowledgment or admission of breach of this Agreement.

Section 6.18.  D&O Indemnification and Insurance.

(a)        The Buyer agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of any Hostess Entity (each, together with such person’s heirs, executors or administrators, a “D&O Indemnified Party”), as provided in their respective Organizational Documents or in any indemnification agreement with a Hostess Entity set forth on Section 6.18(a) of the Disclosure Schedule shall survive the Closing and shall continue in full force and effect. For a period of six years from the Closing Date, the Buyer shall cause the Hostess Entities to maintain in effect the exculpation, indemnification and advancement of expenses provisions of such Hostess Entity’s Organizational Documents as in effect immediately prior to the Closing Date or in any indemnification agreements of each Hostess Entity with any D&O Indemnified Party as in effect immediately prior to the Closing Date, and the Buyer shall, and shall cause the Hostess Entities to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim. From and after the Closing Date, the Buyer shall cause the Hostess Entities to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.18 without limit as to time.

(b)        The Sellers shall cause the Hostess Entities to obtain prior to the Closing Date fully-paid six-year “tail” insurance policies (the “D&O Tail”) with respect to directors’ and officers’ liability insurance of the type and with the amount of coverage no less favorable than those of the directors’ and officers’ liability insurance maintained as of the date hereof by the Hostess Entities (the “Current Policies”), and with such other terms as are no less favorable in the aggregate than those in the Current Policies. The Buyer shall cause the Hostess Entities to maintain the D&O Tail in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Hostess Entities, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 6.18(b).

(c)        The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Organizational Documents of any Hostess Entity, any other indemnification arrangement, any Law or otherwise. The provisions of this Section 6.18 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 6.18.

(d)        In the event the Buyer, any Hostess Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Buyer, such Hostess Entity shall assume the obligations set forth in this Section 6.18.

Section 6.19.  Rollover Credit Agreements.

(a)        The Sellers shall take such actions, including by causing the applicable Hostess Entities to take such actions, as are reasonably necessary to ensure that the Transactions will satisfy the requirements of a Permitted Change in Control under each Rollover Credit Agreements, including (i) delivering the notices required by clause (f) of the definition Permitted Change in Control at least 15 days prior to the Closing Date, (ii) facilitating delivery of “know-your-customer” information relating to the Buyer that has been requested by the administrative agents under the Rollover Credit Agreements pursuant to clause (g) of the definition of Permitted Change in Control and (iii) delivering the certificates required by clause (h) of the definition of Permitted Change in Control. The Buyer shall use commercially reasonable efforts to cooperate with and assist the Sellers in connection with the foregoing and shall provide the Sellers and their Representatives with any readily available financial information relevant to the occurrence of a Permitted Change in Control under each of the Rollover Credit Agreements, and execute any documents relevant to the occurrence of a Permitted Change in Control under each of the Rollover Credit Agreements, in each case, that is reasonably requested by the Sellers in connection with the foregoing, all at Sellers’ sole cost and expense; provided, that notwithstanding the foregoing, nothing in this Agreement (including this Section 6.19(a)) shall require any such cooperation to the extent that it would require the Buyer or any of its Related Parties to (A) incur any cost, expense or other liability or give any indemnities, (B) take any action that conflicts with or violates its Organizational Documents, any Contract to which it is a party or any applicable Laws or (C) approve any debt financing or enter into any agreement or deliver any document or instrument relating to any debt financing.

(b)        Simultaneously with the Closing (i) the Buyer shall contribute the Deleveraging Amount to Hostess Holdings, (ii) immediately thereafter, the Buyer shall cause Hostess Holdings to contribute the Deleveraging Amount to New Hostess Holdco, (iii) immediately thereafter, the Buyer shall cause New Hostess Holdco to contribute the Deleveraging Amount to Hostess Holdco, (iv) immediately thereafter, the Buyer shall cause Hostess Holdco to contribute the Deleveraging Amount to HB Holdings, LLC, (v) immediately thereafter, the Buyer shall cause HB Holdings, LLC to contribute the Deleveraging Amount to Hostess Brands and (vi) immediately thereafter, the Buyer shall cause Hostess Brands to pay to the lenders under the Rollover Credit Agreements an amount equal to (A) the Deleveraging Amount, plus (B) the Estimated Hostess Cash in excess of $7,500,000, as a partial repayment of the outstanding Rollover Indebtedness. Prior to the Closing, at the request of the Buyer, the Sellers will deliver, or will cause the applicable Hostess Entity to deliver, prepayment notices under the Rollover Credit Agreements in respect of the payments to be made pursuant to clause (vi) of the previous sentence, which prepayment notices may be conditional in accordance with the terms of the Rollover Credit Agreements.

Section 6.20.  Aircraft Lease. At or prior to the Closing, the Sellers shall, and shall cause the Hostess Entities, to (a) terminate all Contracts and other arrangements involving the lease of any aircraft by or to any of the Hostess Entities and (b) deliver to the Buyer evidence reasonably satisfactory to the Buyer that all of such Contracts and other arrangements have been terminated without any liability or obligation on any Hostess Entity following the Closing, including the payment and satisfaction of any liabilities and obligations due thereunder; provided, that in the event such Contracts or other arrangements have not been terminated as of the Closing, all liabilities and obligations due thereunder as of the Closing shall be deemed Hostess Transaction Expenses.

Section 6.21.  Board of Directors. The Parties shall use commercially reasonable efforts to ensure that board of directors of the Buyer at the Closing shall be comprised of seven members, consisting of (a) C. Dean Metropoulos, (b) one director to be designated by Apollo Global Management, (c) one director to be designated by Gores Sponsor LLC, (iii) the three current independent directors of the Buyer and (d) one independent director to be mutually selected by the Parties.

Section 6.22.  Section 280G Approval. As soon as reasonably practicable following the date hereof, but in no event later than five Business Days prior to the Closing Date, AP Hostess Holdings shall (a) solicit, and use commercially reasonable efforts to secure, from each Person who has a right to any payments and/or benefits or potential right to any payments and/or benefits as a result of or in connection with the transactions contemplated herein that would be deemed to constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder (“Section 280G”)) a waiver of such Person’s rights to any such payments and/or benefits, including any potential payments and/or benefits (the “Waived 280G Benefits”) applicable to such Person so that all remaining payments and/or benefits applicable to such Person shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G); and (b) if a waiver of Section 280G is obtained, solicit, and use commercially reasonable efforts to secure, at least three Business Days prior to the Closing Date, the approval of its stockholders, to the extent and in the manner required under Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code and the regulations promulgated thereunder, in order to pay any Waived 280G Benefits. AP Hostess Holdings shall provide drafts of such waivers and such stockholder approval materials, including disclosure documents, to the Buyer for its review and comment at least three Business Days prior to obtaining such waivers and soliciting such approval. None of the Waived 280G Benefits shall be made if they are not approved by the stockholders of AP Hostess Holdings as contemplated above. Prior to the Closing Date, AP Hostess Holdings shall deliver to the Buyer evidence that a vote of its stockholders was solicited in accordance with the provisions of this Section 6.22 and that either (i) the requisite number of stockholder votes was obtained with respect to the Waived 280G Benefits (the “280G Approval”); or (ii) that the 280G Approval was not obtained, and, as a consequence, the Waived 280G Benefits have not been and shall not be made or provided.

ARTICLE VII

CLOSING CONDITIONS

Section 7.1.  The Buyer’s Conditions to Closing. The obligation of the Buyer to consummate the Transactions shall be subject to fulfillment at or prior to the Closing of the following conditions, any one or more of which may be waived in writing by the Buyer:

(a)          Representations and Warranties.

(i)        The Fundamental Representations of the Sellers shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Hostess Material Adverse Effect” or any similar limitation contain herein) as of the Closing Date as though made on and as the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and

(ii)        all other representations and warranties of the Sellers set forth in Article III and Article IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Hostess Material Adverse Effect” or any similar limitation contained herein) as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of the Sellers to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a Hostess Material Adverse Effect.

(b)          Compliance with Agreements. The covenants, agreements and obligations required by this Agreement to be performed and complied with by the Sellers at or prior to the Closing shall have been performed and complied with in all material respects at or prior to the Closing.

(c)          Certificates. The Sellers’ Representative shall execute and deliver to the Buyer, on behalf of the Sellers, a certificate executed by the Sellers’ Representative, dated as of the Closing Date, stating that the conditions specified in Section 7.1(a), Section 7.1(b) and Section 7.1(f) have been satisfied, and the Hostess Companies shall execute and deliver to the Buyer a certificate, reasonably acceptable to the Buyer in form and substance, executed by an authorized representative of each Hostess Company stating that such Hostess Company is not, and during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code has not been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code).

(d)          Documents. The Sellers shall have delivered to the Buyer or shall stand ready to deliver all of the certificates, instruments, Contracts and other documents specified to be delivered by it hereunder, including a fully executed IRS Form W-9 for each Seller and copies of the documents to be delivered by the Sellers pursuant to Section 2.4(c), duly executed by the Sellers and the Hostess Companies, as applicable.

(e)          Resignations. Each member of the board of directors of Hostess GP shall have executed and delivered to Hostess GP and the Buyer a letter of resignation resigning as a member of the board of directors of Hostess GP.

(f)          No Material Adverse Effect. From the date hereof through the Closing Date, there shall not have occurred any event, change, circumstance, effect, occurrence, condition, state of facts or development that would, individually or in the aggregate, reasonably be expected to result in a Hostess Material Adverse Effect.

(g)          No Legal Proceedings. There shall not be instituted, pending or threatened in writing any Legal Proceeding initiated by any Governmental Entity challenging or seeking to make illegal or otherwise directly or indirectly restrain or prohibit the consummation of the Transactions.

(h)          Rollover Credit Agreements. The consummation of the Transactions on the Closing Date shall have satisfied the requirements of a Permitted Change in Control ((i) other than (A) the requirements set forth in clauses (d), (e) (to the extent within the control of the Buyer or its Affiliates) and (g) of the definition thereof and (B) requirements that by their nature are to be satisfied by actions taken on the Closing Date and (ii) assuming the application of the Deleveraging Amount and the Estimated Hostess Cash as set forth in Section 6.19(b)) and, as of the Closing Date, no Rollover Credit Agreement Default shall have occurred and be continuing.

(i)           Required Funds. The funds contained in the Trust Account, together with the Co-Investor Amount and the CDM Rollover Amount, shall equal or exceed the Buyer’s Required Funds.

Section 7.2.    The Sellers’ Conditions to Closing. The obligation of the Sellers to consummate the Transactions shall be subject to fulfillment at or prior to the Closing of the following conditions, any one or more of which may be waived in writing by the Sellers:

(a)          Representations and Warranties.

(i)        The Fundamental Representations of the Buyer shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation contain herein) as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and

(ii)        all other representations and warranties of the Buyer set forth in Article V hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation contained herein) as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of the Buyer to be so true and correct, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the consummation of any of the Transactions.

(b)          Compliance with Agreements. The covenants, agreements and obligations required by this Agreement to be performed and complied with by the Buyer at or prior to the Closing shall have been performed and complied with in all material respects at or prior to the Closing.

(c)          Certificates. The Buyer shall execute and deliver to the Sellers a certificate executed by an authorized officer of the Buyer, dated as of the Closing Date, stating that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d)        Documents. The Buyer shall have delivered or shall stand ready to deliver all of the certificates, instruments, Contracts and other documents specified to be delivered by it hereunder, including copies of the documents to be delivered by the Buyer pursuant to Section 2.4(b), duly executed by the Buyer and Merger Sub, as applicable.

(e)        Buyer A&R Charter. The Buyer Charter shall be amended and restated in the form of the Buyer A&R Charter.

(f)        Listing of Stock Consideration. The Buyer Class A Common Stock to be issued as Stock Consideration shall have been approved for listing on the NASDAQ Capital Market.

(g)        Required Funds. The funds contained in the Trust Account, together with the Co-Investor Amount and the CDM Rollover Amount, shall equal or exceed the Sellers’ Required Funds.

(h)        Trust Account. (i) The Buyer shall have made all necessary arrangements with the Trustee to cause the Trustee to disburse all of the funds contained in the Trust Account available to the Buyer to be released to the Buyer at the Closing; (ii) all of such funds in the Trust Account available to the Buyer shall be released to the Buyer for payment of the Closing Cash Payment Amount, the Buyer Transaction Costs, the Estimated Hostess Transaction Costs and the Estimated LTIP Amount, and contribution of the Deleveraging Amount; and (iii) there shall be no Legal Proceeding pending or threatened by any Person (not including the Sellers and their Affiliates) with respect to or against the Trust Account that would reasonably be expected to have a material adverse effect on the Buyer’s ability to perform its obligations hereunder.

Section 7.3.    Mutual Conditions to Closing. The respective obligations of the Buyer and the Sellers to consummate the Transactions shall be subject to fulfillment at or prior to the Closing of the following conditions, any one or more of which may be waived by mutual written agreement of the Buyer and the Sellers:

(a)        Governmental Approvals. All applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated, and the Parties will have received or have been deemed to have received all other necessary pre-closing authorizations, consents, clearances, waivers and approvals of all Governmental Entities in connection with the execution, delivery and performance of this Agreement, the Merger Agreement and the Transactions.

(b)        Absence of Orders. No provision of any applicable Law prohibiting, enjoining, restricting or making illegal the consummation of the Transactions shall be in effect and no temporary, preliminary or permanent restraining Order enjoining, restricting or making illegal the consummation of the Transactions will be in effect.

(c)        Buyer Stockholder Approval. The Buyer Stockholder Approval shall have been duly obtained in accordance with the DGCL, the Buyer’s Organizational Documents, and the NASDAQ rules and regulations.

ARTICLE VIII

TERMINATION

Section 8.1.    Grounds for Termination.

This Agreement may be terminated:

(a)        by either the Buyer or, upon notice from the Sellers’ Representative to the Buyer, the Sellers (provided that the terminating Party is not then in breach of any representation, warranty, covenant or other agreement contained in this Agreement such that the conditions to Closing set forth in Section 7.1(a), Section 7.1(b), Section 7.2(a), Section 7.2(b), Section 7.3(a) or Section 7.3(b), as applicable, would not have been satisfied) if the Closing shall not have occurred by November 30, 2016 (the “Outside Date”);

(b)        by the Buyer if (i) there exists a breach of any representation or warranty of the Sellers contained in this Agreement such that the closing condition set forth in Section 7.1(a) would not be satisfied or (ii) the Sellers shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Sellers such that the Closing condition set forth in Section 7.1(b) would not be satisfied; provided, that (A) the Buyer shall not be entitled to terminate this Agreement pursuant to this Section 8.1(b) unless, in the case of (i) or (ii), the Sellers have not cured such breach by the date that is 30 days after the date that the Sellers receive written notice of such breach from the Buyer (or such lesser period remaining prior to the date that is one day prior to the Outside Date); and (B) the Buyer shall not be entitled to terminate this Agreement pursuant to this Section 8.1(b) if, at the time of such termination, the Buyer is in breach of any representation, warranty, covenant or other agreement contained in this Agreement in a manner such that the conditions to Closing set forth in Section 7.2(a) or Section 7.2(b), as applicable, would not have been satisfied;

(c)        by the Sellers, upon notice from the Sellers’ Representative to the Buyer, if (i) there exists a breach of any representation or warranty of the Buyer contained in this Agreement such that the closing condition set forth in Section 7.2(a) would not be satisfied or (ii) the Buyer shall have breached any of the covenants or agreements contained in this Agreement and the other Transaction Documents to be complied with by the Buyer such that the closing condition set forth in Section 7.2(b) would not be satisfied; provided, that (A) the Sellers shall not be entitled to terminate this Agreement pursuant to this Section 8.1(c) unless, in the case of (i) or (ii), the Buyer has not cured such breach by the date that is 30 days after the date that the Buyer receives written notice of such breach from the Sellers (or such lesser period remaining prior to the date that is one day prior to the Outside Date); and (B) the Sellers shall not be entitled to terminate this Agreement pursuant to this Section 8.1(c) if, at the time of such termination, the Sellers are in breach of any representation, warranty, covenant or other agreement contained in this Agreement in a manner such that the conditions to Closing set forth in Section 7.1(a) or Section 7.1(b), as applicable, would not have been satisfied;

(d)        by either the Buyer or, upon notice from the Sellers’ Representative to the Buyer, the Sellers if (i) there shall be in effect a final, nonappealable Order prohibiting, enjoining, restricting or making illegal the Transactions or (ii) at the Buyer Stockholders Meeting (including any adjournments thereof) the Buyer Stockholder Approval is not obtained; or

(e)        at any time prior to the Closing Date by mutual written agreement of the Buyer and the Sellers.

Section 8.2.    Effect of Termination. Termination of this Agreement pursuant to Section 8.1 shall terminate all obligations of the Parties, except for the obligations under Section 6.5, Section 6.11, Article X and the Confidentiality Agreement; provided, however, that termination pursuant to Section 8.1 shall not relieve a defaulting or breaching Party (whether or not the terminating Party) from any liability to the other Party resulting from any intentional default or intentional breach hereunder unless, with respect to a termination pursuant to Section 8.1, the Parties have expressly waived such defaulting or breaching Party from any liability resulting from any such default or breach hereunder.

ARTICLE IX

INDEMNIFICATION

Section 9.1.    Survival.

(a)        Except as otherwise set forth in this Section 9.1(a), all representations and warranties contained in this Agreement shall survive the Closing for a period of 12 months from the Closing. The representations and warranties contained in Section 3.1 (Organization and Existence), Section 3.2 (Authority and Enforceability), Section 3.5 (Capitalization), Section 3.6 (Brokers), Section 4.2 (Capitalization of the Hostess Companies), Section 4.27 (Brokers), Section 5.1 (Organization and Existence), Section 5.2 (Authority and Enforceability), Section 5.4 (Capitalization) and Section 5.22 (Brokers) (collectively, the “Fundamental Representations”) shall survive the Closing until the fifth anniversary of the Closing Date, and the representations and warranties contained in Section 4.15 (Taxes) (the “Tax Representations”) shall survive the Closing until the date which is 30 days after the expiration of the applicable statute of limitations with respect to such Tax matters (including any extensions thereof).

(b)        The covenants and agreements contained in this Agreement that by their terms do not contemplate performance after the Closing shall not survive the Closing. The covenants and agreements contained in this Agreement that by their terms contemplate performance after the Closing Date shall survive the Closing in accordance with their terms until such covenants and agreements are fully performed or fulfilled.

(c)        The period for which a representation or warranty, covenant or agreement survives the Closing is referred to herein as the “Applicable Survival Period.” In the event notice of a claim for indemnification under Section 9.2 or Section 9.3 is given within the Applicable Survival Period, the representation or warranty, covenant or agreement that is the subject of such indemnification claim shall survive with respect to such claim until such claim is finally resolved.

Section 9.2.    Indemnification by the Sellers.

(a)        Subject to the limitations set forth herein, after the Closing, each of the Sellers shall severally, but not jointly, compensate, reimburse, indemnify, hold harmless and defend the Buyer against, and shall hold the Buyer, its Representatives and its Affiliates

(including the Hostess Companies), each of their respective Related Parties, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Buyer Indemnitees”) harmless from, any loss, liability, claim, charge, action, suit, proceeding, assessed interest, penalty, damage, Tax or cost or expense (including reasonable legal, accounting and other costs and expenses of professionals) (collectively, “Losses”) resulting from, arising out of, or incurred by such Buyer Indemnitee in connection with, or otherwise with respect to: (i) any failure of any representation or warranty of such Seller contained in Article III to be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date, except that any such representations or warranties which by their express terms are made solely as of a specified earlier date shall be true and correct only as of such specified earlier date; (ii) any failure of any representation or warranty of the Sellers contained in Article IV to be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date, except that any such representations or warranties which by their express terms are made solely as of a specified earlier date shall be true and correct only as of such specified earlier date; (iii) any breach of the covenants or agreements of such Seller contained in this Agreement, (iv) any breach of the covenants or agreements of the Hostess Entities in respect of covenants and agreements contained in this Agreement that are required to be performed prior to or contemporaneously with the Closing, (v) any Hostess Transaction Costs or LTIP Payment Amounts that remain unpaid as of Closing and for which any Hostess Entity remains liable (in each case, to the extent not included in determining the Closing Working Capital Adjustment Amount or as part of the Final Hostess Transaction Costs or the Final LTIP Payment Amount, respectively, in accordance with Section 2.5), (vi) (A) any Taxes (or the non-payment thereof) of the Hostess Entities for any Pre-Closing Tax Period, (B) any Taxes imposed on any of the Hostess Entities for Taxes of any Person by reason of being a transferee or successor to such Person prior to the Closing Date, pursuant to Treas. Reg. Section 1.1502-6 (or comparable provision under any other applicable Law) by reason of being affiliated with such Person prior to the Closing or any Contract entered into by any of the Hostess Entities prior to the Closing or (C) the failure of any representations and warranties with respect to Taxes to be true and correct in all respects or the breach or non-performance of any covenant or agreement with respect to Taxes by any of the Hostess Entities prior to the Closing, or by the Sellers or the Sellers’ Representative, in each case to the extent not taken into account in determining the Closing Working Capital Adjustment Amount in accordance with Section 2.5 or paid pursuant to Section 6.14), (vii) any inaccuracy in the Allocation Schedule and (viii) the matter referred to in Schedule E hereto (the “Specified Matter”); provided, that any indemnification obligations of the Sellers pursuant to this Section 9.2(a)(ii), (iv), (v), (vi), (vii), and (viii) shall be satisfied by the Sellers in accordance with their respective Pro-Rata Shares; provided, further, that (A) AP Hostess LP shall pay 100% of any indemnification obligations arising under Section 9.2(a)(vi) with respect to Taxes imposed on AP Hostess Holdings, (B) only the Seller(s) that benefit from any inaccuracy in the Allocation Schedule shall be responsible for any indemnification obligations arising under Section 9.2(a)(vii), and in such case, shall be responsible for such indemnification obligations in proportion to the benefit accruing to such Seller(s) and (C) the Buyer shall have no right to bring a claim for indemnification arising with respect to the Specified Matter other than pursuant to Section 9.2(a)(viii).

(b)        Subject to Section 9.2(c), no Seller shall be liable for any Loss or Losses unless the claim for such Loss or Losses is brought within the Applicable Survival Period. No Seller shall be liable for any Loss or Losses if such Loss or Losses arise from a failure of a representation or warranty of a Seller to be true and correct, other than a Loss or Losses arising from a failure of any Fundamental Representation or a Tax Representation to be true and correct, unless and until the amount of Losses arising from any matter or series of matters relating to the same underlying fact, circumstance, action or event exceeds $300,000 (“Covered Losses”). No Seller shall be liable for any Loss or Losses if such Loss or Losses arise from a failure of a representation or warranty of a Seller to be true and correct, other than a Loss or Losses arising from a failure of any Fundamental Representation to be true and correct, unless and until the aggregate amount of all Covered Losses incurred by Buyer Indemnitees exceeds 0.75% of the Closing Cash Payment Amount (the “Deductible”), and then only to the extent that such Covered Losses exceed the Deductible; provided, however, that (i) the cumulative indemnification obligations of each Seller under Section 9.2(a)(i) or Section 9.2(a)(ii), other than with respect to any Loss or Losses arising from a failure of any Fundamental Representation or a Tax Representation to be true and correct, shall in no event exceed 7.5% of the Closing Cash Payment Amount actually received by such Seller pursuant to Article II, (ii) the cumulative indemnification obligations of the Sellers under Section 9.2(a)(viii) shall in no event exceed $12,000,000 in the aggregate (the “Specified Matter Cap”), (iii) the cumulative indemnification obligations of the Sellers under this Agreement shall in no event exceed the Closing Cash Payment Amount in the aggregate (the “Indemnity Cap”) and (iv) the cumulative indemnification obligations of each Seller under this Agreement shall in no event exceed the cash amount actually received by such Seller pursuant to Article II.

(c)        Within 20 calendar days of each Specified Matter Calculation Date, the Buyer will prepare, or cause to be prepared, and deliver to the Sellers’ Representative a statement (the “Specified Matter Statement”) setting forth the Buyer’s good faith estimate of the aggregate unsatisfied indemnification obligations of the Sellers pursuant to Section 9.2(a)(viii) with respect to the Specified Matter for the period from the Closing Date to such Specified Matter Calculation Date, taking into account all recoveries from insurance policies or any other Person alleged to be responsible for such Losses, any Tax benefits (to the extent such Tax benefits would be available to reduce such Losses pursuant to Section 9.6(c)) and any such Losses previously recovered pursuant to this Section 9.2(c) (the “Specified Matter Indemnification Amount”). Upon receipt from the Buyer, the Sellers shall have 30 days to review the Specified Matter Statement (the “Specified Matter Review Period”). At the request of the Sellers’ Representative, the Buyer (i) shall reasonably cooperate and assist, and shall cause its Subsidiaries, including the Hostess Entities, and each of their respective Representatives to reasonably cooperate and assist, the Sellers’ Representative and its Representatives in the review of the Specified Matter Statement (including by requesting their respective accountants to deliver to the Sellers’ Representative and its Representatives copies of their work papers relating to the Hostess Entities) and (ii) shall provide the Seller’ Representative and its Representatives with any information reasonably requested by the Sellers’ Representative that is necessary for its review of the Specified Matter Statement. If the Sellers’ Representative disagrees with the Buyer’s computation of the Specified Matter Indemnification Amount, the Sellers’ Representative shall, on or prior to the last day of the Specified Matter Review Period, deliver a written notice to the Buyer (the “Specified Matter Notice of Objection”) that sets forth the Sellers’ Representative’s objections to the Buyer’s calculation of the Specified Matter Indemnification Amount for such period. Upon receipt of a Specified Matter Notice of Objection, the Buyer and the Sellers’ Representative shall negotiate in good faith for a period of 30 days to agree upon the Specified Matter Indemnification Amount relating to such Specified

Matter Calculation Date, and if the Buyer and the Sellers’ Representative are unable to agree upon such Specified Matter Indemnification Amount, such dispute shall be resolved in accordance with Section 10.7. Within 60 calendar days following the final determination of any Specified Matter Indemnification Amount (either by agreement in accordance with this Section 9.2(c) or pursuant to a final and non-appealable judgment obtained in accordance with Section 10.7) (a “Specified Matter Payment Date”), each Seller shall pay such Seller’s Pro-Rata Share of the Specified Matter Indemnification Amount by wire transfer of immediately available funds in U.S. dollars to the account of Hostess Holdings designated by the Buyer; provided, that if the Specified Matter Payment Date falls between January 1 and the date that is 30 calendar days following the date on which the Buyer files its annual report on Form 10-K with the SEC for the preceding calendar year, the Specified Matter Payment Date shall be extended until the date that is 30 calendar days following the date on which the Buyer files its annual report on Form 10-K with the SEC for the preceding fiscal year. The Sellers’ Representative shall be permitted to instruct the Escrow Agent to release to each Seller, in accordance with the Escrow Agreement, the number of such Seller’s Specified Matter Escrow Shares as are necessary, in the Sellers’ Representative’s reasonable discretion, to fund such Seller’s portion of the Specified Matter Indemnification Amount. Notwithstanding anything herein to the contrary, the Buyer shall have no right to bring a claim for indemnification under Section 9.2(a)(viii) other than pursuant to a Specified Matter Statement delivered following each Specified Matter Calculation Date. Following the final Specified Matter Calculation Date and the final determination and payment of all Specified Matter Indemnification Amounts to the Buyer in accordance with this Section 9.2(c), the Buyer and the Sellers’ Representative shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release from the Specified Matter Escrow Account to each Seller the remaining portion of such Seller’s Specified Matter Escrow Shares, and thereafter all obligations of the Sellers under Section 9.2(a)(viii) shall terminate and cease to have any further force or effect. The indemnification obligations of the Sellers pursuant to Section 9.2(a)(viii) shall survive until the second anniversary of the Closing Date; provided, that in the event the Buyer makes a claim for indemnification pursuant to a Specified Matter Statement delivered to the Sellers’ Representative on or prior to 11:59 p.m. Eastern time on the day that is 20 days following the second anniversary of the Closing Date, any indemnification claim contained in such Specified Matter Statement shall survive until such claim is finally resolved (either by agreement in accordance with this Section 9.2(c) or pursuant to a final and non-appealable judgment obtained in accordance with Section 10.7). Promptly following the delivery of the Specified Matter Statement for the second Specified Matter Calculation Date (and no later than five Business Days thereafter), the Buyer and the Sellers’ Representative shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release from the Specified Matter Escrow Account to each Seller 50% of the remaining portion of such Seller’s Specified Matter Escrow Shares, less such number of each Seller’s Specified Matter Escrow Shares as are necessary, in the Buyer’s reasonable discretion, to fund each Seller’s portion of any Specified Matter Indemnification Amount that has not been finally resolved in accordance with this Section 9.2(c).

(d)        Other than with respect to the Specified Matter, any payment required to be made by the Sellers pursuant to this Section 9.2 shall be made by wire transfer of immediately available funds in U.S. dollars to the account of Hostess Holdings designated in writing by the Buyer at least one Business Day prior to such transfer.

(e)        In addition to the limitations set forth in Section 9.2(b), no Seller shall be obligated to indemnify any Buyer Indemnitee under Section 9.2(a)(i) through Section 9.2(a)(iv) and Section 9.2(a)(vi)(C) with respect to any fact, event or action disclosed in the Disclosure Schedule, or any covenant or condition expressly waived in writing by the Buyer on or prior to the Closing.

(f)        The Buyer acknowledges and agrees that, should the Closing occur, its and each Buyer Indemnitee’s sole and exclusive remedy with respect to any and all matters arising out of, relating to or connected with this Agreement, the Hostess Entities and their respective assets and liabilities, the Transactions and the Closing Hostess Securities shall be pursuant to the indemnification provisions set forth in this Article IX; provided, that nothing contained herein shall operate to limit the liability of any Seller to the Buyer Indemnitees for fraud committed against the Buyer, with specific intent to deceive and mislead the Buyer, regarding the representations and warranties made herein or in any schedule, exhibit or certificate delivered pursuant hereto. For the avoidance of doubt, the limitations set forth in Section 9.2(b) shall not apply to any such fraud.

Section 9.3.    Indemnification by the Buyer.

(a)        Subject to the limitations set forth herein, after the Closing, the Buyer shall, and shall cause the Hostess Companies to, compensate, reimburse, indemnify, hold harmless and defend the Sellers against, and shall hold the Sellers and their respective Related Parties, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Seller Indemnitees”) harmless from, any Loss resulting from, arising out of, or incurred by such Seller Indemnitee in connection with, or otherwise with respect to, (i) any failure of any representation or warranty of the Buyer contained in Article V to be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date, except that any such representations or warranties which by their express terms are made solely as of a specified earlier date shall be true and correct only as of such specified earlier date; and (ii) any breach of the covenants or agreements of the Buyer contained in this Agreement.

(b)        Subject to Section 9.1(c), neither the Buyer nor any Hostess Company shall be liable for any Loss or Losses unless the claim for such Loss or Losses is brought within the Applicable Survival Period. Neither the Buyer nor any Hostess Company shall be liable for any Loss or Losses if such Loss or Losses arise from a failure of a representation or warranty of the Buyer to be true and correct, other than a Loss or Losses arising from a failure of any Fundamental Representation to be true and correct, unless such Loss or Losses are Covered Losses. Neither the Buyer nor any Hostess Company shall be liable for any Loss or Losses if such Loss or Losses arise from a failure of a representation or warranty of the Buyer to be true and correct, other than a Loss or Losses arising from a failure of any Fundamental Representation to be true and correct, unless and until the aggregate amount of all Covered Losses incurred by the Seller Indemnitees exceeds the Deductible, and then only to the extent that such Covered Losses exceed the Deductible; provided, however, that the cumulative indemnification obligations of the Buyer and the Hostess Companies under Section 9.3(a)(i), other than with respect to any Loss or Losses arising from a failure of any Fundamental Representation to be true and correct, shall in no event exceed 7.5% of the Closing Cash Payment Amount; provided, further, that the cumulative indemnification obligations of the Buyer and the Hostess Companies under this Agreement shall in no event exceed the Indemnity Cap.

(c)        The Buyer shall cause Hostess Holdings to make any payments required to be made pursuant to this Section 9.3 by wire transfer of immediately available funds to the account(s) designated in writing by the Sellers’ Representative at least one Business Day prior to such transfer.

(d)        In addition to the limitations set forth in Section 9.3(b), neither the Buyer nor any Hostess Company shall be obligated to indemnify any Seller Indemnitee under Section 9.3(a)(i) with respect to (i) any fact, event or action disclosed in the Buyer SEC Reports (excluding disclosures referred to in any “Risk Factors” contained therein) or (ii) any covenant or condition expressly waived in writing by the Sellers’ Representative or prior to the Closing.

(e)        The Sellers acknowledge and agree that, should the Closing occur, their and each Seller Indemnitee’s sole and exclusive remedy with respect to any and all matters arising out of, relating to or connected with this Agreement, the Hostess Entities and their respective assets and liabilities, the Transactions and the Closing Hostess Securities shall be pursuant to the indemnification provisions set forth in Section 6.16 or in this Article IX; provided, that nothing contained herein shall operate to limit the liability of the Buyer to the Seller Indemnitees for intentional fraud committed against the Sellers, with specific intent to deceive and mislead the Sellers, regarding the representations and warranties made herein or in any schedule, exhibit or certificate delivered pursuant hereto. For the avoidance of doubt, the limitations set forth in Section 9.3(b) shall not apply to any such fraud.

Section 9.4.    Indemnification Procedure for Third Party Claims.

(a)        In the event that any claim or demand, or other circumstance or state of facts that could give rise to any claim or demand, for which an Indemnitor may be liable to an Indemnitee hereunder is asserted or sought to be collected by a third party (“Third Party Claim”), the Indemnitee shall as soon as practicable notify the Indemnitor in writing of such Third Party Claim (“Notice of Claim”); provided, however, that a failure by an Indemnitee to provide a Notice of Claim as soon as practicable shall not affect the rights or obligations of such Indemnitee other than to the extent the Indemnitor shall have been actually prejudiced as a result of such failure. The Notice of Claim shall (i) state that the Indemnitee has paid or properly accrued Losses or anticipates that it will incur liability for Losses for which such Indemnitee is entitled to indemnification pursuant to this Agreement, and (ii) specify in reasonable detail each individual item of Loss included in the amount so stated, the date such item was paid or properly accrued, the basis for any anticipated Loss and the nature of the misrepresentation, breach of warranty, breach of covenant or claim to which each such item is related and the computation of the amount to which such Indemnitee claims to be entitled hereunder. The Indemnitee shall enclose with the Notice of Claim a copy of all papers served with respect to such Third Party Claim, if any, and any other documents evidencing such Third Party Claim.

(b)        The Indemnitor shall have the right, but not the obligation to assume the defense or prosecution of such Third Party Claim and any litigation resulting therefrom with counsel of its choice and at its sole cost and expense (a “Third Party Defense”); provided, that if the Indemnitor is a Seller, the Indemnitor shall not have the right to assume the defense of prosecution of any Third Party Claim or litigation resulting therefrom that is asserted directly or on behalf of a Major Supplier, Major Customer or any other Person with whom any Buyer Indemnitee has a meaningful business relationship. If the Indemnitor assumes the Third Party Defense in accordance herewith, (i) the Indemnitee may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, but the Indemnitor shall control the investigation, defense and settlement thereof; provided, however, that the Indemnitee shall be entitled to participate in any such defense with separate co-counsel at the expense of the Indemnitor if so requested by the Indemnitor to so participate or, if counsel to the Indemnitee reasonably determines that a conflict exists on a material issue between the Indemnitee and the Indemnitor that would make such representation advisable, (ii) the Indemnitee will not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnitor (which consent shall not be unreasonably withheld, conditioned or delayed), and (iii) the Indemnitor will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim to the extent such judgment or settlement provides for equitable relief without the prior written consent of the Indemnitee (which consent shall not be unreasonably withheld, conditioned or delayed). The Parties will use their commercially reasonable efforts to minimize Losses from Third Party Claims and will act in good faith in responding to, defending against, settling or otherwise dealing with such claims. The Parties will also cooperate in any such defense and give each other reasonable access to all information relevant thereto. If the Indemnitor has assumed the Third Party Defense, any settlement entered into or any judgment that was consented to by the Indemnitor without the Indemnitee’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) shall not be determinative of the amount of Losses relating to such matter.

(c)        If the Indemnitor does not assume the Third Party Defense, the Indemnitee will be entitled to assume the Third Party Defense, at its sole cost and expense (or, if the Indemnitee incurs a Loss with respect to the matter in question for which the Indemnitee is entitled to indemnification pursuant to Section 9.2 or Section 9.3, as applicable, at the expense of the Indemnitor) upon delivery of notice to such effect to the Indemnitor; provided, however, that the Indemnitor (i) shall have the right to participate in the Third Party Defense at its sole cost and expense, but the Indemnitee shall control the investigation, defense and settlement thereof, and (ii) any settlement entered into or any judgment that was consented to by the Indemnitee without the Indemnitee’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) shall not be determinative of the amount of Losses relating to such matter.

Section 9.5.    Indemnification Procedures for Non-Third Party Claims. The Indemnitee shall notify the Indemnitor in writing promptly of its discovery of any matter for which it may seek indemnification pursuant to this Article IX that does not involve a Third Party Claim, such notice shall (a) state that the Indemnitee has paid or properly accrued Losses or anticipates that it will incur liability for Losses for which such Indemnitee is entitled to indemnification pursuant to this Agreement, and (b) specify in reasonable detail each individual item of Loss included in the amount so stated, the date such item was paid or properly accrued, the basis for any anticipated liability and the nature of the misrepresentation, breach of warranty, breach of covenant or claim to which each such item is related and the computation of the amount to which such Indemnitee claims to be entitled hereunder. The Indemnitee will reasonably cooperate and assist the Indemnitor in determining the validity of any claim for indemnity by the Indemnitee and in otherwise resolving such matters. Such assistance and cooperation will include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters.

Section 9.6.    Calculation of Indemnity Payments.

(a)      Each Indemnitee shall use its commercially reasonable efforts to pursue and collect on any recovery available under any insurance policies; provided, however, no delay or failure on the part of such Indemnitee to pursue and collect on any such insurance policy shall limit the Indemnitee’s ability to make a claim of indemnification hereunder or otherwise relieve any Indemnitor from its obligations under this Article IX. The amount of Losses payable under this Article IX by the Indemnitor shall be reduced by any and all amounts recovered by the Indemnitee under applicable insurance policies or from any other Person alleged to be responsible therefor (net of any actual costs incurred by the Indemnitee in connection with such recovery or increases in insurance premiums paid by the Indemnitee solely as a result of such recovery). If the Indemnitee receives any amounts under applicable insurance policies or from any other Person alleged to be responsible for any Losses, subsequent to an indemnification payment by the Indemnitor, then such Indemnitee shall promptly reimburse the Indemnitor for any payment made or expense incurred by such Indemnitor in connection with providing such indemnification up to the amount received by the Indemnitee, net of any expenses incurred by such Indemnitee in collecting such amount.

(b)      Each Indemnitee shall use its commercially reasonable efforts to mitigate its Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder.

(c)      The amount of Losses incurred by an Indemnitee shall be reduced by any net Tax benefit actually realized by the Indemnitee or its Affiliates directly arising from the payment or incurrence of such Losses through the end of the taxable year in which such Losses were incurred (the “Tax Benefit Period”), after deducting all costs and expenses of recovery. A Tax benefit shall be “actually realized” at the time (i) any cash refund of Taxes is actually received or applied against other Taxes due (provided that for purposes of calculating the Tax Benefit Period only, and not for purposes of payment, the date of the filing of the refund claim shall be used) or (ii) of the filing of a Tax Return on which a deduction for the relevant Loss is applied to reduce the amount of Taxes that would otherwise be payable, with the amount of any Tax benefit determined by comparing (A) the amount of Taxes that would be required to have been paid had a deduction for the relevant Loss not been taken into account on the relevant Tax Return, with (B) the amount of Taxes actually required to be paid or payable after taking into account such deduction. If the Indemnitee has other losses, deductions, credits, credit carryovers, carrybacks or net operating losses available to it at the time of the calculation, the Tax benefit from the payment or incurrence of the relevant Loss shall be deemed to be realized only after all other losses, deductions, credits, credit carryovers, carrybacks or net operating losses have been completely utilized.

(d)      No Indemnitor shall be obligated to indemnify any Indemnitee with respect to any Loss that was included in determining the Closing Working Capital Adjustment Amount in accordance with Section 2.5, and, for the avoidance of doubt, the Specified Matter shall be excluded from the Closing Working Capital Adjustment Amount.

(e)      All materiality qualifications (such as “material”, “material adverse effect” and “Hostess Material Adverse Effect”) contained in the representations and warranties herein (other than the representations contained in Section 4.5, Section 4.6, the second sentence of Section 4.8(c), Section 4.28, Section 5.11 and Section 5.12) shall be disregarded for all purposes under this Article IX, including for purposes of determining the amount of Losses and for purposes of determining the accuracy of such representations and warranties.

Section 9.7.    Characterization of Indemnification Payments.     Except as otherwise required by applicable Law, the Parties shall treat any payment made pursuant to this Article IX as an adjustment to the Purchase Price.

Section 9.8.    Sellers’ Representative.  Each Seller hereby irrevocably appoints the Sellers’ Representative as of the date hereof, with power of designation and assignment as its true and lawful attorney-in-fact and agent with full power of substitution, to act solely and exclusively on behalf of, and in the name of, such Seller, with the full power, without the consent of such Seller, to exercise as the Sellers’ Representative in its sole discretion deems appropriate, the powers that such Seller could exercise hereunder with respect to all of its rights and obligations (including consenting to the settlement of any indemnification claim under this Article IX) and to take all actions with respect thereto necessary or appropriate in the judgment of the Sellers’ Representative in connection with this Agreement. In any Third Party Defense in which more than one Seller is an Indemnitor, the Sellers’ Representative shall act on behalf of all such Sellers. The Buyer and any Buyer Indemnitee shall be entitled to rely exclusively upon any notices and other acts of the Sellers’ Representative relating to the Sellers’ rights and obligations hereunder as being legally binding acts of each Seller individually and collectively and the Buyer and any Buyer Indemnitee shall deliver any notice required or permitted hereunder to be delivered to the Sellers to the Sellers’ Representative. No Seller may take any action with respect to its rights and obligations hereunder without the express written consent of the Sellers’ Representative.

ARTICLE X

MISCELLANEOUS

Section 10.1.  Notices.  Any notice, request, demand, waiver, consent, approval or other communication that is required or permitted hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally, (b) on the date delivered by a private courier as established by the sender by evidence obtained from the courier, (c) on the date sent by facsimile, with confirmation of transmission, or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

(a)	if to the Buyer, to:

Gores Holdings, Inc.

9800 Wilshire Blvd.

Beverly Hills, California 90212

Attention:	Mark Stone
Fax:	(310) 443-9880

with a required copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

Attention:	Kyle C. Krpata
James R. Griffin
Fax:	(650) 802-3100

(b)	if to the Sellers, to the Sellers’ Representative, to:

AP Hostess Holdings, L.P.

9 West 57th Street

43rd Floor

New York, New York 10019

Attention:	Laurie Medley
Fax:	(646) 607-0528

with a required copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

Attention:	Robert G. Robison
Andrew L. Milano
Fax:	(212) 309-6001

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 10.2.  Severability.    If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

Section 10.3.  Limited Recourse.   Each Party covenants and agrees that it shall not institute, and shall cause its Affiliates not to institute, a Legal Proceeding arising under or in connection with, this Agreement, the other Transaction Documents or the Transactions against any Related Party of any Party. Any claim or cause of action based upon, arising out of, or related to this Agreement or the other Transaction Documents may only be brought against Persons that are expressly named as Parties, and then only with respect to the specific obligations set forth herein. No Related Party of any Party and no Related Party of a Related Party shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of any Party under this Agreement or the other Transaction Documents or of or for any Legal Proceeding based on, in respect of, or by reason of, the Transactions (including the breach, termination or failure to consummate such transactions), in each case whether based on Contract, tort, fraud, strict liability, other Laws or otherwise and whether by piercing the corporate veil, by a claim by or on behalf of a Party or another Person or otherwise. In no event shall any Person be liable to another Person for any damages that are not reasonably foreseeable or any punitive damages (except, in each case, to the extent asserted against a Party by a third party) with respect to the Transactions. For the avoidance of doubt, nothing contained in this Section 10.3 shall be deemed to limit the Sellers’ Representative’s ability to exercise its rights under the Subscription Agreements.

Section 10.4.  Counterparts.        This Agreement or the other Transaction Documents may be executed in counterparts, and any Party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. This Agreement or the other Transaction Documents shall become effective when each party shall have received a counterpart of such document signed by the other parties. The Parties agree that the delivery of this Agreement, the other Transaction Documents and any other agreements and documents delivered at the Closing may be effected by means of an exchange of facsimile or electronically transmitted signatures.

Section 10.5.  Entire Agreement; No Third Party Beneficiaries.      This Agreement, the other Transaction Documents, the Schedules, Exhibits, Appendices and the other documents, instruments and agreements specifically referred to herein or therein or delivered pursuant hereto or thereto set forth the entire understanding of the Parties hereto with respect to the Transactions. All Schedules, Exhibits and Appendices referred to herein are intended to be and hereby are specifically made a part of this Agreement. Any and all previous agreements and understandings between or among the Parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement, except for the Confidentiality Agreement. This Agreement will not confer any rights or remedies upon any Person other than the Parties hereto and their respective successors and permitted assigns, other than (a) Section 6.16, Section 6.18 and Section 10.3 (which will be for the benefit of the Persons set forth therein), and any such Person will have the rights provided for therein) and (b) this Article X in respect of the Sections set forth under the foregoing clause (a).

Section 10.6.  Governing Law.    This Agreement and the other Transaction Documents (other than the Subscription Agreements) shall be governed by and interpreted and enforced in accordance with the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Laws rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 10.7.  Consent to Jurisdiction; Waiver of Jury Trial.    Except as provided in Section 2.5(d), Section 2.6(c), Section 6.14(d)(ii) and the Subscription Agreements, each Party hereto irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (unless the Federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware, or the Court of Chancery of the State of Delaware does not have jurisdiction, in which case the Superior Court of the State of Delaware) for the purposes of any Legal Proceeding arising out of this Agreement, the other Transaction Documents or the Transactions, and agrees to commence any such Legal Proceeding only in such courts. Each Party further agrees that service of any process, summons, notice or document by United States registered mail to such Party’s respective address set forth herein shall be effective service of process for any such Legal Proceeding. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any Legal Proceeding out of this Agreement, the other Transaction Documents (other than the Subscription Agreements) or the Transactions in such courts, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Legal Proceeding brought in any such court has been brought in an inconvenient forum. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING OR COUNTERCLAIM (WHETHER AT LAW, IN EQUITY, BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE TRANSACTIONS OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

Section 10.8.  Right to Specific Performance.

(a)      The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement and the other Transaction Documents were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and the other Transaction Documents to which it is a party and to enforce specifically the terms and provisions of this Agreement and the other Transaction Documents to which it is a party, this being in addition to any other remedy to which such Party is entitled at law, in equity, in contract, in tort or otherwise. For the avoidance of doubt, the Sellers may simultaneously pursue (i) a grant of specific performance pursuant to this Section 10.8 and (ii) their rights and remedies at law, in equity, in contract, in tort or otherwise.

(b)      The Parties hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement and the other Transaction Documents by the Buyer or the Sellers (to the extent a party thereto), as applicable, and to specifically enforce the terms and provisions of this Agreement and the other Transaction Documents to prevent breaches or threatened breaches of, or to enforce compliance with, the respective covenants and obligations of the Buyer or the Sellers, as applicable, under this Agreement and the other Transaction Documents (to the extent a party thereto) all in accordance with the terms of this Section 10.8.

(c)      None of the Buyer or the Sellers, as applicable, shall be required to provide any bond or other security in connection with seeking an injunction or injunctions to prevent breaches of this Agreement and the other Transaction Documents and to enforce specifically the terms and provisions of this Agreement and the other Transaction Documents (to the extent a party thereto), all in accordance with the terms of this Section 10.8.

Section 10.9.  Assignment.    Neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the Parties hereto without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 10.9 shall be null and void, ab initio.

Section 10.10.  Headings.    All headings contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.11.  Construction.  For the purposes of this Agreement and the other Transaction Documents, except as otherwise expressly provided herein or unless the context otherwise requires: (a) the meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting either gender shall include both genders as the context requires; (b) where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning; (c) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement or such other Transaction Document as a whole and not to any particular provision of this Agreement or such other Transaction Document; (d) when a reference is made in this Agreement or such other Transaction Document to an Article, Section, paragraph, Exhibit or Schedule, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement or such other Transaction Document unless otherwise specified; (e) the word “include”, “includes” and “including” when used in this Agreement or such other Transaction Document shall be deemed to be followed by the words “without limitation”, unless otherwise specified; (f) a reference to any Party to this Agreement or such other Transaction Document or any other agreement or document shall include such Party’s predecessors, successors and permitted assigns; (g) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; (h) any event, the scheduled occurrence of which would fall on a day that is not a Business Day, shall be deferred until the next succeeding Business Day; (i) any reference to the Sellers “causing” AP Hostess Holdings to take any action shall be a reference to AP Hostess LP causing AP Hostess Holdings to take such action; (j) any statement in the Agreement to the effect that any information, document or other material has been “made available” by the Sellers shall mean that a true and complete copy of such information, document or material was included in and available at the “Project Homer” online datasite hosted by Intralinks at least two Business Days prior to the date hereof and (k) the word “or” shall be disjunctive but not exclusive. The Parties hereto have participated jointly in the negotiation and drafting of this Agreement, and any rule of construction or interpretation otherwise requiring this Agreement or any other Transaction Document to be construed or interpreted against any Party by virtue of the authorship of this Agreement or such other Transaction Document shall not apply to the construction and interpretation hereof.

Section 10.12.   Amendments and Waivers.    This Agreement may not be amended, supplemented or modified except by an instrument in writing signed on behalf of the Buyer and by the Sellers’ Representative, on behalf of the Sellers; provided, however, that any amendment, supplement or modification to any form of Transaction Document attached hereto as an exhibit the amendment of which, by its terms, would require the consent of CDM Hostess or CDM Hostess Co-Invest, shall require the written consent of CDM Hostess or CDM Hostess Co-Invest, as applicable. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective, unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

Section 10.13. Schedules and Exhibits.  Except as otherwise provided in this Agreement, all Exhibits and Schedules referred to herein are intended to be and hereby are made a part of this Agreement. The Disclosure Schedule has been arranged for purposes of convenience only, in sections corresponding to the Sections of this Agreement. The disclosure of any item in any section or subsection of Disclosure Schedule will be deemed disclosure with respect to each other section and subsection of the Disclosure Schedule to which the relevance of such item is reasonably apparent. Certain information set forth in the Disclosure Schedule is or may be included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedule is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedule in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in a Disclosure Schedule is or is not material for purposes of this Agreement. The inclusion of any item in the Disclosure Schedule should not be interpreted as indicating that any Seller has determined that such item is necessarily material to the business, assets, liabilities, financial condition, results of operation or prospects of any Hostess Entity, or amounts to a Hostess Material Adverse Effect, or is otherwise material, or that such information is required to be included in the Disclosure Schedule, or is outside of the ordinary course of business of any Hostess Entity.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

BUYER:

GORES HOLDINGS, INC.

By:	/s/ Mark Stone
	Name:	Mark Stone
	Title:	Chief Executive Officer

MERGER SUB:

HOMER MERGER SUB, INC.

By:	/s/ Mark Stone
	Name:	Mark Stone
	Title:	Chief Executive Officer and President

SELLERS:

AP HOSTESS HOLDINGS, L.P.

By: AP Hostess Holdings GP, LLC, its general partner

By:	/s/ Andrew Jhawar
	Name:	Andrew Jhawar
	Title:	Vice President

HOSTESS CDM CO-INVEST, LLC

By:	/s/ Michael Cramer
	Name:	Michael Cramer
	Title:	President and Secretary

CDM HOSTESS CLASS C, LLC

By:	/s/ Michael Cramer
	Name:	Michael Cramer
	Title:	President and Secretary

SELLERS’ REPRESENTATIVE:

AP HOSTESS HOLDINGS, L.P.

By: AP Hostess Holdings GP, LLC, its general partner

By:	/s/ Andrew Jhawar
	Name:	Andrew Jhawar
	Title:	Vice President

Appendix A

Definitions

When used in the Agreement, the following terms have the meanings assigned to them in this Section:

“2016 Earn Out Shares” means 2,750,000 shares of Buyer Class A Common Stock.

“2016 EBITDA Target” has the meaning set forth in Section 2.6(e)(i).

“2016 Measurement Year” means the one-year period commencing on January 1, 2016, and ending on December 31, 2016.

“2017 Catch Up EBITDA Target” has the meaning set forth in Section 2.6(e)(i).

“2017 Earn Out Shares” means 2,750,000 shares of Buyer Class A Common Stock.

“2017 EBITDA Target” has the meaning set forth in Section 2.6(e)(ii).

“2017 Measurement Year” means the one-year period commencing on January 1, 2017, and ending on December 31, 2017.

“280G Approval” has the mean set forth in Section 6.22.

“Acceleration Event” means any one of the following events (whatever the reason for such event and whether it shall be voluntary or involuntary or be effected by operation of Law):

(a)      a breach of Section 2.6(h), and continuance of such breach for a period of 30 days after there has been given to the Buyer by the Sellers’ Representative a notice specifying such breach; provided, however, that no cure period will be permitted for any such breach that by its nature cannot be cured; or

(b)      a Change of Control; provided, that on the date such Change of Control is consummated (the “COC Date”), the Hostess EBITDA for the calendar year through the COC Date shall not be less than (i) (A) the 2016 EBITDA Target (if the COC Date occurs in the 2016 Measurement Year) or (B) the 2017 EBITDA Target (if the COC Date occurs in the 2017 Measurement Year), as applicable, multiplied by (ii) the number of days between January 1 of such calendar year and the COC Date, divided by (iii) 365;

“Accounts Receivable” means (a) any trade accounts receivable and other rights to payment owed to any Hostess Entity and (b) any other account or note receivable of any Hostess Entity (whether or not arising out of the ordinary course of business), in each case, net of all trade and customary allowances, and together with, in each case, the full benefit of any security interest of any Hostess Entity therein and any claim, remedy or other right related to the foregoing.

“Additional Buyer SEC Reports” has the meaning set forth in Section 5.11(a).

“Adjustment Escrow Account” has the meaning set forth in Section 2.4(a).

“Adjustment Escrow Amount” has the meaning set forth in Section 2.4(a).

“Adjustment Notice of Objection” has the meaning set forth in Section 2.5(c).

“Adjustment Per Share Price” means, as of the date of issuance of any AP Hostess LP Tax Adjustment Shares, the average of the daily VWAP of a share of Buyer Class A Common Stock for the 10 Trading Days immediately prior to such date.

“Adjustment Review Period” has the meaning set forth in Section 2.5(c).

“Adjustment Statement” has the meaning set forth in Section 2.5(b).

“Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control” of a Person means the power to, directly or indirectly, direct or cause the direction of the management and policies of such Person whether through ownership of voting securities or other ownership interests, by Contract or otherwise, including, with respect to a corporation, partnership or limited liability company, the direct or indirect ownership of more than 50% of the voting securities in such corporation or of the voting interest in a partnership or limited liability company.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Allocation” has the meaning set forth in Section 2.7.

“Allocation Schedule” has the meaning set forth in Section 2.4(f)(i).

“Alternative Transaction” has the meaning set forth in Section 6.3(a).

“Annual Financial Statements” has the meaning set forth in Section 4.5.

“Antitrust Authorities” has the meaning set forth in Section 6.12(b).

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“AP Hostess Holdings” has the meaning set forth in the recitals to this Agreement.

“AP Hostess Holdings Common Stock” has the meaning set forth in the recitals to this Agreement.

“AP Hostess Holdings Merger” has the meaning set forth in the recitals to this Agreement.

“AP Hostess Holdings Merger Agreement” has the meaning set forth in the recitals to this Agreement.

“AP Hostess Holdings Merger Consideration” has the meaning set forth in the recitals to this Agreement.

“AP Hostess LP” has the meaning set forth in the preamble to this Agreement.

“AP Hostess LP Tax Adjustment Amount” has the meaning set forth in Section 2.5(j).

“AP Hostess LP Tax Adjustment Shares” has the meaning set forth in Section 2.5(j).

“Applicable Survival Period” has the meaning set forth in Section 9.1(c).

“Base Purchase Price” has the meaning set forth in Section 2.1.

“Benefit Plan” means any “employee benefit plan” as defined in ERISA Section 3(3) and any other retirement, supplemental retirement, employment, bonus, incentive compensation, deferred compensation, change in control, retention, employee loan, retiree medical or life insurance, educational, employee assistance, fringe benefit, equity or severance plan, agreement, program, policy or other arrangement, whether or not subject to ERISA, which any of the Sellers or their Subsidiaries sponsors or maintains for the benefit of any current or former employee, director or independent contractor of any of the Hostess Entities, or with respect to which any of the Hostess Entities has or could reasonably be expected to have any liability, whether through an ERISA Affiliate or otherwise.

“Bribery Act” has the meaning set forth in Section 4.26.

“Business Combination” has the meaning given to such term in the Organizational Documents of the Buyer as of the date hereof.

“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest, written or oral (whether binding or non-binding and other than an offer, inquiry, proposal or indication of interest with respect to the Hostess Business Combination), relating to a Business Combination.

“Business Day” means any day, other than Saturday, Sunday or any other day on which banks located in the State of New York are authorized or required to close.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer A&R Charter” has the meaning set forth in the recitals to this Agreement.

“Buyer A&R Bylaws” has the meaning set forth in the recitals to this Agreements.

“Buyer Board Recommendation” has the meaning set forth in Section 6.7.

“Buyer Capital Stock” means, collectively, the Buyer Class A Common Stock, the Buyer Class F Common Stock, the Buyer Preferred stock and, following the adoption of the Buyer A&R Charter, the Buyer Class B Common Stock.

“Buyer Cash” means, as of the date of determination, (a) all amounts in the Trust Account, plus (b) all other Cash and Cash Equivalents of the Buyer (including the proceeds of any issuance of any Buyer Capital Stock after the date hereof), plus (c) the Co-Investor Amount.

“Buyer Charter” means that certain Amended and Restated Certificate of Incorporation of the Buyer, dated August 13, 2015.

“Buyer Class A Common Stock” means the Class A Common Stock of the Buyer, par value $0.0001 per share.

“Buyer Class B Common Stock” means the Class B Common Stock of the Buyer, par value $0.0001 per share, to be authorized pursuant to the Buyer A&R Charter, which Buyer Class B Common Stock will represent a voting, non-economic, ownership interest in the Buyer.

“Buyer Class F Common Stock” means the Class F Common Stock of the Buyer, par value $0.0001 per share.

“Buyer Financing Certificate” has the meaning set forth in Section 2.3.

“Buyer Indemnitees” has the meaning set forth in Section 9.2(a).

“Buyer Material Contract” means a material contract, as such term is defined in Regulation S-K of the SEC, to which the Buyer is party.

“Buyer Preferred Stock” means the undesignated preferred stock of the Buyer, par value $0.0001 per share.

“Buyer Released Parties” has the meaning set forth in Section 6.16(b).

“Buyer’s Required Funds” means $537,500,000.

“Buyer SEC Reports” has the meaning set forth in Section 5.11(a).

“Buyer Sponsor” means Gores Sponsor LLC, a Delaware limited liability company.

“Buyer Stockholder Approval” means the required vote of the stockholders of the Buyer, in each case obtained in accordance with the DGCL, the Buyer’s Organizational Documents and the rules and regulations of NASDAQ, to approve the Transaction Proposals.

“Buyer Stockholder Redemption” means the right held by certain stockholders of the Buyer to redeem all or a portion of their shares of Buyer Class A Common Stock upon the consummation of the Transactions, for a per-share redemption price, payable in cash, equal to (a) the aggregate amount then on deposit in the Trust Account as of two Business Days prior to the consummation of the Transactions, including interest (which interest shall be net of taxes payable), divided by (b) the number of then outstanding shares of Buyer Class A Common Stock issued in connection with the Buyer’s initial public offering.

“Buyer Stockholders Meeting” has the meaning set forth in Section 6.7.

“Buyer Transaction Costs” means all fees, costs and expenses of the Buyer incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Documents and the consummation of the Transactions, whether paid or unpaid prior to the Closing (which amount of Buyer Transaction Costs may not exceed $30,000,000).

“Buyer Warrants” has the meaning set forth in Section 5.4(b).

“Capital Expenditure Plan” has the meaning set forth in Section 6.2(b)(iii).

“Cash and Cash Equivalents” means cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts. For the avoidance of doubt, Cash and Cash Equivalents as of any given time shall not include any checks, drafts and wires issued as of such time that have not yet cleared, but shall include any deposits in transit as of such time that have not yet cleared. For the avoidance of doubt Hostess Cash shall not include (a) any Cash and Cash Equivalents held by the Hostess Entities that is to be distributed or is otherwise payable to the Management LLC Employees or CDM Hostess pursuant to the Management LLC Merger Agreement or (b) any Cash and Cash Equivalents residing in any collateral cash account securing any obligation or contingent obligation of a Hostess Entity, but only to the extent that such obligation or contingent obligation is not included as a Current Liability on the Adjustment Statement or otherwise reduces the Purchase Price. For the avoidance of doubt, Cash and Cash Equivalents shall exclude any amounts included in Current Assets.

“Cash Recipients” means, collectively, and the Sellers and the Management LLC Employees.

“CDM Consideration Amount” means an amount equal to $24,960,000, which represents 2,496,000 shares of Class A Common Stock to be issued pursuant to the Executive Chairman Agreement.

“CDM Hostess” has the meaning set forth in the preamble to this Agreement.

“CDM Rollover Shares” means 5,446,429 shares of Buyer Class B Common Stock.

“CDM Rollover Amount” means $50,000,000.

“Certifications” has the meaning set forth in Section 5.11(a).

“Change of Control” means any transaction or series of transactions the result of which is (a) the acquisition by any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons of direct or indirect beneficial ownership of securities representing 50% or more of the combined voting power of the then outstanding securities of the Buyer or any Hostess Company, (b) a merger, consolidation, reorganization or other business combination, however effected, resulting in any Person or “group” (as defined in the Exchange Act and the rules thereunder) acquiring at least 50% of the combined voting power of the then outstanding securities of the Buyer or any Hostess Company or the surviving Person outstanding immediately after such combination or (c) a sale of substantially all of the assets of the Buyer or the Hostess Companies.

“Change in Recommendation” has the meaning set forth in Section 6.7.

“Class A LP Unit” has the meaning set forth in the recitals to this Agreements.

“Class B LP Unit” has the meaning set forth in the recitals to this Agreements.

“Class C GP Interests” has the meaning set forth in the recitals to this Agreement.

“Class C LP Interests” has the meaning set forth in the recitals to this Agreement.

“Closing” has the meaning set forth in Section 2.2.

“Closing Cash Payment Amount” means an amount equal to (a) Buyer Cash as of the Closing, minus (b) the Buyer Transaction Costs, to the extent not paid prior to the Closing, minus (c) the Deleveraging Amount, minus (d) the Estimated LTIP Payment Amount, minus (f) the Estimated Hostess Transaction Costs, plus (f) the CDM Rollover Amount.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Hostess Securities” means the AP Hostess Holdings Common Stock, the Class C GP Interests and the Class B LP Units to be acquired by the Buyer at the Closing, as set forth on the Allocation Schedule.

“Closing Number of Securities” means (a) the Closing Securities Payment Amount, divided by (b) the Closing Per Share Price.

“Closing Per Share Price” means (a) an amount equal to the Closing Securities Payment Amount, divided by (b) an amount equal to the Closing Securities Payment Amount, plus $9,375,000, multiplied by (c) 10.

“Closing Rollover Indebtedness Amount” means, as of 12:01 a.m., Eastern time, on the Closing Date, the aggregate amount of the Rollover Indebtedness.

“Closing Securities Payment Amount” means an amount equal to (a) the Estimated Closing Consideration Amount, minus (b) the Closing Cash Payment Amount, minus (c) the CDM Consideration Amount.

“Closing Working Capital” means, as of 12:01 a.m., Eastern time, on the Closing Date, (a) the aggregate amount of Current Assets, less (b) the aggregate amount of Current Liabilities, in each case, as calculated in accordance with GAAP and prepared using the format and accounting principles, methodologies and policies set forth on Schedule C.

“Closing Working Capital Adjustment Amount” means an amount (which may be positive or negative) equal to (a) the Estimated Closing Working Capital Adjustment Amount, plus (b) the Final Closing Working Capital Adjustment Amount.

“Code” means the Internal Revenue Code of 1986, as amended.

“Co-Investor Amount” has the meaning set forth in Section 5.16.

“Co-Investors” has the meaning set forth in Section 5.16.

“Communications Plan” has the meaning set forth in Section 6.5(a).

“Conduct of Business Exceptions” has the meaning set forth in Section 6.2(a).

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated October 29, 2015, by and between The Gores Group, LLC and Hostess Holdco, as amended and joined from time to time.

“Contract” means any contract, lease, license, indenture, undertaking or other agreement that is legally binding, whether written or oral.

“Contribution and Purchase Agreement” has the meaning set forth in the recitals to this Agreement.

“Contribution and Purchase” has the meaning set forth in the recitals to this Agreement.

“Covered Losses” has the meaning set forth in Section 9.2(b).

“Current Assets” means the current assets of the Hostess Entities as determined in accordance with the classifications and line items shown on Schedule C. For the avoidance of doubt, Current Assets shall exclude any Cash and Cash Equivalents.

“Current Liabilities” means the current liabilities of the Hostess Entities, as determined in accordance with the classifications and line items shown on Schedule C. For the avoidance of doubt, Current Liabilities shall exclude any Rollover Indebtedness.

“Current Policies” has the meaning set forth in Section 6.18(b).

“D&O Indemnified Party” has the meaning set forth in Section 6.18(a).

“D&O Tail” has the meaning set forth in Section 6.18(b).

“Deductible” has the meaning set forth in Section 9.2(b).

“Deleveraging Amount” means (a) the Estimated Rollover Indebtedness Amount, minus (b) the Target Rollover Indebtedness Amount, minus (c) the Estimated Hostess Cash.

“DGCL” means the General Corporation Law of the State of Delaware.

“Disclosure Schedule” has the meaning set forth in the lead in to Article III.

“Earn Out Notice of Objection” has the meaning set forth in Section 2.6(b).

“Earn Out Period” has the meaning set forth in Section 2.6(h).

“Earn Out Review Period” has the meaning set forth in Section 2.6(b).

“Earn Out Shares” has the meaning set forth in Section 2.6(e).

“EDGAR” means the SEC’s Electronic Data-Gathering, Analysis and Retrieval system.

“Employee” means any employee of any Hostess Entity as of the applicable date of determination.

“Environmental Law” means any applicable Law relating to the protection of the environment in effect as of the applicable date of determination.

“Equity Interest” has the meaning set forth in the definition of Equity Securities.

“Equity Securities” means (a) capital stock, partnership or membership interests or units (whether general or limited), and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity or a right to control such entity (an “Equity Interest”), (b) subscriptions, calls, warrants, options, purchase rights or commitments of any kind or character relating to, or entitling any Person to acquire, any Equity Interest, (c) stock appreciation, phantom stock, equity participation or similar rights and (d) securities convertible into or exercisable or exchangeable for any Equity Interests.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and the regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with any entity, is treated as a single employer sunder Section 414 of the Code.

“Escrow Agent” means J.P. Morgan Chase Bank, N.A.

“Escrow Agreement” has the meaning set forth in Section 2.4(a).

“Estimated Adjustment Statement” has the meaning set forth in Section 2.5(a).

“Estimated Closing Consideration Amount” means an amount equal to (a) the Base Purchase Price, plus (b) the Estimated Closing Working Capital Adjustment Amount, plus, (c) the Estimated Hostess Cash, minus (d) the Estimated Rollover Indebtedness Amount, minus (e) the Estimated Hostess Transaction Costs, minus (f) the Estimated LTIP Payment Amount, minus (g) the Buyer Transaction Costs.

“Estimated Closing Working Capital” has the meaning set forth in Section 2.5(a).

“Estimated Closing Working Capital Adjustment Amount” means if (a) Estimated Closing Working Capital is Within the Band Amount, $0; (b) Estimated Closing Working Capital is less than the Lower Band Amount, the amount (which shall be negative) equal to the Estimated Closing Working Capital minus the Lower Band Amount; and (c) Estimated Closing Working Capital is greater than the Upper Band Amount, the amount equal to Estimated Closing Working Capital minus the Upper Band Amount.

“Estimated Hostess Cash” has the meaning set forth in Section 2.5(a).

“Estimated Hostess Transaction Costs” has the meaning set forth in Section 2.5(a).

“Estimated LTIP Payment Amount” has the meaning set forth in Section 2.5(a).

“Estimated Rollover Indebtedness Amount” has the meaning set forth in Section 2.5(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agreement” has the meaning set forth in the recitals to this Agreement.

“Executive Chairman Agreement” means that certain Executive Chairman Employment Agreement, dated as of the date hereof, by and between the Buyer and C. Dean Metropoulos.

“FCPA” has the meaning set forth in Section 4.26.

“Filing” means a registration, declaration or filing with a Governmental Entity.

“Final Closing Consideration Amount” means an amount equal to (a) the Base Purchase Price, plus (b) the Final Closing Working Capital Adjustment Amount, plus, (c) the Final Hostess Cash, minus (d) the Final Rollover Indebtedness Amount, minus (e) the Final Hostess Transaction Costs, minus (f) the Final LTIP Payment Amount, minus (g) the Buyer Transaction Costs.

“Final Closing Working Capital” has the meaning set forth in Section 2.5(e).

“Final Closing Working Capital Adjustment Amount” means if (a) Estimated Closing Working Capital and Final Closing Working Capital are either (i) both less than the Lower Band Amount or (ii) both greater than the Upper Band Amount, the amount (which may be positive or negative) equal to (A) Final Closing Working Capital, minus (B) Estimated Closing Working Capital; (b) Estimated Closing Working Capital is less than the Lower Band Amount and Final Closing Working Capital is Within the Band Amount, the amount equal to the negative of the Estimated Closing Working Capital Adjustment Amount; (c) Estimated Closing Working Capital is less than the Lower Band Amount and Final Closing Working Capital is greater than the Upper Band Amount, the amount equal to the sum of (i) the negative of the Estimated Closing Working Capital Adjustment Amount, plus (ii) Final Closing Working Capital, minus (iii) the Upper Band Amount; (d) Estimated Closing Working Capital and Final Closing Working Capital are both Within the Band Amount, $0; (e) Estimated Closing Working Capital is Within the Band Amount and Final Closing Working Capital is less than the Lower Band Amount, the amount (which shall be negative) equal to (A) Final Closing Working Capital, minus (B) the Lower Band Amount; (f) Estimated Closing Working Capital is Within the Band Amount and Final Closing Working Capital is greater than the Upper Band Amount, the amount equal to (A) Final Closing Working Capital, minus (B) the Upper Band Amount; (g) Estimated Closing Working Capital is greater than the Upper Band Amount and Final Closing Working Capital is Within the Band Amount, the amount equal to the negative of the Estimated Closing Working Capital Adjustment Amount; or (h) Estimated Closing Working Capital is greater than the Upper Band Amount and Final Closing Working Capital is less than the Lower Band Amount, the amount (which shall be negative) equal to the sum of (i) the negative of the Estimated Closing Working Capital Adjustment Amount, plus (ii) Final Closing Working Capital, minus (iii) the Lower Band Amount.

“Final Hostess Cash” has the meaning set forth in Section 2.5(e).

“Final Hostess EBITDA” has the meaning set forth in Section 2.6(d).

“Final Hostess Transaction Costs” has the meaning set forth in Section 2.5(e).

“Final LTIP Payment Amount” has the meaning set forth in Section 2.5(e).

“Final Rollover Indebtedness Amount” has the meaning set forth in Section 2.5(e).

“Financial Statements” has the meaning set forth in Section 4.5.

“Fundamental Representations” has the meaning set forth in Section 9.1(a).

“GAAP” means generally accepted accounting principles in the United States, consistently applied in accordance with past practices.

“Governmental Entity” means any court, tribunal, arbitrator, authority, agency, commission, legislative body or official of the United States or any state, or similar governing entity, in the United States or in a foreign jurisdiction.

“Hostess Brands” means Hostess Brands, LLC, a Delaware limited liability company.

“Hostess Business Combination” means the acquisition by the Buyer, directly or indirectly, of the Closing Hostess Securities upon the terms and subject to the conditions set forth in this Agreement and the other Transaction Documents.

“Hostess Cash” means, as of 12:01 a.m., Eastern time, on the Closing Date, an amount equal to all Cash and Cash Equivalents of each Hostess Entity.

“Hostess CDM Co-Invest” has the meaning set forth in the preamble to this Agreement.

“Hostess Company” means each of AP Hostess Holdings, Hostess GP and Hostess Holdings.

“Hostess EBITDA” means, for any period, “EBITDA” as defined on Schedule D, in each case calculated in accordance with GAAP applied consistently with past practices and the rules and methods set forth on Schedule D; provided, that to the extent of any conflict between GAAP applied consistently with past practices and the rules and methods set forth on Schedule D, the rules and methods set forth on Schedule D shall control.

“Hostess Entities” means, collectively, the Hostess Companies and the Hostess Subsidiaries.

“Hostess GP” has the meaning set forth in the recitals to this Agreement.

“Hostess Holdco” has the meaning set forth in the recitals to this Agreement.

“Hostess Holdings” has the meaning set forth in the recitals to this Agreement.

“Hostess Holdings A&R LPA” has the meaning set forth in the recitals to this Agreement.

“Hostess Intellectual Property” means all Intellectual Property that is either (a) owned or purported to be owned by the Hostess Entities (solely or jointly with others) or (b) used in the business of any of the Hostess Entities or incorporated or embodied in any Products.

“Hostess Material Adverse Effect” means any change, effect, event or occurrence that is materially adverse to the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of the Hostess Entities, taken as a whole; provided, however, that any such change, effect, event or occurrence resulting from the following items shall not be considered when determining whether a Hostess Material Adverse Effect has occurred (unless, in the case of clauses (a), (b), (c) and (d), such changes or events have a disproportionate effect on the Hostess Entities as compared to other companies in the same industry, in which case only the extent of such disproportionate effect shall be taken into account when determining whether a Hostess Material Adverse Effect has occurred): (a) changes in economic, political, regulatory, financial or capital market conditions generally or in the industries in which the Hostess Entities operate (including the inability to finance the acquisition or any increased costs for financing or suspension of trading in, or limitation on prices for, securities on any domestic or international securities exchange) or any failure or bankruptcy (or any similar event) of any financial services or banking institution or insurance company, (b) any acts of war, sabotage, terrorist activities or changes imposed by a Governmental Entity associated with additional security, (c) effects of weather or meteorological events, (d) any change of Law, accounting standards, regulatory policy or industry standards after the date hereof, (e) the announcement, execution, delivery or performance of this Agreement or the consummation of the Transactions or the fact that the prospective owner of the Hostess Entities is the Buyer, (f) any change in the financial condition or results of operation of the Buyer or its Affiliates, including changes to the credit rating of the Buyer and its Affiliates, (g) any failure by the Hostess Entities to meet projections or forecasts or revenue or earnings predictions for any period (but, for the purposes of clarity, not the underlying causes of such failure), (h) any event described in the Disclosure Schedule (but, for the purposes of clarity, not the changes, effects or occurrences resulting from such event), (i) any actions taken by a Hostess Entity after the date hereof at the written request of the Buyer and (j) any actions required to be taken pursuant to this Agreement.

“Hostess Material Contracts” has the meaning set forth in Section 4.9(b).

“Hostess-Owned Real Property” has the meaning set forth in Section 4.10(a).

“Hostess Securities” means the AP Hostess Holdings Common Stock, the Class C GP Interests and the Class C LP Interests set forth on Schedule A.

“Hostess Subsidiary” means each of Management LLC (prior to the consummation of the Management LLC Merger), New Hostess Holdco and each Subsidiary thereof.

“Hostess Transaction Costs” means fees, costs and expenses of the Hostess Entities, other than fees, costs and expenses incurred on behalf of the Buyer or any Affiliate thereof, in each case, incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Documents and the consummation of the Transactions, to the extent not paid prior to the Closing. For the avoidance of doubt, the Hostess Transaction Costs shall include (a) all fees, costs and expenses of any Hostess Entity arising from the Transactions contemplated by the Management LLC Merger, the AP Hostess Holdings Merger and the Contribution and Purchase, but shall exclude fees costs and expenses incurred by the Buyer, Merger Sub and their Affiliates in connection with the Management LLC Merger, the AP Hostess Holdings Merger and the Contribution and Purchase, (b) all bonuses, change in control payments, severance payments, retirement payments, retention or similar payments or success fees payable in connection with or anticipation of the consummation of the Transactions, and any Taxes payable in connection with the foregoing amounts, (c) all costs, fees and expenses related to the D&O Tail, (d) all amounts payable or potentially payable under the Toler Letter Agreement, to the extent not paid prior to the Closing, and (e) any Taxes payable in connection with any amounts payable under clause (b). For the avoidance of doubt, bonuses awarded or payable in the ordinary course of business and accrued as a Current Liability on the Estimated Adjustment Statement and the LTIP Payment Amount shall not be considered Hostess Transaction Costs.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax Return” means a Tax Return with respect to an Income Tax.

“Income Taxes” means Taxes imposed on net income and franchise Taxes imposed in lieu of Taxes imposed on net income, and any partnership tax return with respect to an income or franchise Tax.

“Indebtedness” means any of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities; (d) any obligations as lessee under capitalized leases; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities; (f) any guaranty of any of the foregoing; (g) any accrued interest, fees and charges in respect of any of the foregoing; and (h) any prepayment premiums and penalties, and any other fees, expenses, indemnities and other amounts payable as a result of the prepayment or discharge of any of the foregoing.

“Indemnitee” means any Person that is seeking indemnification pursuant to the provisions of this Agreement.

“Indemnitor” means any Party from which a Person is seeking indemnification pursuant to the provisions of this Agreement.

“Indemnity Cap” has the meaning set forth in Section 9.2(b).

“Independent Expert” has the meaning set forth in Section 2.5(d).

“Initial Hostess EBITDA Statement” has the meaning set forth in Section 2.6(a).

“Intellectual Property” means all (a) patents and patent applications, (b) trademarks, service marks and trademark and service mark applications and registrations, trade dress, logos, trade names and domain names, (c) copyrights, together with all applications, registrations and renewals therefor, and (d) trade secrets and other proprietary and confidential information (including recipes).

“Intercompany Contract” means each Contract between a Hostess Entity, on the one hand, and a different Hostess Entity, on the other hand.

“Interim Balance Sheet Date” has the meaning set forth in Section 4.5.

“Interim Financial Statements” has the meaning set forth in Section 4.5.

“Interim Period” means the period beginning on the date hereof and ending on the earlier of (i) the Closing and (ii) the termination of this Agreement.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the Internal Revenue Service.

“JOBS Act” means the U.S. Jumpstart Our Business Startups Act of 2012, as amended.

“Knowledge” means, (a) for purposes of the representations and warranties set forth in Article III, (i) with respect to Hostess CDM Co-Invest and CDM Hostess, the actual knowledge of C. Dean Metropoulos and (ii) with respect to AP Hostess LP, the actual knowledge of Andrew Jhawar and Daniel Flesh, (b) for purposes of the representations and warranties set forth in Article IV, (i) with respect to the Sellers, the actual knowledge of William Toler, Michael Cramer, Thomas Peterson, Andrew Jacobs and Robert Molina, and the knowledge that each such person would reasonably be expected to obtain in the course of diligently performing his duties, and the actual knowledge of C. Dean Metropoulos, and (ii) with respect to AP Hostess LP, the actual knowledge of Andrew Jhawar and Daniel Flesh; provided, however, that for purposes of the representations and warranties set forth in the last sentence of Section 4.8(c), “Knowledge” shall mean, with respect to the Sellers, the actual knowledge of William Toler, Michael Cramer, Thomas Peterson, Andrew Jacobs, Robert Molina and C. Dean Metropoulos without any duty of inquiry, and (c) for purposes of the representations and warranties set forth in Article V, with respect to the Buyer, the actual knowledge of Alec Gores and Mark Stone, and the knowledge that each such person would reasonably be expected to obtain in the course of diligently performing his duties.

“Law” means, with respect to any Person, any statute, law (including common law), code, treaty, ordinance, rule or regulation of any Governmental Entity applicable to such Person as of the date hereof.

“Legal Proceeding” means any action, suit, hearing, claim, lawsuit, litigation, investigation, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.

“Lien” means with respect to any property or asset, any lien, mortgage, pledge, charge, security interest or other encumbrance in respect of such property or asset.

“Losses” has the meaning set forth in Section 9.2(a).

“Lower Band Amount” means Target Working Capital minus the Non-Adjustment Amount.

“LTIP” means Hostess Brand’s Long Term Incentive Program.

“LTIP Payment Amount” means the aggregate amounts payable to holders of outstanding awards under the Tranche 1 LTIP awards set forth on Section 4.11(h)(1) of the Disclosure Schedule as of immediately prior to the Closing.

“LP Unit” has the meaning set forth in the recitals to this Agreement.

“Major Customer” means each of the top 20 recurring customers of the Hostess Entities based on amounts paid for goods or services during the twelve months ended May 31, 2016.

“Major Supplier” means (a) each of the top 20 recurring suppliers and vendors of goods and services to the Hostess Entities based on amounts paid for goods or services during the twelve months ended May 31, 2016 and (b) any sole source supplier of any good or services to the Hostess Entities, other than any sole source supplier providing goods or services for which the Hostess Entities can readily obtain a replacement supplier.

“Management LLC” has the meaning set forth in the recitals to this Agreement.

“Management LLC Employees” means the employees of the Hostess Entities, who, as of the date hereof, own Management LLC Units, excluding, for the avoidance of doubt, CDM Hostess.

“Management LLC Class B-1 and B-2 Cash Payment Amount” means the aggregate amount of cash to be paid to the Management LLC Employees holding Class B-1 Units and Class B-2 Units in Management LLC as of the Closing, as set forth on Schedule B.

“Management LLC Merger” has the meaning set forth in the recitals to this Agreement.

“Management LLC Merger Agreement” has the meaning set forth in the recitals to this Agreement.

“Management LLC Units” has the meaning set forth in the recitals to this Agreement.

“Maximum Cash Amount” has the meaning set forth in Section 2.5(j).

“Measurement Year” means either of the 2016 Measurement Year or the 2017 Measurement Year.

“Merger Sub” has the meaning set forth in the preamble to this Agreement.

“NASDAQ” has the meaning set forth in Section 5.11(a).

“New Hostess Holdco” has the meaning set forth in the recitals to this Agreement.

“Non-Adjustment Amount” means $1,500,000.

“Notice of Claim” has the meaning set forth in Section 9.4(a).

“Order” means any award, injunction, judgment, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Organizational Documents” means, with respect to any Person that is not an individual, the articles or certificate of incorporation or organization, by-laws, limited partnership agreement, partnership agreement, limited liability company agreement, shareholders agreement or such other organizational documents of such Person.

“Outside Date” has the meaning set forth in Section 8.1(a).

“Parties” means the Sellers, the Buyer and Merger Sub, collectively.

“Permit” means a consent, approval, license, permit, certificate, authorization or extension of applicable waiting period from any Governmental Entity.

“Permitted Change in Control” has the meaning given to such term in each of the Rollover Credit Agreements, as applicable.

“Permitted Lien” means (a) any Lien for Taxes that are not yet due or delinquent or that are being contested in good faith, provided that adequate reserves have been made therefor in accordance with GAAP on the Financial Statements, (b) any landlords’, mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like Lien arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that is being contested in good faith, (c) imperfections or irregularities of title and other Liens that would not, individually or in the aggregate, materially detract from the value of, or materially interfere with, the present use and enjoyment of the asset or property subject thereto or affected thereby, (d) zoning, planning, building and other similar limitations, restrictions and rights of any Governmental Entity to regulate property, (e) any Lien to be released on or prior to Closing, (f) Liens and other matters listed on Section 10 of the Disclosure Schedule, (g) any condition that may be shown on a current survey or by inspection of a property, (h) any Lien that a reputable title insurance company would be willing to omit as an exception or affirmatively insure against in a title insurance policy for the affected property, (i) any Lien recorded or filed in any land register or other public register, and (j) any Lien arising pursuant to the Rollover Credit Agreements or securing the Rollover Indebtedness.

“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, other business organization or Governmental Entity.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion through the end of the Closing Date for any Straddle Period.

“Products” has the meaning set forth in Section 4.7.

“Pro-Rata Share” means, with respect to each Seller, the percentage expressed opposite such Seller’s name on Schedule B under the heading of “Pro-Rata Share”.

“Proxy Statement” has the meaning set forth in Section 6.6(a).

“Purchase Price” has the meaning set forth in Section 2.1.

“Real Property Leases” has the meaning set forth in Section 4.10(b).

“Registered IP” has the meaning set forth in Section 4.16(a).

“Registration Rights Agreement” has the meaning set forth in the recitals to this Agreement.

“Related Parties” means, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, members, general or limited partners, Affiliates, Representatives, and each of their respective successors and assigns.

“Representatives” means the officers, directors, managers, employees, counsel, accountants, agents, financial advisers and consultants of a Person.

“Rollover Credit Agreement Default” means any Default (as defined in either Rollover Credit Agreement) or any Event of Default (as defined in either Rollover Credit Agreement).

“Rollover Credit Agreements” means, collectively, (a) that certain First Lien Credit Agreement, dated as of August 3, 2015, by and among HB Holdings, LLC, Hostess Brands, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and (b) that certain Second Lien Credit Agreement, dated as of August 3, 2015, by and among HB Holdings, LLC, Hostess Brands, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

“Rollover Indebtedness” means, as of the applicable date of determination, all of the outstanding Indebtedness of the Hostess Subsidiaries under the Rollover Credit Agreements; provided, that for purposes of determining the Rollover Indebtedness, no contingent reimbursement obligations with respect to any letters of credit or similar credit support of a Hostess Entity shall be considered Indebtedness of the Hostess Entities.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Section 16” has the meaning set forth in Section 6.10.

“Section 280G” has the mean set forth in Section 6.22.

“Securities Act” means the Securities Act of 1933, as amended from time to time.

“Seller” or “Sellers” has the meaning set forth in the preamble to this Agreement.

“Seller Indemnitees” has the meaning set forth in Section 9.3(a).

“Seller Released Parties” has the meaning set forth in Section 6.16(a).

“Sellers’ Representative” has the meaning set forth in the preamble to this Agreement.

“Sellers’ Required Funds” means $600,000,000.

“Specified Matter” has the meaning set forth in Section 9.2(a)(vii).

“Specified Matter AP Hostess LP Escrow Shares” means a number of shares of Buyer Class A Common Stock equal to (a) the Specified Matter Cap, multiplied by (b) AP Hostess LP’s Pro-Rata Share, divided by (c) the Closing Per Share Price.

“Specified Matter Calculation Date” shall mean each of (a) December 31, 2016, (b) December 31, 2017 and (c) the second anniversary of the Closing Date.

“Specified Matter Cap” has the meaning set forth in Section 9.2(b)(ii).

“Specified Matter CDM Hostess Escrow Shares” means a number of shares of Buyer Class B Common Stock equal to (a) the Specified Matter Cap, multiplied by (b) CDM Hostess’ Pro-Rata Share, divided by (c) the Closing Per Share Price.

“Specified Matter Hostess CDM Co-Invest Escrow Shares” means a number of shares of Buyer Class B Common Stock equal to (a) the Specified Matter Cap, multiplied by (b) Hostess CDM Co-Invest’s Pro-Rata Share, divided by (c) the Closing Per Share Price.

“Specified Matter Escrow Account” has the meaning set forth in Section 2.4(a).

“Specified Matter Escrow Shares” means, collectively, the Specified Matter AP Hostess LP Escrow Shares, Specified Matter CDM Hostess Escrow Shares and Specified Matter Hostess CDM Co-Invest Escrow Shares.

“Specified Matter Indemnification Amount” has the meaning set forth in Section 9.2(c).

“Specified Matter Notice of Objection” has the meaning set forth in Section 9.2(c).

“Specified Matter Payment Date” has the meaning set forth in Section 9.2(c).

“Specified Matter Review Period” has the meaning set forth in Section 9.2(c).

“Specified Matter Statement” has the meaning set forth in Section 9.2(c).

“Stage One Merger” has the meaning set forth in the recitals to this Agreement.

“Stage Two Merger” has the meaning set forth in the recitals to this Agreement.

“Stock Consideration” means the Buyer Class A Common Stock, the Buyer Class B Common Stock and the LP Units to be issued to the Sellers pursuant to the Transactions contemplated by this Agreement, the AP Hostess Holdings Merger Agreement, Management LLC Merger Agreement and the Contribution and Purchase Agreement, including any Earn Out Shares issuable pursuant to Section 2.6.

“Straddle Period” has the meaning set forth in Section 6.14(f)(ii)(1).

“Subscription Agreements” has the meaning set forth in Section 5.16.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person.

“Target Rollover Indebtedness Amount” means $991,800,000.

“Target Working Capital” means $39,600,000.

“Tax” or “Taxes” means (a) any United States local, state or federal or foreign income, profits, franchise, withholding, ad valorem, personal property (tangible and intangible), employment, payroll, sales and use, social security, disability, occupation, real property, escheat or unclaimed property obligation, severance, excise and other taxes imposed by a Taxing Authority, (b) any interest, penalty, fine or addition thereto and (c) any liability in respect of any items described in clauses (a) or (b) payable by reason of Contract, assumption, transferee or successor liability, operation of Law or Treas. Reg. Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under Law) or otherwise.

“Tax Benefit Period” has the meaning set forth in Section 9.6(c).

“Tax Claim” has the meaning set forth in Section 6.14(h).

“Tax Purchase Price” has the meaning set forth in Section 2.7.

“Tax Receivable Payments” means all payments made to the Sellers pursuant to the Tax Receivables Agreement.

“Tax Receivable Agreement” has the meaning set forth in the recitals to this Agreement.

“Tax Receivable Amount” means the aggregate amount of all Tax Receivable Payments.

“Tax Representations” has the meaning set forth in Section 9.1(a).

“Tax Returns” means any return, report or similar statement filed or required to be filed with respect to any Taxes (including any attached schedules), including any information return, claim for refund, amended return and declaration of estimated Tax.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Territory” has the meaning set forth in Section 4.16(a).

“Third Party Claim” has the meaning set forth in Section 9.4(a).

“Third Party Defense” has the meaning set forth in Section 9.4(b).

“Toler Bonus” has the meaning set forth in the Management LLC Merger Agreement.

“Toler Letter Agreement” means that certain letter agreement, dated July 4, 2016, from Hostess Brands to William Toler.

“Trading Day” means a day on which the NASDAQ Capital Market or such other principal United States securities exchange on which the shares of Buyer Class A Common Stock are listed or admitted to trading is open for the transaction of business (unless such trading shall have been suspended for the entire day), or if the shares of Buyer Class A Common Stock are not listed or admitted to trading on such an exchange, on the automated quotation system on which the shares of Buyer Class A Common Stock are then authorized for quotation.

“Transaction Document” means this Agreement, the Management LLC Merger Agreement, the Hostess Holdings A&R LPA, AP Hostess Holdings Merger Agreement, Buyer A&R Charter, Contribution and Purchase Agreement, the Exchange Agreement, the Tax Receivable Agreement, the Registration Rights Agreement, the Escrow Agreement, the Subscription Agreements, the Executive Chairman Agreement, the Confidentiality Agreement and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Proposals” has the meaning set forth in Section 6.6(a).

“Transfer Taxes” means all transfer, sales, use, real property transfer, goods and services, value added, documentary, stamp duty, gross receipts, excise, transfer and conveyance Taxes and other similar Taxes, duties, fees or charges.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents.

“Trust Account” has the meaning set forth in Section 5.17(a).

“Trust Agreement” has the meaning set forth in Section 5.17(a).

“Trustee” has the meaning set forth in Section 5.17(a).

“Upper Band Amount” means Target Working Capital plus the Non-Adjustment Amount.

“VWAP” means the daily per share volume-weighted average price of Buyer Class A Common Stock on the principal U.S. securities exchange or automated or electronic quotation system on which Buyer Class A Common Stock trades, as displayed under the heading Bloomberg VWAP on the Bloomberg page designated for Buyer Class A Common Stock (or its equivalent successor if such page is not available) in respect of the period from the open of trading on such day until the close of trading on such day (or if such volumeweighted average price is unavailable, (a) the per share volume-weighted average price of such Buyer Class A Common Stock on such day (determined without regard to afterhours trading or any other trading outside the regular trading session or trading hours), or (b) if such determination is not feasible, the market price per share of Buyer Class A Common Stock, in either case as determined by a nationally recognized independent investment banking firm retained in good faith for this purpose by the Buyer).

“Waived 280G Benefits” has the mean set forth in Section 6.22.

“Within the Band Amount” means greater than or equal to the Lower Band Amount and less than or equal to the Upper Band Amount.

“WARN Act” has the meaning set forth in Section 4.12(e).